
05065361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]


RECD S.E.C.
SEP 6 2005
1086

Tiger Petroleum Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Province of Quebec, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Pan Orient Energy Corp.

(Name of Person(s) Furnishing Form)

Common Shares
Convertible Debentures

(Title of Class of Subject Securities)

88680A (Common Shares)

(CUSIP Number of Class of Securities (if applicable))

David Cameron
Windsor Station, 9th Floor
1100, de la Gauchetiere Ouest
Montreal, Quebec
H3B 2S2

(514) 843-4855

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

August 26, 2005

(Date Tender Offer/Rights Offering Commenced)

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

August 26, 2005

PAN ORIENT ENERGY CORP.

(formerly Welwyn Resources Ltd.)

OFFER TO PURCHASE

all of the issued and outstanding common shares and convertible debentures of

TIGER PETROLEUM INC.

on the basis of

(i) one common share of Pan Orient Energy Corp. for every 4.25 common shares of Tiger Petroleum Inc., and (ii) at the election of each holder thereof (A) cash consideration equal to the aggregate of the principal amount of, and accrued and unpaid interest on, each convertible debenture of Tiger Petroleum Inc., or (B) 870 common shares of Pan Orient Energy Corp. for every $1,000 of aggregate principal amount of, and accrued and unpaid interest on, each convertible debenture of Tiger Petroleum Inc., or (C) any combination of (A) and (B).

This offer (the "Offer") by Pan Orient Energy Corp. (formerly Welwyn Resources Ltd.) ("Pan Orient" or the "Offeror") to purchase all of the outstanding common shares (the "Tiger Shares") of Tiger Petroleum Inc. ("Tiger") not currently owned by Pan Orient, including common shares which may become outstanding after the date of this Offer upon the exercise or conversion of outstanding options or other rights to purchase Tiger Shares, and the convertible debentures (the "Convertible Debentures" and together with the Tiger Shares, the "Securities") of Tiger, will be open for acceptance from the date of this Offer until 5:00 p.m. (Calgary time) (the "Expiry Time") on September 30, 2005, unless extended or withdrawn. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least $66^2/_3$% of the Tiger Shares (on a fully diluted basis) prior to the Expiry Time. This condition, and the other conditions to the Offer, are described in section 4 of the Offer, "Conditions of the Offer".

The Tiger Shares are listed on the TSX Venture Exchange (the "**TSXV**") but have been suspended from trading since May 10, 2005. On April 27, 2005 (the last trading day prior to the public announcement of the Offeror's intention to make the Offer) the closing price of the Tiger Shares on the TSXV was $0.20. The common shares of Pan Orient (the "**Pan Orient Shares**") are listed for trading on the TSXV. On April 27, 2005 (the last trading day prior to the public announcement of the Offeror's intention to make the Offer) the closing price of the Pan Orient Shares on the TSXV was $1.30. The Offer represents approximately a 53% premium over the closing price of the Tiger Shares on the TSXV on April 27, 2005. On August 25, 2005 the closing price of the Pan Orient Shares on the TSXV was $1.71, representing a premium of 68% over the $0.24 closing price of Tiger Shares on May 10, 2005, being the last day on which the Tiger Shares traded on the TSXV prior to being suspended from trading.

Persons whose Securities are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer. Persons whose Securities are registered in their names who wish to accept the Offer must properly complete and execute the applicable accompanying Letter of Transmittal, and deposit it, together with the certificate or certificates representing their Tiger Shares or Convertible Debentures, as applicable, in accordance with the instructions in the applicable accompanying Letter of Transmittal. Alternatively, Shareholders and Debenture Holders may follow the procedures for guaranteed delivery described under section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery.

Questions and requests for assistance may be directed to the Dealer Manager or the Depository or your broker or other financial advisor. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager or the Depository at their respective offices shown on the last page of this document.

The Dealer Manager for the Offer is:

Research Capital Corporation
1330, 140 – 4th Avenue SW
Calgary, Alberta T2P 3N3

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in the Offer and Circular. Any representation to the contrary is unlawful.

The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, any Shareholder or Debenture Holder in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders or Debenture Holders in any such jurisdiction.

Shareholders and Debenture Holders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Securities or of Tiger's related securities during the Offer Period, as permitted by applicable laws or regulations.

Information Concerning Tiger

Although Pan Orient has had discussions with the management of Tiger and has reviewed certain contracts and records of Tiger, unless otherwise indicated in this Circular, the information concerning Tiger contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Tiger on file with Canadian securities regulatory authorities, the TSXV and other public sources and information provided to Pan Orient by Tiger. Although Pan Orient has no knowledge that would indicate that any statements relating to Tiger contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Pan Orient nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Tiger to disclose events which may have occurred or which may affect the significance or accûracy of such information but which are unknown to Pan Orient.

Notice to Shareholders and Debenture Holders in the United States

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (the "SEC") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian corporation and the Pan Orient Shares offered hereby are offered in accordance with the disclosure requirements of certain provinces of Canada. Shareholders and Debenture Holders in the United States should be aware that these requirements are different from those of the United States. The Offeror is permitted to prepare the Offer and Circular in accordance with Canadian disclosure requirements.

The enforcement by Shareholders and Debenture Holders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that the majority of its officers and directors reside outside the United States, that some of the experts or the Dealer Manager named in the Circular reside outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States. Shareholders and Debenture Holders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies.

Shareholders and Debenture Holders who are citizens or residents of the United States should be aware that tendering their Securities pursuant to the Offer may have tax consequences under the laws of both the United States and Canada that are not described in the Circular and it is recommended that they consult their tax advisors for information with respect thereto.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized by Pan Orient, the Depository or Dealer Manager.

No Pan Orient Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Pan Orient is satisfied that the Pan Orient Shares may be delivered in such other jurisdictions without further action by Pan Orient or on a basis otherwise determined acceptable to Pan Orient in its sole discretion.

Currency and Exchange Rates

All dollar references in this document, which incorporates the Offer and the Circular, and in the Letters of Transmittal and the Notice of Guaranteed Delivery which accompany this document, are in Canadian dollars, except where otherwise indicated.

On August 25, 2005, the rate of exchange for the Canadian dollar expressed in U.S. dollars, based on the closing rate as provided by the Bank of Canada, was Canadian $1.00 = United States $0.839.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Offer and Circular (including the Appendices hereto) are "forward-looking statements" and are prospective. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to the Offer include: volatility in market prices for oil and natural gas; changes in foreign currency exchange rates; liabilities and risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; geopolitical instability; realization of tax and other synergies and the ability to integrate certain systems and processes, as well as other risk factors listed from time to time in the Offeror's reports, comprehensive public disclosure documents, and other filings with securities commissions in Canada (available on SEDAR at www.sedar.com).

TABLE OF CONTENTS

SUMMARY

The following is a summary of more detailed information appearing elsewhere in the Offer and Circular, including the Appendices thereto, the Letters of Transmittal and the Notice of Guaranteed Delivery and is qualified in all respects by such information. Shareholders and Debenture Holders are urged to read the Offer and Circular in its entirety.

The Offer

The Offeror is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Tiger Shares, including all Tiger Shares which may be issued on the exercise or conversion of outstanding options or other rights to purchase Tiger Shares, on the basis of one Pan Orient Share for every 4.25 Tiger Shares. The Offeror is also offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Convertible Debentures for, at the election of each holder thereof, (i) cash consideration equal to the aggregate of the principal amount thereof and accrued and unpaid interest thereon, or (ii) consideration equal to 870 Pan Orient Shares for every $1,000 of aggregate principal amount thereof and accrued and unpaid interest thereon, or (iii) any combination of (i) and (ii). See section 1 of the Offer, "The Offer".

The Offer is made only for Tiger Shares and Convertible Debentures and is not made for any options or other rights to purchase Tiger Shares. Any holder of such options or other rights who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options or other rights in order to obtain certificates representing Tiger Shares and deposit the Tiger Shares in accordance with the Offer. Any such exercise must be effected sufficiently in advance of the Expiry Time to ensure that the holders of options or other rights to purchase Tiger Shares will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery set forth in section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery". Pursuant to the Acquisition Agreement, Pan Orient and Tiger have agreed that all vested and unvested Tiger Options tendered to Tiger for exercise, conditional on Pan Orient taking up Tiger Shares under the Offer, shall be deemed to have been exercised concurrently with the take-up of Tiger Shares by Pan Orient. Furthermore, Pan Orient has agreed to accept as validly tendered under the Offer all Tiger Shares that are to be issued pursuant to a Conditional Exercise, provided that the holders of the Tiger Options indicate that such shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such shares. See "Acquisition Agreement – Tiger Options" in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, any Shareholder or Debenture Holder in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror and its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders or Debenture Holders in any such jurisdiction.

The obligation of the Offeror to take up and pay for Securities pursuant to the Offer is subject to certain conditions. See section 4 of the Offer, "Conditions of the Offer".

Pan Orient Energy Corp.

Pan Orient is an oil & gas exploration and production company headquartered in Calgary, Alberta. Pan Orient is engaged in the exploration and development of petroleum and natural gas reserves in Alberta and intends to expand internationally with a focus on Asia, in particular Indonesia, Thailand, India and China. Disclosure documents of Pan Orient are available on SEDAR at **www.sedar.com**. See "Pan Orient Energy Corp." in the Circular.

Tiger Petroleum Inc.

Tiger is an oil & gas exploration and production company incorporated under the QCA and headquartered in Calgary, Alberta. Tiger is engaged in the exploration for, and the development, production and acquisition of, natural gas and petroleum interests in Asia, particularly Thailand. Tiger's principal resource properties are two exploration licences and four production licenses located on-shore in Thailand. Disclosure documents of Tiger are available on SEDAR at **www.sedar.com**. See "Tiger Petroleum Inc." in the Circular.

Selected Financial Information

The following tables set out certain financial information for Pan Orient, Pan Orient Energy Ltd. and Tiger as well as certain pro forma financial information after giving effect to the Reverse Take-Over and acquisition of the Tiger Shares and Convertible Debentures pursuant to the Offer and certain other adjustments. No attempt has been made to calculate or estimate the effect of potential synergies between Pan Orient and Tiger. **The following information should be read in conjunction with the financial statements, including the notes thereto, and other information set forth in the Appendices to the Offer and Circular.**

	Pan Orient (formerly Welwyn) as at and for the year ended December 31, 2004 (audited)	Pan Orient Energy Ltd. as at and for the period ended December 31, 2004 (audited) (1)	Tiger as at and for the year ended December 31, 2004 (audited) (2)	Pro-Forma consolidated as at and for the year ended December 31, 2004 (unaudited) (3)
Revenue	85,169	Nil	1,098,610	1,183,779
Net income (loss)	(133,759)	Nil	(936,125)	(920,894)
per share basic and diluted	(0.12)	Nil	(0.07)	(0.03)
Assets	11,943	6,453,421	5,257,808	n/a
Total liabilities	387,271	62,113	1,779,967	n/a

Notes:

(1) Pan Orient Energy Ltd. was incorporated on April 21, 2004. Financial information is included as at December 31, 2004 and for the period from incorporation to December 31, 2004.

(2) The information for Tiger has been based upon or taken from public sources.

(3) The unaudited pro forma statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been effected on the dates indicated or of the results that may be obtained in the future. See the notes to the unaudited pro forma statements set forth in Appendix "B" for assumptions and adjustments.

	Pan Orient (formerly Welwyn) as at and for the three months ended March 31, 2005 (unaudited)	Pan Orient Energy Ltd. as at and for the three months ended March 31, 2005 (unaudited)	Tiger as at and for the three months ended March 31, 2005 (unaudited) (1)	Pro-Forma consolidated as at and for the three months ended March 31, 2005 (unaudited) (2)
Revenue	Nil	Nil	217,288	217,218
Net income (loss)	(54,292)	Nil	(537,459)	(554,082)
per share basic and diluted	(0.05)	Nil	(0.04)	(0.02)
Assets	6,320	8,287,519	5,300,130	18,352,670
Total liabilities	435,940	141,295	1,696,748	640,970

Notes:

(1) The information for Tiger has been based upon or taken from public sources.

(2) The unaudited pro forma statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been effected on the dates indicated or of the results that may be obtained in the future. See the notes to the unaudited pro forma statements set forth in Appendix "B" for assumptions and adjustments.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the issued and outstanding Securities. See "Purpose of the Offer and Pan Orient's Plans for Tiger" in the Circular.

If the Offeror takes up and pays for Tiger Shares validly deposited pursuant to the Offer, the Offeror intends to acquire any remaining Tiger Shares through a Compulsory Acquisition or, if the Offeror's right of compulsory acquisition is not available, then pursuant to a Subsequent Acquisition Transaction. See "Acquisition of Securities Not Deposited" in the Circular.

If the Offer is successful, it is expected that certain changes will be effected with respect to the composition of the board of directors and officers of Tiger to allow nominees of the Offeror to become directors and officers of Tiger. Following consummation of the Offer, the Offeror intends to review the affairs and operations of Tiger and consider what actions might be appropriate in the circumstances, which actions may include staffing changes, integration of the business of Tiger with the business of the Offeror and disposition of certain assets of Tiger. Such actions may also include the winding-up or amalgamation of Tiger with the Offeror or a subsidiary of the Offeror as part of a Subsequent Acquisition Transaction or otherwise.

If permitted by applicable law, subsequent to the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Tiger Shares from the TSXV and to cause Tiger to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer at such time. The effect of these actions will be that Tiger will no longer be required to publicly file or provide to security holders financial information or timely disclosure in Canada with respect to its affairs. See "Purpose of the Offer and Pan Orient's Plans for Tiger" in the Circular.

Acquisition Agreement

Effective April 27, 2005, Tiger and Pan Orient entered into the Acquisition Agreement. The Acquisition Agreement sets forth the terms and conditions upon and subject to which the Offer is to be made by the Offeror. Please see "Acquisition Agreement" in the Circular.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time, being 5:00 p.m. (Calgary time) on September 30, 2005, unless extended at the Offeror's sole discretion or withdrawn by the Offeror in accordance with the terms of the Offer. See section 5 of the Offer, "Extension and Variation of the Offer" and section 6 of the Offer, "Take Up and Payment for Deposited Securities".

Manner of Acceptance

Persons whose Securities are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact their nominees to deposit their Securities. Persons whose Securities are registered in their names who wish to accept the Offer must deposit certificates representing their Tiger Shares or Convertible Debentures, as applicable, together with the applicable accompanying Letter of Transmittal (printed on blue paper for Tiger Shares and yellow paper for Convertible Debentures), duly completed and executed, and all other documents required by the applicable accompanying Letter of Transmittal, at the office of the Depository specified in the applicable Letter of Transmittal no later than the Expiry Time. Instructions are contained in the applicable Letter of Transmittal which accompanies this Offer and Circular.

Alternatively, Shareholders and Debenture Holders may follow the procedures for guaranteed delivery described under section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery.

If a Letter of Transmittal has been executed by a person other than the registered holder(s) of the Securities deposited therewith, then the certificate(s) of the Tiger Shares or the Convertible Debentures must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), which also might be required under certain other circumstances as set forth in the Letter of Transmittal.

The deposit of Tiger Shares and Convertible Debentures pursuant to the procedures set forth in the Offer will constitute a binding agreement between the depositing Shareholder or Debenture Holder, as applicable, and the Offeror upon the terms and subject to the conditions of the Offer.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Tiger Shares or Convertible Debentures deposited under the Offer unless the conditions described in section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time and at the time the Offeror first takes up and pays for Tiger Shares under the Offer, at least $66^2/_3$% of the Tiger Shares on a fully diluted basis.

For a complete description of the conditions to the Offer, see section 4 of the Offer, "Conditions of the Offer".

Take Up and Payment for Deposited Securities

If all the conditions referred to in section 4 of the Offer, "Conditions of the Offer", are waived by the Offeror or satisfied, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Securities validly deposited and not withdrawn under the Offer not later than ten days after the Expiry Date. In accordance with applicable law, any Securities deposited under the Offer after the first date on which Securities have been taken up by the Offeror will be taken up and paid for, without interest, within ten days of such deposit. See section 6 of the Offer, "Take Up and Payment for Deposited Securities ".

Withdrawal of Deposited Securities

Securities deposited pursuant to the Offer may be withdrawn (unless otherwise agreed) until taken up and paid for by the Offeror by following the procedures set forth in section 7 of the Offer. See section 7 of the Offer, "Withdrawal of Deposited Securities ".

Stock Exchange Listing and Trading of Tiger Shares and Pan Orient Shares

The Tiger Shares are listed on the TSXV but have been suspended from trading since May 10, 2005. On April 27, 2005 (the last trading day prior to the public announcement of the Offeror's intention to make the Offer) the closing price of the Tiger Shares on the TSXV was $0.20. The Pan Orient Shares are listed for trading on the TSXV. On April 27, 2005 (the last trading day prior to the public announcement of the Offeror's intention to make the Offer) the closing price of the Pan Orient Shares on the TSXV was $1.30. The Offer represents approximately a 53% premium over the closing price of the Tiger Shares on the TSXV on April 27, 2005. On August 25, 2005, the closing price of the Pan Orient Shares on the TSXV was $1.71, representing a premium of 68% over the $0.24 closing price of Tiger Shares on May 10, 2005, being the last day on which the Tiger Shares traded on the TSXV prior to being suspended from trading. The Convertible Debentures are not listed for trading on any stock exchange. See "Pan Orient Energy Corp. – Price Range and Trading Volume of Pan Orient Shares" and "Tiger Petroleum Inc. – Price Range and Trading Volume of Tiger Shares" in the Circular.

Acquisition of Securities Not Deposited

If by the Expiry Time, the Offer has been accepted by the holders of not less than 90% of the Tiger Shares, other than Tiger Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates, and such Tiger Shares have been taken up and paid for by the Offeror, the Offeror currently intends to acquire the remaining Tiger Shares, pursuant to the compulsory acquisition provisions of the *Quebec Companies Act* (the "**QCA**"), on the same terms on which the Offeror acquired Tiger Shares pursuant to the Offer. If such statutory right of compulsory acquisition is not available, or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Tiger Shares not deposited under the Offer, including a Subsequent Acquisition Transaction. The Offeror will, in any such case, cause the Tiger Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. See "Acquisition of Securities Not Deposited" in the Circular.

Depository

Olympia Trust Company is acting as Depository under the Offer. The Depository will receive deposits of certificates representing the Tiger Shares and the Convertible Debentures and accompanying Letters of Transmittal at the office specified in the applicable Letter of Transmittal. The Depository will receive Notices of Guaranteed Delivery only at the Calgary office of the Depository. The Depository will be responsible for giving certain notices, if required, and for making payment for all Tiger Shares and Convertible Debentures purchased by the Offeror under the Offer. See "Depository" in the Circular.

Financial Advisor and Dealer Manager

The Offeror has retained the services of Research Capital Corporation to act as its financial advisor in connection with the Offer. Research Capital Corporation is acting in Canada as dealer manager in connection with the Offer. Research Capital Corporation has undertaken to form a soliciting dealer group (the "**Soliciting Dealer**

Group") comprising members of the Investment Dealers Association of Canada and members of the TSXV to solicit acceptances of the Offer in Canada. Each member of the Soliciting Dealer Group, including Research Capital Corporation, is referred to herein as a "**Soliciting Dealer**". See "Soliciting Dealer Group" in the Circular.

Canadian Federal Income Tax Considerations

The disposition of Tiger Shares solely in consideration for Pan Orient Shares will generally not give rise to a capital gain or capital loss under the Tax Act unless a Shareholder elects to the contrary. See "Canadian Federal Income Tax Considerations" in the Circular.

In general, the exchange of Convertible Debentures for cash and/or Pan Orient Shares will give rise to a capital gain (or capital loss) under the Tax Act to the extent that the proceeds of disposition, net of any amount included in the holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of their Convertible Debentures. See "Canadian Federal Income Tax Considerations" in the Circular.

Shareholders and Debenture Holders should consult their own tax advisors for advice with respect to the tax consequences to them of accepting the Offer or of any Subsequent Acquisition Transaction.

Fees and Commissions

Depositing Shareholders and Debenture Holders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letters of Transmittal, stock transfer taxes with respect to the purchase of Tiger Shares or Convertible Debentures, as applicable, by the Offeror pursuant to the Offer if they accept the Offer by depositing their Tiger Shares or Convertible Debentures, as applicable, directly with the Depository or by utilizing the services of any member of the Soliciting Dealer Group. If a depositing Shareholder or Debenture Holder owns Securities through a broker or other nominee and such broker or nominee deposits such Securities on the Shareholder's or Debenture Holder's, as applicable, behalf, the broker or nominee may charge a fee for performing this service. See "Depository" and "Soliciting Dealer Group" in the Circular.

DEFINITIONS

In this document, which incorporates the Offer and the Circular, including the Appendices thereto, the terms set forth below shall have the meanings set forth below, unless the subject matter or context is inconsistent with such meaning or such terms are otherwise defined herein.

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder.

"**Acquisition Agreement**" means the acquisition agreement dated effective April 27, 2005, as amended, between Pan Orient and Tiger, whereby Pan Orient agreed, subject to the terms and conditions of such agreement, to make the Offer, as described under "Acquisition Agreement" in the Circular.

"**Acquisition Proposal**" has the meaning ascribed thereto under the heading "Acquisition Agreement – Non - Solicitation" in the Circular.

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"**Autorité**" means the Autorité des marches financiers.

"**Circular**" means the take-over bid circular accompanying the Offer and forming part hereof.

"**Compulsory Acquisition**" has the meaning ascribed thereto under the heading "Acquisition of Securities Not Deposited - Compulsory Acquisition" in the Circular.

"**Conditional Exercise**" has the meaning ascribed thereto under the heading "Acquisition Agreement – Tiger Options".

"**Convertible Debentures**" means the issued and outstanding debentures of Tiger in the aggregate principal amount of $1,241,341, which are convertible into Tiger Shares in accordance with the terms thereof.

"**Dealer Manager**" means Research Capital Corporation.

"**Debenture Holders**" means the holders of Convertible Debentures.

"**Deposited Securities**" has the meaning ascribed thereto in section 3 of the Offer, "Manner of Acceptance – General".

"**Depository**" means Olympia Trust Company at the office specified in the Letter of Transmittal and on the last page of this document.

"**Dissenting Offeree**" has the meaning ascribed thereto under the heading "Acquisition of Securities Not Deposited – Compulsory Acquisition" in the Circular.

"**Distributions**" has the meaning ascribed thereto in section 3 of the Offer, "Manner of Acceptance – General".

"**Effective Date**" has the meaning ascribed thereto in section 3 of the Offer, "Manner of Acceptance – General".

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

"**entities**" with respect to either Tiger or the Offeror, means, collectively, the subsidiaries, associates or other persons in which Tiger or the Offeror, as appropriate, has a direct or indirect material interest.

"**Expiry Date**" means September 30, 2005 or such other date or dates as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, "Extension and Variation of the Offer".

"**Expiry Time**" means 5:00 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, "Extension and Variation of the Offer".

"**fully diluted basis**" means, with respect to the number of outstanding Tiger Shares at any time, such number of outstanding Tiger Shares calculated assuming that all outstanding options and other rights to purchase or otherwise acquire Tiger Shares are exercised.

"**Letter of Transmittal**" means the applicable letter of transmittal (printed on blue paper for Tiger Shares and yellow paper for Convertible Debentures) in the form accompanying the Offer and Circular.

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of section 4 of the Offer, "Conditions of the Offer".

"**Non-Resident Holder**" has the meaning ascribed thereto in the Circular under the heading "Canadian Federal Income Tax Considerations – Shareholders and Debenture Holders Not Resident in Canada".

"**Non-Resident Shareholder**" has the meaning ascribed thereto in the Circular under the heading "Canadian Federal Income Tax Considerations – Shareholders and Debenture Holders Not Resident in Canada".

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular.

"**Offer**" means the offer to purchase Tiger Shares and Convertible Debentures made hereby to Shareholders and Debenture Holders, respectively, and forming a part hereof.

"**Offer Period**" means the period commencing on the date of this document and ending at the Expiry Time.

"**Offeror**" means Pan Orient Energy Corp.

"**Offeror's Notice**" has the meaning ascribed thereto under the heading "Acquisition of Securities Not Deposited – Compulsory Acquisition" in the Circular.

"**OSC**" means the Ontario Securities Commission.

"**OSC Rule 61-501**" means OSC Rule 61-501 – Insider Bid, Issuer Bids, Business Combinations and Related Party Transactions, as promulgated under the *Securities Act* (Ontario), as amended.

"**Pan Orient**" means Pan Orient Energy Corp. (formerly Welwyn Resources Ltd.), a corporation existing under the laws of the Province of Alberta.

"**Pan Orient Shares**" means the common shares in the capital stock of Pan Orient.

"**person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative.

"**Policy Q-27**" means Policy Statement Q-27 of the Autorité – Protection of Minority Security Holders in the Course of Certain Transactions, as amended.

"**Publicly Disclosed by Tiger**" means disclosed by Tiger in a public filing made by it on SEDAR or by way of press release made through a nationally recognized news wire service in Canada, in each case prior to the date hereof.

"**QCA**" means the *Quebec Companies Act*, R.S.Q. c.C-38, as amended, including the regulations promulgated thereunder.

"**Reverse Take-Over**" has the meaning ascribed thereto under the heading "Pan Orient Energy Corp. – Pan Orient" in the Circular.

"**Securities**" means the Convertible Debentures and Tiger Shares.

"**Shareholders**" means the holders of Tiger Shares.

"**Soliciting Dealer Group**" has the meaning ascribed thereto under the heading "Soliciting Dealer Group" in the Circular.

"**Stock Option Plan**" means the stock option plan of Tiger.

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto under the heading "Acquisition of Securities Not Deposited - Subsequent Acquisition Transactions" in the Circular.

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended.

"**Superior Proposal**" has the meaning ascribed thereto under the heading "Acquisition Agreement – No Solicitation" in the Circular.

"**Tax Act**" means the *Income Tax Act* (Canada) and regulations thereunder, as amended.

"**Tiger**" means Tiger Petroleum Inc., a corporation existing under the laws of the Province of Quebec.

"**Tiger Options**" means the issued and outstanding options of Tiger to acquire Tiger Shares.

"**Tiger Shares**" means the common shares of Tiger.

"**TSXV**" means the TSX Venture Exchange.

"**United States**" or "**U.S.**" means the United States of America, its territories, its possessions or other areas subject to its jurisdiction.

OFFER TO PURCHASE

TO: THE HOLDERS OF COMMON SHARES AND CONVERTIBLE DEBENTURES OF TIGER PETROLEUM INC.

1. The Offer

The Offeror is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Tiger Shares, including all Tiger Shares which may be issued on the exercise or conversion of outstanding options or other rights to purchase Tiger Shares, on the basis of one Pan Orient Share for every 4.25 Tiger Shares. The Offeror is also offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Convertible Debentures for, at the election of each holder thereof, (i) cash consideration equal to the aggregate of the principal amount thereof and accrued and unpaid interest thereon (the "**Cash Alternative**"), or (ii) consideration equal to 870 Pan Orient Shares for every $1000 of aggregate principal amount thereof and accrued and unpaid interest thereon (the "**Share Alternative**"), or (iii) any combination of (i) or (ii) (the "**Combination Alternative**"). Debenture Holders who do not properly elect either the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any Convertible Debentures deposited by them pursuant to the Offer will be deemed to have elected the Share Alternative with respect to such Convertible Debentures.

All Debenture Holders who tender Convertible Debentures to the Offer will, and will be deemed to, have assigned to the Offeror any accrued and unpaid interest on the Convertible Debentures for the period from August 26, 2005 to the date such Convertible Debentures are taken up and paid for by the Offeror. Accordingly, Debenture Holders who tender Convertible Debentures to the Offer which are taken up and paid for by the Offeror pursuant to the Offer will not receive accrued and unpaid interest from and after August 26, 2005. See Section 3 of the Offer, "Manner of Acceptance – General".

The Offer is made only for the Tiger Shares and Convertible Debentures and is not made for any options or other rights to purchase Tiger Shares. Any holder of such options or other rights who wishes to accept the Offer should, to the extent permitted by the terms thereof and applicable law, exercise such options or other rights in order to obtain certificates representing Tiger Shares and deposit the Tiger Shares in accordance with the Offer. Any such exercise must be effected sufficiently in advance of the Expiry Time to ensure that the holders of options or other rights to purchase Tiger Shares will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery set forth in section 3 of this Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery". Pursuant to the Acquisition Agreement, Pan Orient and Tiger have agreed that all vested and unvested Tiger Options tendered to Tiger for exercise, conditional on Pan Orient taking up Tiger Shares under the Offer, shall be deemed to have been exercised concurrently with the take-up of Tiger Shares by Pan Orient. Furthermore, Pan Orient has agreed to accept as validly tendered under the Offer all Tiger Shares that are to be issued pursuant to a Conditional Exercise, provided that the holders of the Tiger Options indicate that such shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such shares. See "Acquisition Agreement – Tiger Options" in the Circular.

Holders of options or other rights to purchase Tiger Shares should also consult their own tax advisors for advice with respect to the potential income tax consequences to them of exercising such options or other rights.

The Offeror will not issue fractional Pan Orient Shares. Any fractional number of Pan Orient Shares equal to or greater than 0.5 will be rounded up to the nearest whole number of Pan Orient Shares and less than 0.5 will be rounded down to the nearest whole number of Pan Orient Shares.

The Offeror has applied to the TSXV to list the Pan Orient Shares to be issued to Shareholders and Debenture Holders in connection with the Offer. Listing will be subject to the Offeror fulfilling all of the requirements of the TSXV.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Debenture Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror and its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders or Debenture Holders in any such jurisdiction.

The Offer is subject to certain conditions as detailed under section 4 of the Offer, "Conditions of the Offer". If such conditions are met, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Securities validly deposited under the Offer and not withdrawn in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by the Offeror without prejudice to any other right which the Offeror may have, by notice in writing delivered to the Depository at its principal office in Calgary, Alberta.

Depositing Shareholders and Debenture Holders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the applicable Letter of Transmittal, stock transfer taxes with respect to the purchase of Securities by the Offeror pursuant to the Offer if they accept the Offer by depositing their Securities directly with the Depository or by utilizing the services of any member of the Soliciting Dealer Group. If a depositing Shareholder or Debenture Holder, as applicable, owns Securities through a broker or other nominee and such broker or nominee deposits Securities on the Shareholder's or Debenture Holder's, as applicable, behalf, the broker or nominee may charge a fee for performing this service. See "Depository" and "Soliciting Dealer Group" in the Circular.

The attached Circular and the accompanying Letters of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time, being 5:00 p.m. (Calgary time) on September 30, 2005, unless extended at the Offeror's sole discretion or withdrawn by the Offeror in accordance with the terms of the Offer. See section 5 of the Offer, "Extension and Variation of the Offer" and section 6 of the Offer, "Take Up and Payment for Deposited Securities."

3. Manner of Acceptance

Letter of Transmittal

In order for a Shareholder or Debenture Holder to validly deposit Securities to the Offer:

(a) a Letter of Transmittal (printed on blue paper for Tiger Shares and yellow paper for Convertible Debentures) in the form accompanying the Offer, properly completed and duly executed as required by the instructions set out in the applicable Letter of Transmittal, and any other documents required by the instructions set out in the applicable Letter of Transmittal, together with the certificate or certificates representing the Tiger Shares or the Convertible Debentures, as applicable, in respect of which the Offer is being accepted, must be received by the Depository, at the office listed in the applicable Letter of Transmittal, no later than the Expiry Time; or

(b) the depositing Shareholder or Debenture Holder must comply with the guaranteed delivery procedures described below.

Shareholders and Debenture Holders wishing to accept the Offer must so indicate in the applicable Letter of Transmittal. The Offer will not be validly accepted in accordance with the above requirements unless the Depository actually receives the required documents at the office listed in the applicable Letter of Transmittal at or before the Expiry Time.

Except as otherwise provided in the instructions set out in the applicable Letter of Transmittal, all signatures in the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal has been executed by a person other than the registered holder(s) of the Securities deposited therewith, then the certificate(s) of the Tiger Shares or the Convertible Debentures must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), which also might be required under certain other circumstances as set forth in the Letter of Transmittal. **The signature(s) on such endorsement or securities transfer power of attorney must be guaranteed by an Eligible Institution.**

Procedure for Guaranteed Delivery

If a Shareholder or Debenture Holder wishes to deposit Tiger Shares or Convertible Debentures as applicable, pursuant to the Offer and (i) the certificate or certificates representing such Tiger Shares or the Convertible Debentures are not immediately available, or (ii) such Shareholder or Debenture Holder, as the case may be, is not able to deliver the certificates representing such Tiger Shares or Convertible Debentures and all other required documents to the Depository at or prior to the Expiry Time, then such Tiger Shares or Convertible Debentures may nevertheless be deposited for acceptance pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery in the form (printed on green paper) accompanying the Offer, properly completed and duly executed, is received by the Depository at its Calgary office set forth in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Tiger Shares or Convertible Debentures, in proper form for transfer, together with a Letter of Transmittal in the form (printed on blue paper for Tiger Shares and yellow paper for Convertible Debentures) accompanying the Offer, properly completed and duly executed, covering the relevant Securities and all other documents required by the applicable Letter of Transmittal, are received by the Depository at its Calgary office set forth in the Notice of Guaranteed Delivery at or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Securities referenced therein, as set forth in the Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery may be delivered by hand, mail or facsimile transmission so as to be received by the Depository at its office in Calgary, Alberta, not later than the Expiry Time. **Delivery of the Notice of Guaranteed Delivery and the applicable Letter of Transmittal and accompanying certificates representing the Tiger Shares or Convertible Debentures, as applicable, to any office other than such office of the Depository does not constitute delivery for purposes of satisfying a guaranteed delivery.**

General

In all cases, payment for the Securities deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depository of certificates representing the Tiger Shares or the Convertible Debentures, as applicable, together with a Letter of Transmittal, properly completed and duly executed, covering the applicable Securities with the signatures guaranteed, if required, in accordance with the instructions set out in the applicable Letter of Transmittal, and any other required documents.

The method of delivery of certificates representing the Tiger Shares or the Convertible Debentures, as applicable, the applicable Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depository and a receipt be obtained from it. If such documents are mailed, the Offeror recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Persons whose Securities are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing such Securities.

The execution of a Letter of Transmittal by a Shareholder or Debenture Holder, as applicable, irrevocably constitutes and appoints the Depository and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder or Debenture Holder. This appointment is with respect to the Securities deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "**Deposited Securities**") and with respect to any and all dividends, distributions, payments, including, without limitation, any interest or other payments made pursuant to and in accordance with the terms and provisions of the Convertible Debentures, securities, rights, warrants, assets or other interests declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities, or any of them, on or after August 26, 2005, (collectively, the "**Distributions**"), effective on and after the date that the Offeror takes up and pays for the Deposited Securities (the "**Effective Date**"), with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of such Shareholder or Debenture Holder:

(a) register or record the transfer of Deposited Securities and/or any Distributions consisting of securities on the appropriate register of holders maintained by Tiger; and

(b) exercise any and all of the rights of the holder of the Deposited Securities and/or Distributions, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents, as applicable, in respect of all or any of the Deposited Securities and/or Distributions, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such holder in respect of such Deposited Securities and/or such Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Securities, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Deposited Securities and/or Distributions, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Securities and/or Distributions.

Furthermore, a holder of Deposited Securities and/or Distributions who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Deposited Securities and/or Distributions at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Securities and not to exercise any or all of the other rights or privileges attached to the Deposited Securities and/or Distributions, and agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents in respect of the Deposited Securities and/or Distributions and to designate in any such instruments of proxy the person or persons specified by Offeror as the proxy or the proxy nominee or nominees of the holder of the Deposited Securities and/or Distributions. Upon such appointment, all prior proxies given by the holder of such Deposited Securities or Distributions shall be revoked and no subsequent proxies may be given by such person with respect thereto.

A holder of Deposited Securities and/or Distributions who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and/or the Distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.

The deposit of Securities pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder or Debenture Holder, as the case may be, and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's or Debenture Holder's representation and warranty that:

(a) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Securities (and any Distributions) being deposited;

(b) the Securities (and any Distributions) being deposited have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any of such Securities (and any Distributions) to any other person;

(c) such Shareholder or Debenture Holder has good title to and owns the Securities (and any Distributions) being deposited within the meaning of applicable securities laws;

(d) the deposit of such Securities (and any Distributions) complies with applicable securities laws; and

(e) when such Securities (and any Distributions) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Securities deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders and Debenture Holders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Securities and accompanying documents. **There shall be no duty or obligation on the Offeror, the Depository, the Dealer Manager, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.**

The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, the Offeror reserves the right as a condition of the Offer to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and to postpone taking up and paying for any Securities deposited under the Offer unless all of the following conditions are satisfied or waived at the sole option of the Offeror (subject to applicable law):

(a) at the Expiry Time, and at the time the Offeror first takes up and pays for Tiger Shares and Convertible Debentures under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least $66^2/_3$% of the outstanding Tiger Shares (on a fully diluted basis) (the "**Minimum Condition**");

(b) the board of directors of Tiger shall have recommended that Shareholders and Debenture Holders, tender their Tiger Shares and Convertible Debentures, as applicable, to the Offer, and shall not have withdrawn such recommendation or acted in a way contrary to it;

(c) the Acquisition Agreement shall not have been terminated by Tiger or Pan Orient in accordance with its terms;

(d) Pan Orient shall not have determined, acting reasonably, that (i) Tiger has breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Acquisition Agreement, or (ii) any representation or warranty of Tiger contained in the Acquisition Agreement was untrue in any material respect as of the date of the Acquisition Agreement or ceased to be true and correct in any material respect prior to the date that Pan Orient first takes up and acquires Securities pursuant to the Offer;

(e) all outstanding options and other rights to acquire Tiger Shares will have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror in its reasonable judgment;

(f) all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that, in the Offeror's judgment, acting reasonably, are necessary or desirable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its judgment, acting reasonably;

(g) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, body corporate, corporation, partnership, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation, judgment, decision, order, ruling, directive or policy (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied:

    (i) which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Securities or the right of the Offeror to own or exercise full rights of ownership of the Securities,

    (ii) which could materially adversely affect Tiger or its entities considered individually or on a consolidated basis, or

    (iii) which challenges or would prevent or make uncertain the ability of the Offeror or its entities to effect any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(h) the Offeror shall have determined, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Securities under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Securities not acquired under the Offer;

(i) the Offeror shall not have determined, acting reasonably, that any material change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Tiger or its entities has occurred which is or may be adverse to Tiger or any of its entities or the value of the Securities to the Offeror and any of the foregoing that occurred prior to the Offer have been generally disclosed by Tiger to the public; and

(j) the Offeror shall not have determined, acting reasonably, that there has occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever since the Offer was made which materially adversely affects or involves, or may materially adversely affect or involve, the general economic, financial, currency exchange, securities or oil and gas industries in Canada or elsewhere, or the financial condition, business, operations, assets, affairs or prospects of Tiger or any of its entities.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before or after the Expiry Time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror). The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before or after the Expiry Time, in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this section 4, "Conditions of the Offer", will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depository at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depository, if required by law, as soon as practicable thereafter to notify the Shareholders and Debenture Holders in the manner set forth in section 11 of the Offer, "Notice", and shall provide a copy of the aforementioned notice to the TSXV. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Securities deposited under the Offer and all certificates for deposited Securities, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned, at the Offeror's expense, to the parties by whom they were deposited.

5. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended in the Offeror's sole discretion.

Subject as hereinafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time prior to the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depository at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depository as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in section 11 of the Offer, "Notice", to all Shareholders and Debenture Holders whose Securities have not been taken up prior to the extension or variation and shall provide a copy of the aforementioned notice to the TSXV. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depository at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all Securities deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after a notice of variation in respect of such variation has been given to Shareholders and Debenture Holders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.

During any such extension or in the event of any variation, all Securities previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to, among other things, section 6 of the Offer, "Take up and Payment for Deposited Securities ", and section 7 of the Offer, "Withdrawal of Deposited Securities ". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Tiger Shares or Convertible Debentures under the Offer is increased, then the increased consideration will be paid to all depositing Shareholders or Debenture Holders, as applicable, whose Securities are taken up under the Offer, whether or not such Securities are taken up by the Offeror before such variation.

6. Take Up and Payment for Deposited Securities

If all the conditions referred to under section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by the Offeror, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Securities deposited under the Offer not later than ten days after the Expiry Date. In accordance with applicable law, any Securities deposited under the Offer after the date on which the Offeror first takes up Securities deposited under the Offer must be taken up and paid for within 10 days of the deposit of such Securities.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Securities or to terminate the Offer and not take up or pay for any Securities if any condition specified in section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depository at its principal office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Securities in order to comply, in whole or in part, with any applicable law, including, without limitation, for such period of time as may be necessary to obtain any necessary regulatory approvals or clearances. See section 4 of the Offer, "Conditions of the Offer". If, for any reason whatsoever, the take-up of any Securities deposited pursuant to the Offer is delayed, or the Offeror is unable to take up Securities deposited pursuant to the Offer, then, without prejudice to the Offeror's other rights under the Offer, the Depository may, nevertheless, on behalf of the Offeror, retain the deposited Securities, except to the extent that the depositing Shareholders or Debenture Holders, as the case may be, exercise withdrawal rights as described in section 7 of the Offer, "Withdrawal of Deposited Securities ". The Offeror will not, however, take up and pay for any Securities deposited under the Offer unless the Offeror simultaneously takes up and pays for all Securities then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Securities validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depository at its principal office in Calgary, Alberta, of its acceptance for payment of such Securities pursuant to the Offer.

The Offeror will pay for Tiger Shares validly deposited under the Offer and not withdrawn by providing the Depository with sufficient certificates representing Pan Orient Shares for transmittal to depositing Shareholders. The Offeror will pay for Convertible Debentures validly deposited under the Offer and not withdrawn by providing the Depository with (i) sufficient funds (by bank transfer or other means satisfactory to the Depository), and/or (ii) sufficient certificates representing Pan Orient Shares, subject to the election of each Debenture Holder, for transmittal to depositing Debenture Holders.

Under no circumstances will interest on the purchase price of Securities purchased by the Offeror accrue, or be paid by the Offeror or the Depository, to persons depositing Securities, regardless of any delay in making such payment.

The Depository will act as the agent of persons who have deposited Securities in acceptance of the Offer for the purposes of receiving payment or certificates representing Pan Orient Shares, as applicable, from the Offeror and transmitting such payment or share certificates to such persons, and receipt of payment and/or certificates representing Pan Orient Shares by the Depository will be deemed to constitute receipt thereof by persons who have deposited and not withdrawn Securities pursuant to the Offer.

Fractions of Pan Orient Shares will not be issued. Any fractional number of Pan Orient Shares equal to or greater than 0.5 will be rounded up to the nearest whole number of Pan Orient Shares and less than 0.5 will be rounded down to the nearest whole number of Pan Orient Shares.

Settlement with each Shareholder who has deposited and not withdrawn Tiger Shares under the Offer will be made by the Depository issuing or causing to be issued a share certificate representing the appropriate number of Pan Orient Shares to which that person is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, such share certificate will be issued in the name of the registered holder of the Tiger Shares so deposited. Unless the person depositing the Tiger Shares instructs the Depository to hold the certificate representing Pan Orient Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificate will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, the share certificate will be forwarded to the address of the Shareholder as shown on the registers maintained by or on behalf of Tiger. Share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

Settlement with each Debenture Holder who has deposited and not withdrawn Convertible Debentures under the Offer will be made by the Depository issuing or causing to be issued, subject to the election of the Debenture Holder, (i) a cheque payable in Canadian funds in the amount to which that person it entitled, or (ii) a share certificate representing the appropriate number of Pan Orient Shares to which that person is entitled, or (iii) a combination of a cheque and share certificate. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, such cheque and/or share certificate will be issued in the name of the registered holder of the Convertible Debentures so deposited. Unless the person depositing the Convertible Debentures instructs the Depository to hold the cheque and/or certificate representing Pan Orient Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque and/or share certificate will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, the cheque and/or share certificate will be forwarded to the address of the Debenture Holder as shown on the registers maintained by or on behalf of Tiger. A cheque and/or share certificate mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

If any deposited Securities are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Tiger Shares or a greater principal amount of, and accrued and unpaid interest on, Convertible Debenture than the Shareholder or Debenture Holder, as applicable, desires to deposit, a certificate for Securities not purchased will be returned, without expense, to the depositing Shareholder or Debenture Holder, as applicable, as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer. See section 8, "Return of Securities ".

Depositing Shareholders and Debenture Holders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the applicable Letter of Transmittal, stock transfer taxes with respect to the purchase of Securities by the Offeror pursuant to the Offer if they accept the Offer by depositing their Securities directly with the Depository or by utilizing the services of any member of the Soliciting Dealer Group to accept the Offer. If a depositing Shareholder or Debenture Holder owns Securities through a broker or other nominee and such broker or nominee deposits Securities on the Shareholder's or Debenture Holder's, as applicable, behalf, the broker or nominee may charge a fee for performing this service. See "Depository" and "Soliciting Dealer Group" in the Circular.

7. Withdrawal of Deposited Securities

Except as otherwise stated in this section 7 and subject to applicable law, all deposits of Securities pursuant to the Offer are irrevocable; however, any Securities deposited in acceptance of the Offer may be withdrawn (unless otherwise agreed) by or on behalf of the depositing Shareholder or Debenture Holder, as applicable, at the place of deposit (unless otherwise required or permitted by applicable law):

(a) at any time when the Securities have not been taken up by the Offeror; or

(b) at any time after three business days from the date that the Offeror takes up such Securities, if such Securities have not been paid for by the Offeror.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which Securities may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered; or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder or Debenture Holder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror,

any Securities deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder or Debenture Holder, as the case may be, at the place of deposit at any time until the expiration of 10 days after the date upon which the notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a notice by electronic means that produces a printed copy), and must be actually received by the Depository at the place of deposit of the applicable Securities (or the Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be:

(a) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Securities to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and

(b) specify such person's name, the number of Tiger Shares or principal amount of Convertible Debenture to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Tiger Shares and Convertible Debentures, as applicable, to be withdrawn.

Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the applicable Letter of Transmittal (as described in the instructions set out in the applicable Letter of Transmittal), except in the case of Securities deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depository.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. **There shall be no duty or obligation on the Offeror, the Depository, the Dealer Manager, any member of the Soliciting Dealer Group or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.**

If the Offeror extends the Offer, is delayed in taking up or paying for Securities, or is unable to take up or pay for Securities for any reason, then, without prejudice to the Offeror's other rights, no Securities may be withdrawn, except to the extent that depositing Shareholders and Debenture Holders are entitled to withdrawal rights as set forth in this section 7 or pursuant to applicable law.

Withdrawals may not be rescinded and any Securities withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders and Debenture Holders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Securities

If any deposited Securities are not taken up and paid for by the Offeror for any reason, or if certificates are submitted for more Tiger Shares or a greater principal amount of Convertible Debenture than are deposited, certificates for Securities not purchased or deposited will be returned at the Offeror's expense by either sending new certificates representing Securities not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the depositing Shareholder or Debenture Holder, as applicable, in the applicable Letter of Transmittal or, if such name or address is not so specified, in such name and to such address of such Shareholder or Debenture Holder, as applicable, as shown on the registers maintained by or on behalf of Tiger as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after August 26, 2005, Tiger should subdivide, consolidate or otherwise change any of the Securities or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, and without prejudice to its rights under section 4 of the Offer, "Conditions to the Offer", make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Securities acquired pursuant to the Offer shall be transferred by the Shareholder or Debenture Holder, as applicable, and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Securities on or after August 26, 2005, including, without limitation, any interest or other payments made pursuant to an in accordance with the terms and provisions of the Convertible Debentures.

If Tiger should declare or pay any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Securities which is or are payable or distributable to the Shareholders or Debenture Holders, as applicable, of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by or on behalf of Tiger of such Securities following acceptance thereof for purchase pursuant to the Offer then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder or Debenture Holder, as applicable, for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder or Debenture Holder, as applicable, to the Depository for the account of the Offeror, accompanied by appropriate documentation of transfer and, pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the entire purchase price payable by the Offeror pursuant to this Offer or deduct from the purchase price payable by the Offeror pursuant to this Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under "Canadian Federal Income Tax Considerations" in the Circular.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letters of Transmittal or the Notice of Guaranteed Delivery, certificates representing Pan Orient Shares and cheques (as applicable in the case of Convertible Debentures) in payment for Securities purchased pursuant to the Offer and certificates representing Securities to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to share certificates and/or cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depository at which the deposited certificates representing Securities in respect of which the Pan Orient Shares and/or cheques are being issued were deposited, upon application to the Depository, until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this section 10 as soon as reasonably practicable after the making of such determination and in accordance with section 11 of the Offer, "Notice". Notwithstanding section 6 of the Offer, "Take Up and Payment for Deposited Securities", the deposit of certificates representing Pan Orient Shares and/or cheques, as applicable, at the office of the Depository for delivery to the depositing Shareholders or Debenture Holders, as applicable, in such circumstances will constitute delivery to the persons entitled thereto and the Securities shall be deemed to have been paid for immediately upon such deposit.

11. Notice

Without limiting any other lawful means of giving notice, any notice the Offeror or the Depository may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders and Debenture Holders at their addresses as shown on the registers maintained by or on behalf of Tiger and will be deemed to have been received on the first day following the date of mailing which is a business day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders or Debenture Holders and notwithstanding any interruption of postal service following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, then any notice which the Offeror or the Depository may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders and Debenture Holders, if it is:

(a) given to the TSXV for dissemination through its facilities;

(b) published once in the national edition of *The Globe and Mail* or *The National Post*, together with *La Presse*; or

(c) distributed through the facilities of Canada NewsWire Ltd.

Wherever the Offer calls for documents to be delivered to the Depository, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depository in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Securities Not Deposited

If, by the Expiry Time the Offer has been accepted by the holders of not less than 90% of the Tiger Shares, other than Tiger Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and such Tiger Shares have been taken up and paid for by the Offeror, then the Offeror currently intends to acquire the remaining Tiger Shares pursuant to the compulsory acquisition provisions of the QCA on the same terms on which the Offeror acquired Tiger Shares pursuant to the Offer. If such statutory right of compulsory acquisition is not available or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Tiger Shares not deposited under the Offer, including a Subsequent Acquisition Transaction. The Offeror will in any such case cause the Tiger Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Tiger Shares deposited under the Offer, the Offeror will own sufficient Tiger Shares to effect such a transaction. See "Acquisition of Securities Not Deposited" in the Circular.

13. Market Purchases

The Offeror has no current intention of acquiring any Tiger Shares while the Offer is outstanding, other than as described herein and in the Circular. However, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) beneficial ownership of Tiger Shares by making purchases through the facilities of the TSXV, subject to applicable law, at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Tiger Shares through the facilities of the TSXV until the third clear trading day following the date of the Offer. If the Offeror should acquire Tiger Shares by making purchases through the facilities of the TSXV during the Offer Period, the Tiger Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Tiger Shares acquired by the Offeror through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding Tiger Shares as of the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSXV on each day on which such Tiger Shares have been purchased.

If the Offeror purchases Tiger Shares during the Offer Period other than pursuant to the Offer for a price in excess of that offered pursuant to the Offer, the Offeror will pay the increased consideration to each person whose Tiger Shares are taken up and paid for pursuant to the Offer, whether or not such Tiger Shares have already been taken up pursuant to the Offer, and will immediately notify the Shareholders of the increased consideration being offered for the Tiger Shares. For the purposes of this section 13, "Offeror" includes any person or company acting jointly or in concert with the Offeror.

Although the Offeror has no current intention to sell Tiger Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Tiger Shares after the Offer Period.

14. Other Terms of the Offer

The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

The provisions of the attached Circular, the accompanying Letters of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, as applicable, are incorporated into and form part of the terms and conditions of the Offer.

No broker, dealer or other person (including the Dealer Manager, any member of the Soliciting Dealer Group or the Depository) has been authorized to give any information or make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained herein or in the Circular, and, if given or made, such information, representation or warranty must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or any of its affiliates, the Depository, the Dealer Manager or any member of the Soliciting Dealer Group for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and any withdrawals of Securities, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Securities or notice of withdrawal of Securities, and the due completion and execution of the applicable Letter of Transmittal and Notice of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Security or any particular Shareholder or Debenture Holder. There shall be no obligation on the Offeror, the Dealer Manager, any member of the Soliciting Dealer Group or the Depository to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Debenture Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders or Debenture Holders in any such jurisdiction.

The Offeror reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the Securities deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Securities to receive payment for Securities validly deposited and accepted for payment pursuant to the Offer.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, August 26, 2005.

PAN ORIENT ENERGY CORP.

By: (signed) Jeff Chisholm
President and Chief Executive Officer

The accompanying Circular, including the Appendices thereto, Letters of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

CIRCULAR

The following information is provided with respect to the accompanying Offer dated August 26, 2005 by the Offeror to purchase all of the issued and outstanding Tiger Shares, including Tiger Shares which may become outstanding on the exercise of options or other rights to purchase Tiger Shares, and Convertible Debentures.

The terms and conditions of the Offer are incorporated into and form part of this Circular and Shareholders and Debenture Holders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. All sums expressed in dollars herein are in Canadian dollars unless otherwise expressly stated.

Although Pan Orient has had discussions with the management of Tiger and has reviewed certain contracts and records of Tiger, unless otherwise indicated in this Circular, the information concerning Tiger contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Tiger on file with Canadian securities regulatory authorities, the TSXV and other public sources and information provided to Pan Orient by Tiger. Although Pan Orient has no knowledge that would indicate that any statements relating to Tiger contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Pan Orient nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Tiger to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Pan Orient.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Tiger must send a circular to all Shareholders and Debenture Holders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Tiger subsequent to the date of the most recent published financial statements of Tiger.

ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Acquisition Agreement and is qualified in its entirety by the provisions of the Acquisition Agreement.

The Offer

Effective April 27, 2005, Pan Orient and Tiger entered into the Acquisition Agreement pursuant to which Pan Orient agreed to make the Offer.

Approval by the Board of Directors of Tiger

Pursuant to the Acquisition Agreement, the board of directors of Tiger agreed, subject to certain conditions including the conditions of the Offer being satisfactory to Tiger, acting reasonably, and the delivery by Tiger's financial advisor of a written fairness opinion to Tiger's board of directors with respect to the proposed consideration to be received by the Shareholders and Debenture Holders, to recommend that the Shareholders and Debenture Holders accept the Offer.

Non-Solicitation

Pursuant to the Acquisition Agreement, Tiger agreed that until the earlier of (i) the termination or expiry of the Offer, or (ii) the date on which the Acquisition Agreement terminates pursuant to its terms, Tiger will not through any director, officer, employee, representative or agent of Tiger:

(a) solicit, initiate or encourage (by way of furnishing information or entering into any form of agreement, arrangement, undertaking or otherwise), directly or indirectly, or cause or facilitate anyone else to solicit, initiate or encourage, any inquiry, expression of interest, proposal or offer (confidential or otherwise) to acquire any of its assets or securities, whether directly or indirectly, by way of merger, amalgamation, arrangement, take-over bid, sale of substantial assets or issue of treasury securities or otherwise (any of the foregoing inquires or proposals, other than from Pan Orient or its representatives, being referred to as an "**Acquisition Proposal**");

(b) provide any information concerning its securities, assets or business to, or continue or participate in any discussions or negotiations with, anyone for or in furtherance of anything mentioned in item (a) above or otherwise co-operate with or assist or participate in any act by any third party or group in connection therewith;

(c) pursue any other material corporate acquisition, merger or sale or purchase of assets or make any other material change to the business or affairs of Tiger; or

(d) propose or effect any changes to Tiger's capital structure.

Notwithstanding the above, the Acquisition Agreement provides that Tiger's board of directors may consider, negotiate, approve and respond to an unsolicited *bona fide* Acquisition Proposal regarding Tiger which the board of directors determines in good faith, and after considering appropriate legal and financial advice, is a superior offer (a "**Superior Proposal**") to the Offer which it is required to respond to in order to properly carry out its fiduciary duties as required by law.

Right to Match

Pursuant to the Acquisition Agreement, Tiger agreed that it would not enter into any agreement (other than a confidentiality agreement entered into with a person who has made a Superior Proposal) regarding any matter referred to above under "Non-Solicitation" with any third party without providing Pan Orient with an opportunity of not less than 48 hours to amend the Acquisition Agreement to provide at least as favourable or more favourable terms to those included in any Superior Proposal. The board of directors of Tiger will review any offer by Pan Orient to amend the terms of the Acquisition Agreement in good faith in order to determine in its discretion and exercising its fiduciary duties whether Pan Orient's offer, as amended, would upon acceptance by Tiger result in the Acquisition Proposal not being a Superior Proposal. If the board of Tiger makes such a determination it will enter into an amended Acquisition Agreement with Pan Orient reflecting the amended proposal. If Pan Orient agrees to so amend the Acquisition Agreement, Tiger shall not enter into a third party agreement related to such Acquisition Proposal.

Break/Non-Completion Fees

Provided that there is no breach or non-performance by Pan Orient of a material provision of the Acquisition Agreement, if at any time after April 27, 2005:

(a) the Offer shall have expired and not been consummated by reason of less than $66^{2/3}$% of the Tiger Shares (on a fully-diluted basis) and Convertible Debentures being tendered to the Offer as a result of a Superior Proposal having been publicly announced and not withdrawn prior to the expiry of the Offer, which Superior Proposal is ultimately completed; or

(b) subject to certain conditions set forth in the Acquisition Agreement, including that the conditions of the Offer are satisfactory to Tiger acting reasonably and that the board of directors of Tiger has received a written fairness opinion from Tiger's financial advisor with respect to the proposed consideration to be received by Shareholders and Debenture Holders, the board of directors of Tiger has failed to recommend the Offer or has withdrawn, modified or changed its recommendation regarding the Offer prior to the expiry time of the Offer; or

(c) there has been a misrepresentation, breach or non-performance by Tiger of any of its representations, warranties, obligations or covenants contained in the Acquisition Agreement which would have or would be reasonably likely to have a material adverse effect on Pan Orient or the Offer, provided, other than a breach in respect of the non-solicitation or break fee provisions of the Acquisition Agreement, Tiger has been given written notice of and five business days to cure any such misrepresentation, breach or non-performance; or

(d) Tiger enters into any agreement in connection with an Acquisition Proposal prior to the expiry time of the Offer (other than a confidentiality agreement substantially similar to the Confidentiality Agreement entered into with a person who has made a Superior Proposal),

then Tiger will pay $300,000 to Pan Orient on the third business day after demand for such payment by Pan Orient.

Tiger Options

Subject to the receipt of any necessary regulatory approvals, holders of vested and unvested Tiger Options shall be entitled to exercise all of their Tiger Options and tender all Tiger Shares issued in connection therewith under the Offer. Prior to the expiry or termination of the Offer, the Tiger board of directors shall not grant any additional options or other rights to purchase Tiger Shares, except with the express prior written approval of Pan Orient. All vested and unvested Tiger Options tendered to Tiger for exercise, conditional on Pan Orient taking up Tiger Shares under the Offer ("**Conditional Exercise**"), shall be deemed to have been exercised concurrently with the take-up of Tiger Shares by Pan Orient. Furthermore, Pan Orient shall accept as validly tendered under the Offer all Tiger Shares that are to be issued pursuant to a Conditional Exercise, provided that the holders of the Tiger Options indicate that such shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such shares.

Working Capital Funding

The Acquisition Agreement contemplated Pan Orient providing working capital funding to Tiger by paying for a fully secured debenture in the amount of $200,000, subject to receipt of all required regulatory and third party approvals. As not all required approvals could be obtained for a fully secured debenture, Pan Orient subsequently agreed to advance working capital funding in the amount of $132,831 to Tiger on a basis which provides Pan Orient with limited security.

Termination

The Acquisition Agreement may be terminated by written notice promptly given to the other party hereto, at any time prior to the time Pan Orient first takes up and pays for the Tiger Shares and Convertible Debentures:

(a) by Tiger, if Tiger's conditions precedent have not been satisfied or waived by Tiger by August 31, 2005; or

(b) by Pan Orient, if Pan Orient's conditions precedent have not been satisfied or waived by Pan Orient by August 31, 2005 (or such earlier date provided in the Acquisition Agreement); or

(c) by either Pan Orient or Tiger, if Pan Orient has not taken up and paid for the Tiger Shares and Convertible Debentures deposited under the Offer on or before that date which is 60 days following the day of mailing of the Offer; or

(d) by Pan Orient or Tiger, if the Offer terminates or expires at the expiry time of the Offer without Pan Orient taking up and paying for any of the Common Shares and Convertible Debentures as a result of the failure of any condition set forth in the Offer which has not been waived; or

(e) by Tiger or Pan Orient, if the break fee has been paid by Tiger to Pan Orient in accordance with the terms thereof; or

(f) by either Pan Orient or Tiger, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty or covenant contained in the Acquisition Agreement which would have or would be reasonably likely to have a material adverse effect on the party (taken as a whole) seeking to terminate, provided, other than a breach in respect of the non-solicitation or the break fee, the breaching party has been given notice of and five business days to cure any such misrepresentations, breach or warranty; or

(g) by mutual written consent of Pan Orient and Tiger.

PAN ORIENT ENERGY CORP.

Pan Orient

Effective April 8, 2005, Pan Orient (formerly Welwyn Resources Ltd.) completed a reverse take-over (the "**Reverse Take-Over**") involving the acquisition of all of the issued and outstanding shares of Pan Orient Energy Ltd., whereby the shareholders of Pan Orient Energy Ltd. acquired control of Pan Orient. The Reverse Take-Over resulted in a change of control of Pan Orient, including the resignation of all of the then current officers and directors of Pan Orient and the appointment of all of Pan Orient Energy Ltd.'s officers and directors to the corresponding positions of Pan Orient.

Pan Orient is a junior oil and natural gas company based in Calgary, Alberta, which actively pursues opportunities in Asia for the acquisition of exploration acreage and exploration of oil and natural gas. Pan Orient's corporate mandate is to add value for shareholders by initially pursuing opportunities to profitably discover and produce oil and natural gas in commercially producible quantities. Pan Orient's current focus is on locating proven oil and gas prospects structured as farm-ins, joint ventures or bid rounds, as well as evaluating, on an ongoing basis, oil and natural gas assets for potential acquisitions with a focus on Asia, in particular India, Indonesia, Thailand and China. At present, Pan Orient does not hold any interests or reserves in the Asia region. See "Appendix "A" Information Concerning Pan Orient Energy Corp." for detailed information on Pan Orient. In addition, public disclosure relating to Pan Orient is available on SEDAR at **www.sedar.com**.

Corporate Information

Pan Orient was incorporated as Welwyn Energy Ltd. by Certificate of Incorporation issued pursuant to the provisions of the *Business Corporations Act* (Alberta) (the "**ABCA**") on August 26, 1997. On December 31, 2000 Welwyn Energy Ltd. amalgamated with its wholly-owned subsidiary, 668344 Alberta Ltd., and continued under the name Welwyn Energy Ltd. On June 30, 2003 Welwyn Energy Ltd. changed its name to Welwyn Resources Ltd. and consolidated its common shares on a five (5) for one (1) basis. Effective April 8, 2005 Pan Orient completed the Reverse Take-over. By articles of amendment dated June 30, 2005, Welwyn Resources Ltd. changed its name to Pan Orient Energy Corp.

Pan Orient's head office is located at 650, 101 – 6th Avenue S.W., Calgary, Alberta, T2P 3P4.

Pan Orient owns all of the issued and outstanding shares of Pan Orient Energy Ltd. Pan Orient Energy Ltd. was incorporated pursuant to the ABCA on April 21, 2004, under the name Maxen Petroleum Inc. ("**Maxen**"). By articles of amendment dated November 19, 2004, Maxen changed its name to Pan Orient Energy Ltd.

Share Capital of Pan Orient

Common Shares

Pan Orient is authorized to issue an unlimited number of Pan Orient Shares. As at August 26, 2005, there were 23,548,787 Pan Orient Shares issued and outstanding. Holders of Pan Orient Shares are entitled to one vote per share at meetings of shareholders, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of Pan Orient upon its dissolution or winding-up, subject to the rights of shares having priority over the Pan Orient Shares.

Preferred Shares

Pan Orient is also authorized to issue an unlimited number of preferred shares. As at August 26, 2005, there were no preferred shares issued and outstanding. Holders of preferred shares are not entitled to vote at meetings of shareholders, are entitled, in priority to the Pan Orient Shares, to cumulative dividends at a rate declared by the board of directors and are entitled, in priority to the Pan Orient shares, to any accrued unpaid dividends and to a return of the paid up amount of the preferred shares upon the dissolution or winding-up of Pan Orient.

Price Range and Trading Volume of Pan Orient Shares

The Pan Orient Shares have been listed and posted for trading on the TSXV under the trading symbol "POE" since April 18, 2005 and under the trading symbol "WLN" prior to April 18, 2005. The volume of trading and trading price ranges of the Pan Orient Shares on the TSXV (as reported by the TSXV) are set forth in the following table for the periods indicated:

Period	High	Low	Volume
2004	$0.30	$0.22	4,000
January	$0.29	$0.26	9,000
February	$0.298	$0.29	0
March	$0.29	$0.29	0
April	$0.29	$0.29	0
May	$0.29	$0.29	0
June	$0.29	$0.29	0
July	$0.29	$0.16	6,800
August	$0.26	$0.17	13,800
September	$0.26	$0.17	10,000
October	$0.18	$0.12	2,900
November	$0.175	$0.175	0
December	$0.175	$0.175	0
	$0.175	$0.175	0
2005			
January	$0.175	$0.175	0
February	$0.175	$0.175	0
March	$0.175	$0.175	0
April	$1.49	$0.93	2,206,179
May	$1.191	$1.133	935,414
June	$1.245	$1.097	626,040
July	$1.55	$1.43	697,347
August (1-25)	$1.72	$1.64	1,291,163

Note:

(1) The Pan Orient Shares were halted from trading on February 9, 2004 pending an announcement by the company. The Pan Orient Shares resumed trading on June 29, 2004 following the company's news release of June 28, 2004 announcing termination of possible acquisitions.

(2) The Pan Orient Shares were halted from trading on October 22, 2004 pending completion of the Reverse Take-Over. The Pan Orient Shares commenced trading again on April 18, 2005 following completion of the Reverse Take-Over.

TIGER PETROLEUM INC.

Corporate Information

Tiger was incorporated under the QCA on September 30, 1994, under the name of 9010-0272 Quebec Inc. and was subsequently renamed to Montcalm Resources Inc. On June 12, 1997, following a reverse take-over, its name was changed to Pacific Tiger Energy Inc. On December 31, 2004, Tiger's name was changed to Tiger Petroleum Inc. and it consolidated its outstanding share capital on a three (3) for one (1) basis.

Business of Tiger

Tiger is engaged in the exploration for, and the development, production and acquisition of, natural gas and petroleum interests in Asia, particularly Thailand. Tiger's principal resource properties are two exploration licences and four production licenses located on-shore Thailand.

Disclosure Obligations

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Tiger must send a circular to all Shareholders and Debenture Holders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Tiger subsequent to the date of the most recently published financial statements of Tiger.

In addition, Tiger is subject to the information and reporting requirements of the QCA, the securities laws of certain provinces of Canada and the rules of the TSXV. In accordance therewith, Tiger files reports and other information with certain securities regulatory authorities in Canada and with the TSXV relating to its business, financial statements and other matters. Information as of particular dates concerning Tiger's directors and officers, their remuneration, stock options granted to them, the principal holders of the Tiger Shares and any material interests of such persons in transactions with Tiger and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSXV. Tiger's public disclosure is available through SEDAR at "www.sedar.com".

Description of Share Capital

The Offeror understands that Tiger is authorized to issue an unlimited number of Tiger Shares. Based upon information Publicly Disclosed by Tiger, as at March 31, 2005 Tiger had outstanding 14,952,953 Tiger Shares. In addition, based upon information Publicly Disclosed by Tiger, as at March 31, 2005, there were Tiger Options outstanding to acquire an aggregate of 1,300,000 Tiger Shares. Therefore, based on such public disclosure, as at March 31, 2005 there were approximately 16,252,953 Tiger Shares outstanding on a fully diluted basis, not including Tiger Shares issuable upon conversion of the Convertible Debentures. The Offeror further understands that, as at March 31, 2005 there was an aggregate principal amount of $1,241,341 Convertible Debentures outstanding which were convertible on the basis of 27 Tiger Shares for each $10.50 of principal amount converted (being approximately $0.39 per Tiger Share).

Shareholders are entitled to receive notice of and to attend and vote at all meetings of the Shareholders of Tiger and are entitled to one vote in respect of each Tiger Share held. Shareholders have the right to receive any dividends declared by the board of directors on the Tiger Shares. Shareholders have the right to receive the remaining assets of Tiger in the event of liquidation, dissolution or winding up of Tiger.

Price Range and Trading Volume of Tiger Shares

The Tiger Shares are, and have been since October 1, 2001, listed for trading on the TSXV under the trading symbol "TIG". The Convertible Debentures are not listed for trading on any stock exchange. The volume of trading and trading price ranges of the Tiger Shares on the TSXV (as reported by the TSXV) are set forth on the following table for the periods indicated:

Period	High	Low	Volume
2004			
January	$0.271	$0.253	1,374,455
February	$0.300	$0.282	2,989571
March	$0.357	$0.324	6,926940
April	$0.248	$0.232	1,487174
May	$0.244	$0.22	1,347945
June	$0.204	$0.195	993,043
July	$0.150	$0.137	774,347
August	$0.135	$0.124	521,183
September	$0.104	$0.096	682,199
October	$0.094	$0.214	785,830
November	$0.079	$0.068	674,678
December	$0.225	$0.198	1,369,790
2005			
January	$0.187	$0.172	428,404
February	$0.148	$0.137	590,690
March	$0.163	$0.153	321,416
April	$0.175	$0.164	425,078
May	$0.24	$0.204	317,216
June	-	-	-
July	-	-	-
August (1-25)	-	-	-

Note:

(1) The Tiger Shares were cease traded on May 11, 2005 pursuant to cease trade orders issued by the Autorité and the British Columbia Securities Commission as result of Tiger's failure to file its annual financial statements for the year ended December 31, 2004 within the time periods prescribed by applicable securities law. Although such filing has now been made and the cease trade orders have been lifted, the Tiger Shares continue to be suspended from trading on the TSXV. If Tiger again defaults in making its required financial statement filings, additional cease trade orders may be imposed which would need to be lifted or varied before the Offer could be completed.

The Offeror's intention to make the Offer was announced to the public on April 28, 2005. On April 27, 2005, the date the Tiger Shares last traded prior to the public announcement of the Offer, the closing trading price of the Tiger Shares on the TSXV (as reported by the TSXV) was $0.20. The 20-day volume weighted average trading price of the Tiger Shares on the TSXV for the period ended April 27, 2005 was $0.1857. The 20-day simple average closing price of the Tiger Shares on the TSXV for the period ended April 27, 2005 was $0.1855.

Dividend Record of Tiger

Based upon information Publicly Disclosed by Tiger, the Offeror believes that Tiger has not declared or paid any dividends on the Tiger Shares since the date of its incorporation.

Previous Purchases and Sales

To the knowledge of the Offeror, based on information Publicly Disclosed by Tiger, no securities of Tiger have been purchased or sold by Tiger during the 12 months preceding the date of Offer, other than the issuances from treasury as disclosed under "Previous Distributions".

Previous Distributions

To the knowledge of the Offeror, based on information Publicly Disclosed by Tiger, the Offeror believes that Tiger effected the following distributions of Tiger Shares during the previous five completed fiscal years of Tiger:

Fiscal Year	Description	Number of Securities	Distribution Price	Aggregate Gross Proceeds
2005	Private Placement	2,400,000 Tiger Shares	$0.20	$480,000
2003	Private Placement	8,333,300 Units (consisting of 1 Tiger Share & ½ Warrant)	$0.30	$2,500,000
2003	Private Placement	Units (consisting of $1,265,418 aggregate principal amount Convertible Debentures and 1,807,740 Warrants)	N/A	$1,265,418
2003	Conversion of debentures	3,087,500 Units (consisting of 1 Tiger Share & 1 Warrant)	$0.16	Nil
2003	Exercise of warrants	2,437,000 Tiger Shares	$0.202	$493,125
2003	Shares for Debt	199,739 Tiger Shares and Warrants	$0.30	$59,921.77
2002	Private Placement	1,375,000 Units (consisting of 1 Tiger Share and 1 Warrant)	$0.16	$220,000
2002	Exercise of stock options and warrants	50,000 Tiger Shares (stock options) 987,500 Tiger Shares (warrants)	$0.10 $0.20	$5,000 $187,500
2001	Private Placement	476,190 Tiger Shares	$0.21	$100,000
2001	Exercise of warrants	2,006,207 Tiger Shares	$0.15	$300,000
2001	Shares for Debt	148,203 Tiger Shares	$0.25	$37,076
2001	Exercise of stock options	85,000 Tiger Shares	$0.15	$12,750
2000	Shares for Debt	3,636,074 Tiger Shares	$0.11	$408,782
2000	Exercise of warrants	578,610 Tiger Shares	$0.15	$86,792
2000	Shares for Debt	101,348 Tiger Shares	$0.10	$10,134
2000	Shares for Debt	200,000 Tiger Shares	$0.23	$46,000

Legal Proceedings

On Friday, May 13, 2005, Tiger received a copy of a Statement of Claim filed by Strategic Exploration (Asia) Limited ("**SEAL**"). SEAL is a subsidiary of Carnarvon Petroleum Limited and the non-operating joint venture partner of the Tiger subsidiary, Pacific Tiger Energy (Thailand) Ltd., ("**PTET**"), in the Wichian Buri concession oilfield in Thailand. In the Statement of Claim, SEAL claims, inter alia, a transfer of all PTET's interests in the concession. The claim is based on allegations that during the normal course of business in 2004, SEAL overfunded the joint venture expenses in an amount of US$68,877.03 and that PTET accordingly underfunded these expenses. The claim allegedly arose in November 2004 when SEAL purported to exercise an election pursuant to the Joint Operating Agreement between the parties, that PTET withdraw from the joint venture. Tiger has stated that it will vigorously defend the claim.

PURPOSE OF THE OFFER AND PAN ORIENT'S PLANS FOR TIGER

Background of the Offer

Pan Orient regularly evaluates possible acquisition opportunities with the objective of improving shareholder value.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Tiger Shares, whereupon Tiger will be a wholly-owned subsidiary, whether direct or indirect, of Pan Orient. Acquiring Tiger fits the strategy of Pan Orient to expand its exploration and development of petroleum and natural gas reserves internationally with a focus on Asia.

If by the Expiry Time the Offer has been accepted by the holders of not less than 90% of the Tiger Shares and such Tiger Shares have been taken up and paid for by the Offeror, the Offeror intends to acquire the remaining Tiger Shares pursuant to the compulsory acquisition provisions of the QCA on the same terms on which the Offeror acquired Tiger Shares pursuant to the Offer. If such statutory right of compulsory acquisition is not available, or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Tiger Shares not deposited under the Offer, including a Subsequent Acquisition Transaction. The Offeror will, in any such case, cause the Tiger Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. See "Acquisition of Securities Not Deposited" in this Circular.

Plans for Tiger

If the Offer is successful, then it is expected that certain changes will be effected with respect to the composition of the board of directors and officers of Tiger to allow nominees of the Offeror to become directors and officers of Tiger. Following consummation of the Offer, the Offeror intends to review the affairs and operations of Tiger and consider what actions might be appropriate in the circumstances, which actions may include staffing changes, integration of the business of Tiger with the business of the Offeror and disposition of certain assets of Tiger. Such actions may also include the winding-up or amalgamation of Tiger with the Offeror or a subsidiary of the Offeror as part of a Subsequent Acquisition Transaction or otherwise.

If permitted by applicable law, subsequent to the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Tiger Shares from the TSXV and, if there are fewer than 15 security holders of Tiger in any province, to cause Tiger to cease to be a reporting issuer under applicable securities laws of each such province. The effect of these actions will be that Tiger will no longer be required to publicly file or provide to security holders financial information or timely disclosure in Canada with respect to its affairs. See "Effect of the Offer on Market and Listings" in this Circular.

Benefits of the Offer

Pan Orient believes that the benefits to Shareholders and Debenture Holders from a combination of Pan Orient and Tiger include, among other things:

1. a chance to realize from the Offer a premium of approximately 53% based on the prices of Pan Orient Shares and Tiger Shares as at April 27, 2005 and a premium of approximately 68% based on the price of Pan Orient Shares as of August 25, 2005 and the Tiger Shares as of May 10, 2005;

2. an opportunity to participate in a company with a strategy of creating shareholder value through continued growth in the oil and gas industry;

3. an opportunity to participate in a company with a strong management team having a track record of international success;

4. the ability to create a stronger combined entity with greater property diversity and an enhanced value proposition to shareholders;

5. the opportunity to participate in a company with greater opportunities for sustained growth and a greater cash position; and

6. the potential to gain synergies in operating efficiencies leading to reduced costs and improved earnings.

EFFECT OF THE OFFER ON MARKET AND LISTINGS

The purchase of Tiger Shares by the Offeror pursuant to the Offer will reduce the number of Tiger Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Tiger Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Tiger Shares held by the public. After the purchase of Tiger Shares under the Offer, it may be possible for Tiger to take steps towards the elimination of any public reporting requirements under applicable securities legislation in any province in which it has an insignificant number of security holders.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of the Tiger Shares from such exchange. Among such criteria are the number of Shareholders, the number of Tiger Shares publicly held and the aggregate market value of the Tiger Shares publicly held. Depending on the number of the Shareholders depositing and the number of Tiger Shares purchased pursuant to the Offer, it is possible that Tiger Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, then the Tiger Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Tiger Shares. It is the intention of the Offeror to apply to delist the Tiger Shares from the TSXV as soon as practicable after completion of the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction, if required.

If the Tiger Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those shares would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the Tiger Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses, and other factors.

ACQUISITION OF SECURITIES NOT DEPOSITED

The purpose of the Offer is to enable the Offeror to acquire or to own, directly or indirectly, all of the Securities. If the Offeror takes up and pays for Tiger Shares under the Offer, the Offeror intends to utilize the compulsory acquisition provisions of the QCA, if available, to acquire the remaining Tiger Shares, or, if necessary, to acquire such remaining Tiger Shares pursuant to a Subsequent Acquisition Transaction, discussed below.

Compulsory Acquisition

If, within the time limits set forth in the Offer for their acceptance, the Offer has been accepted by holders of not less than 90% of the Tiger Shares, the Offeror intends to acquire, pursuant to the provisions of section 51 of the QCA (a "**Compulsory Acquisition**"), the remainder of the Tiger Shares on the same terms on which the Offeror acquired the Tiger Shares pursuant to the Offer.

To exercise such rights, the Offeror is required to send a notice, in the manner prescribed by a judge of the Superior Court of the Province of Quebec, to each holder of Tiger Shares who did not accept the Offer (a "**dissenting offeree**") of its desire to acquire his or her Tiger Shares within six months of the date of the Offer. Each dissenting offeree may accept the consideration offered in the Offer or file a petition seeking alternative conditions within one month from the date of the said notice. If no such petition is made, Tiger will be required to register the Offeror in its books as the holder of the Tiger Shares held by the dissenting offerees, upon confirmation that the consideration payable for the Tiger Shares of the dissenting offerees has been paid by the Offeror in trust for such dissenting offerees.

The right to dissent in respect of a Compulsory Acquisition and to demand payment of fair value is not available under the QCA. Accordingly, a Compulsory Acquisition may not result in Shareholders having the right to dissent in respect thereof and to demand payment of the fair value of their Tiger Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition.

See "Canadian Federal Income Tax Considerations" herein for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 51 of the QCA. Section 51 of the QCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transactions

If the Offeror takes up and pays for Tiger Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available or if the Offeror elects not to proceed by way of a Compulsory Acquisition, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Tiger Shares not deposited under the Offer and, if required, affecting the rights of outstanding convertible securities including, without limitation, the Convertible Debentures. Such means may include seeking to cause a special meeting of Shareholders to be called to consider a capital reorganization, reorganization, consolidation, amalgamation, statutory arrangement, or other transaction or transactions involving the Offeror, or a direct or indirect wholly-owned subsidiary of the Offeror, and Tiger and/or the holders of Tiger Shares, for the purpose of Tiger becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting a merger of the Offeror and Tiger (collectively referred to herein as a "**Subsequent Acquisition Transaction**"). Depending upon the nature and terms of the Subsequent Acquisition Transaction, under applicable corporate law and in addition to the minority approval requirements described below, the approval of at least $66^2/_3$% of the votes cast by Shareholders may be required at a meeting duly called and held for the purpose of approving such a Subsequent Acquisition Transaction. The Offeror will cause the Tiger Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable requirements described below, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. The timing and details of any Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Tiger Shares acquired pursuant to the Offer.

The methods described above of acquiring the Tiger Shares not acquired by the Offeror pursuant to the Offer, other than the statutory Compulsory Acquisition under the QCA, may constitute a "business combination" or "going private transaction" within the meaning of certain applicable Canadian securities legislation, rules and regulations (collectively the "**Regulations**"), OSC Rule 61-501 and Policy Q-27. The Offeror expects that any Subsequent Acquisition Transaction will be a "business combination" or "going private transaction" under the Regulations, OSC Rule 61-501 and Policy Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with OSC Rule 61-501 or an exemption therefrom and a "going private transaction" carried out in accordance with Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of OSC Rule 61-501 and Policy Q-27 will not apply to such transaction. The Offeror intends to carry out any such business combination or going private transaction in accordance with OSC Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom such that the related party transaction provisions of OSC Rule 61-501 and Policy Q-27 will not apply thereto.

The Regulations, OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor, subject to certain exceptions) and provide to the holders thereof a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers granted by the applicable securities commissions exempting the Offeror or Tiger or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction.

Under OSC Rule 61-501 and Policy Q-27, a Subsequent Acquisition Transaction constituting a business combination or going private transaction is exempt from the valuation requirements contained in OSC Rule 61-501 and Policy Q-27 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid, and the take-over bid circular contains certain required disclosure respecting the transaction. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time would be identical to the consideration offered under the Offer and, accordingly, the Offeror expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the QCA may require approval of the Subsequent Acquisition Transaction by at least two-thirds of the votes cast by holders of Tiger Shares. OSC Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by "minority" Shareholders must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and the Autorité.

In relation to the Offer and any Subsequent Acquisition Transaction, the "minority" Shareholders will be, subject to any available exemption or discretionary relief granted by the OSC and the Autorité as required, all Shareholders other than the Offeror, its directors and senior officers, any associate or affiliate of the Offeror as well as the directors and senior officers thereof and any person acting jointly or in concert with the Offeror.

OSC Rule 61-501 and Policy Q-27 provide that the Offeror may treat all Tiger Shares acquired pursuant to the Offer, excluding any Tiger Shares tendered to the Offer by a person that is a joint actor (as such term is defined in applicable securities laws) with the Offeror, as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or going private transaction, provided that such Subsequent Acquisition Transaction is completed not later than 120 days after the Expiry Time, the consideration per security in such Subsequent Acquisition Transaction is at least equal in value to and is in the same form as the consideration paid under the Offer and certain other requirements are met. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time would be identical to the consideration offered under the Offer and, accordingly, subject to compliance with OSC Rule 61-501 and Policy Q-27, expects to treat Tiger Shares acquired pursuant to the Offer as "minority" shares and to vote them in favour of any Subsequent Acquisition Transaction.

In addition, under OSC Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates own 90% or more of the Tiger Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

The right to dissent in respect of a Subsequent Acquisition Transaction and to demand payment of fair value is not available under the QCA. Accordingly, a Subsequent Acquisition Transaction may not necessarily result in Shareholders having the right to dissent in respect thereof and to demand payment of the fair value of their Tiger Shares.

Any Subsequent Acquisition Transaction carried out by the Offeror will likely be by way of amalgamation or statutory arrangement pursuant to which the Offeror or a successor corporation would acquire all Tiger Shares not tendered to the Offer.

The details of any such Subsequent Acquisition Transaction including the timing of its implementation and the consideration to be received by the minority shareholders, would necessarily be subject to a number of considerations including the number of Tiger Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be effected. Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination, going private transaction or related party transaction.

Notwithstanding the Offeror's intention that the consideration offered under any Subsequent Acquisition Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time will be identical to the consideration under the Offer, the Offeror may (if the Subsequent Acquisition Transaction is not a business combination or a going private transaction or if the Offeror otherwise determines) issue shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof as consideration. Such consideration offered to Shareholders in a Subsequent Acquisition Transaction, subject to applicable law and prevailing conditions, including general economic conditions and the business of Tiger, may be equal to, higher than or lower than the value of the consideration offered for the Tiger Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in this Circular.

Other Alternatives

If the Offeror decides not to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, then the Offeror will evaluate other available alternatives to acquire the remaining Securities. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Securities in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Securities. Any additional purchases of Securities could be at a price greater than, equal to or less than the price to be paid for Securities under the Offer and could be for either or both of cash and/or shares of the Offeror or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Securities acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Securities under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain going private transactions. The trend in both legislation and Canadian jurisprudence is toward permitting going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders. Shareholders and Debenture Holders should consult their legal advisors for a determination of their legal rights.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fraser Milner Casgrain LLP, counsel to the Offeror with respect to the Offer, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to Shareholders and Debenture Holders who dispose of their Securities pursuant to the Offer or pursuant to the transactions described above under the heading "Acquisition of Securities Not Deposited". This summary is based upon the current provisions of the Tax Act, the regulations enacted thereunder (the "**Tax Regulations**"), all proposed amendments to the Tax Act and the Tax Regulations publicly announced by the Minister of Finance prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("**Revenue Canada**"). This summary assumes that the Proposed Amendments will be enacted as proposed but does not otherwise take into account or anticipate other changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may vary significantly from those discussed herein.

This summary is generally applicable to Shareholders and Debenture Holders who hold their Securities as capital property for the purposes of the Tax Act and who deal at arm's length with the Offeror at all times up to and including the completion of the transactions described herein.

The Securities will generally constitute capital property to a Shareholder or Debenture Holder, as applicable, unless such Securities are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders and Debenture Holders resident in Canada for the purposes of the Tax Act whose Securities might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have every "Canadian security" owned by such Shareholders and Debenture Holders in the taxation year of the disposition and in all subsequent taxation years deemed to be a capital property.

The Tax Act contains provisions (the "mark-to-market rules") relating to securities held by certain "financial institutions" as defined in the Tax Act. For taxation years of financial institutions beginning after October, 1994, the mark-to-market rules generally preclude such institutions from obtaining capital gains treatment in respect of gains realized from a disposition of shares of corporations (other than shares of a corporation in which the institution has a "significant interest") and such institutions are precluded from making the election under subsection 39(4) of the Tax Act referred to above. This summary does not otherwise take the mark-to-market rules into account, and taxpayers that are "financial institutions" for the purposes of the rules should consult their tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder or Debenture Holder. Accordingly, Shareholders and Debenture Holders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Securities having regard to their own particular circumstances.

Shareholders and Debenture Holders Resident in Canada

This part of the summary is applicable to Shareholders and Debenture Holders who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, are or are deemed to be resident in Canada.

Exchange of Tiger Shares for Pan Orient Shares

Pursuant to the terms of the Offer, each Shareholder will receive Pan Orient Shares in exchange for their Tiger Shares.

Unless a Shareholder chooses to recognize a capital gain or capital loss on the exchange of the holder's Tiger Shares for Pan Orient Shares as described in the immediately subsequent paragraph, the Shareholder will be deemed to have disposed of the Tiger Shares for proceeds of disposition equal to the Shareholder's adjusted cost base thereof immediately before the exchange, and to have acquired the Pan Orient Shares at a cost equal to that adjusted cost base, subject to the cost-averaging rules in the Tax Act applicable to Shareholders which hold other Pan Orient Shares as capital property.

A Shareholder may choose to recognize all or a portion of a capital gain (or capital loss) on the exchange of Tiger Shares for Pan Orient Shares by including the capital gain (or capital loss) in the Shareholder's tax return for the Shareholder's taxation year in which the exchange occurs. In those circumstances, the Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Pan Orient Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Tiger Shares and any reasonable costs associated with the disposition, and will acquire the Pan Orient Shares at an adjusted cost base equal to the fair market value of the Pan Orient Shares.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income and will be required to apply one-half of the amount of any capital loss (an "**allowable**

capital loss") to reduce taxable capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and an indefinite number of subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Tiger Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax.

Exchange of Convertible Debentures for Cash and/or Pan Orient Shares

A Debenture Holder will be considered to have disposed of his or her Convertible Debentures upon the exchange of such Convertible Debentures for cash and/or Pan Orient Shares, depending upon the election made by such holder in accordance with the Offer. A holder will generally be required to include in income the amount of interest accrued or deemed to have accrued to the Effective Date, to the extent that such amounts have not otherwise been included in the holder's income for the year or a preceding taxation year.

In general, the exchange of Convertible Debentures for cash and/or Pan Orient Shares will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the holder's income as interest and any reasonable costs of disposition exceed (or are less than) the holder's adjusted cost base of the Convertible Debentures. Any such capital gain (or capital loss) will be subject to the tax treatment described above under the heading "Exchange of Tiger Shares for Pan Orient Shares". A holder's proceeds of disposition for Convertible Debentures on the exchange of such Convertible Debentures for cash and/or Pan Orient Shares will be the amount of cash received on the exchange, or the fair market value on the Effective Date of the Pan Orient Shares received on the exchange, as the case may be. A holder's cost of any Pan Orient Shares received in exchange for the Convertible Debentures will be the fair market value on the Effective Date of any Pan Orient Shares received in exchange for such Convertible Debentures net of any amount included in the holder's income as interest.

Acquisition of Tiger Shares Not Deposited

Compulsory Acquisition

As outlined in the Circular under the heading "Acquisition of Securities Not Deposited", Pan Orient may, in certain circumstances, acquire Tiger Shares not deposited under the Offer pursuant to a Compulsory Acquisition. A Shareholder whose Tiger Shares are so acquired by Pan Orient will realize a capital gain (or a capital loss) generally calculated in the same manner, and subject to the same tax treatment, as described above with respect to a disposition of Tiger Shares under the Offer.

Subsequent Acquisition Transaction

If Pan Orient is unable to make a Compulsory Acquisition, Pan Orient may propose a Subsequent Acquisition Transaction as outlined in the Circular. The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, those described herein for Shareholders who dispose of their Tiger Shares pursuant to the Offer and until the exact nature of the Subsequent Acquisition Transaction is determined, Pan Orient cannot reasonably foresee the tax consequences arising therefrom.

To the extent that any Subsequent Acquisition Transaction is proposed by Pan Orient, Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Tiger Shares acquired pursuant to such transaction.

Shareholders and Debenture Holders Not Resident in Canada

This part of the summary is applicable to Shareholders (a "**Non-Resident Shareholder**") and Debenture Holders (a "**Non-Resident Holder**") who, at all relevant times, are neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty. **This summary is not applicable to Non-Resident Shareholders and Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Shareholder or Non-Resident Holder should consult its own tax advisor with respect to the exchange of Tiger Shares or Convertible Debentures for Pan Orient Shares and/or cash, as applicable.**

Non-Resident Shareholders Accepting the Offer in Respect of Tiger Shares

Non-Resident Shareholders who hold Tiger Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Tiger Shares under the Offer. Generally, Tiger Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that at that time: (i) the Tiger Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arms length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of Tiger; and (iii) the Tiger Shares were not acquired in a tax-deferred transaction pursuant to which the Tiger Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder.

If Tiger Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the income tax consequences of a disposition of such Tiger Shares by the Non-Resident Shareholder will generally be the same as those described above under "Shareholders Resident in Canada", subject to the terms of any applicable income tax treaty. **Non-Resident Shareholders whose Tiger Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing Tiger Shares.**

Non-Resident Holders of Convertible Debentures Accepting the Offer

A Non-Resident will be subject to Canadian withholding taxes in respect of any amounts paid or credited (or deemed to be paid or credited) to the Non-Resident Holder as, on account of, in lieu of payment of, or in satisfaction of interest in respect of the Convertible Debentures at a rate of 25% of the amounts so paid or credited. This rate of withholding may be reduced pursuant to an applicable tax treaty entered into between Canada and the country of residence of the Non-Resident Holder.

A Non-Resident Holder (other than an insurer) will not be subject to tax under the Tax Act in respect of any capital gain which may arise from the disposition of the Convertible Debentures, provided that such Non-Resident Holder does not use or hold the Convertible Debentures, and is not deemed by the provisions of the Tax Act to use or hold the Convertible Debentures, in carrying on a business in Canada. A Non-Resident Holder who carries on an insurance business in Canada and elsewhere will not be subject to tax under the Tax Act in respect of any capital gain which may arise on a disposition of the Convertible Debentures provided that the Convertible Debentures are not "designated insurance property" of the Non-Resident Holder as defined in the Tax Act.

Acquisition of Tiger Shares Not Deposited

As outlined in the Circular, Pan Orient may, in certain circumstances, acquire Tiger Shares not deposited under the Offer pursuant to a Compulsory Acquisition. If Pan Orient is unable to use a Compulsory Acquisition, Pan Orient may propose a Subsequent Acquisition Transaction as outlined in the Circular. The tax consequences to a Non-Resident Shareholder disposing of Tiger Shares under a Compulsory Acquisition will generally be subject to the same tax treatment as described above with respect to a disposition of Tiger Shares by Non-Resident Shareholders under the Offer.

The tax consequences of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein and until the exact nature of the Subsequent Acquisition Transaction is determined, Pan Orient cannot reasonably foresee the tax consequences arising therefrom.

To the extent that any Subsequent Transaction is proposed by Pan Orient, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of such transaction.

DEPOSITORY

The Offeror has engaged Olympia Trust Company as the Depository for receipt of certificates in respect of the Tiger Shares, the Convertible Debentures and Letters of Transmittal. In addition, the Depository will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Calgary, Alberta. The duties of the Depository also include giving certain notices, if required, and making payment for all Tiger Shares and Convertible Debentures purchased by the Offeror under the Offer. The Depository will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

SOLICITING DEALER GROUP

The Offeror has retained the services of Research Capital Corporation to act as its financial advisor in connection with the Offer. Research Capital Corporation is acting in Canada as dealer manager in connection with the Offer and will receive compensation for providing such services. In addition, the Offeror will reimburse the Dealer Manager for its respective reasonable out-of-pocket expenses up to a maximum of $5,000, including reasonable legal fees, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under the provincial securities laws of Canada.

In Canada, Research Capital Corporation has undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the TSXV to solicit acceptances of the Offer in Canada. Each member of the Soliciting Dealer Group is referred to herein as a "**Soliciting Dealer**". The Offeror has agreed to pay to each Soliciting Dealer that appears in the appropriate space on a Letter of Transmittal accompanying a deposit of Tiger Shares a fee for each Tiger Share deposited and acquired by the Offeror of $0.0075 under the Offer prior to September 9, 2005 and of $0.005 under the Offer on or after September 10, 2005 but prior to September 30, 2005. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing holder of Tiger Shares will be a minimum of $100 and a maximum of $2,000 and shall be subject to a minimum of 17,000 Tiger Shares being deposited. Where Tiger Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit. When a single beneficial owner deposits Tiger Shares, all such securities will be aggregated in determining whether the maximum applies.

Depositing Shareholders and Debenture Holders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Securities by the Offeror pursuant to the Offer if they accept the Offer by depositing their Securities directly with the Depository or by utilizing the services of any member of the Soliciting Dealer Group. If a depositing Shareholder or Debenture Holder owns Securities through a broker or other nominee and such broker or nominee deposits Securities on the Shareholder's or Debenture Holder's, as applicable, behalf, the broker or nominee may charge a fee for performing this service. Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Securities pursuant to the Offer (other than to the Dealer Manager, the Soliciting Dealers and the Depository).

Questions and requests for assistance concerning the Offer should be made directly to the Dealer Manager or the Depository.

HOLDINGS OF SECURITIES OF TIGER

The Offeror currently owns 1,400,000 Tiger Shares representing approximately 9.4% of the Tiger Shares issued and outstanding as at March 31, 2005. No director or senior officer of the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Tiger. To the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, no securities of Tiger are owned by, directly or indirectly, nor is control or direction over any securities of Tiger exercised by, any associate of the Offeror, any associate of any director or senior officer of the Offeror, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or any person or company acting jointly or in concert with the Offeror.

TRADING IN SECURITIES OF TIGER

On March 9, 2005 the Offeror acquired 1,400,000 Tiger Shares for aggregate consideration of $280,000. Other than as set forth above, during the six-month period preceding the date of the Offer, no securities of Tiger have been traded by the Offeror, any director or senior officer of the Offeror, or, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, by any associate of the Offeror, any associate of any director or senior officer of the Offeror, any person or company who holds more than 10% of any class of equity securities of the Offeror or any person or company acting jointly or in concert with the Offeror

COMMITMENTS TO ACQUIRE SECURITIES

No securities of Tiger are the subject of any commitments to acquire such securities made by the Offeror or by directors or senior officers of the Offeror or, to the knowledge of directors and senior officers of the Offeror, after reasonable inquiry, by any associate of any director or senior officer of the Offeror or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or any person acting jointly or in concert with the Offeror except for the commitment by the Offeror to acquire Tiger Shares and Convertible Debentures pursuant to the Offer and the commitments contained in the Acquisition Agreement.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

No arrangement or agreement has been made or proposed to be made between Pan Orient and any of the directors of senior officers of Tiger and no payments or other benefits are proposed to be made or given by Pan Orient to such directors or senior officers by way of compensation for loss of office or as compensation for remaining in or retiring from office, if the take-over bid is successful. Other than as provided in the Acquisition Agreement and as otherwise described herein, there are no contracts, arrangements or understandings, formal or informal, between Pan Orient and any security holder of Tiger with respect to the Offer or between Pan Orient and any person or company with respect to any securities of Tiger in relation to the Offer.

Other than any business relationships in the ordinary course of business, there are no business relationships between Pan Orient and Tiger or their associates or affiliates that are material to any of them with the exception of the Acquisition Agreement and a secured loan made by Pan Orient to Tiger in the amount of approximately $132,831.

MATERIAL CHANGES IN THE AFFAIRS OF TIGER AND OTHER INFORMATION

The Offeror is not aware of any information which indicates that a material change has occurred in the affairs of Tiger since the date of the last published financial statements of Tiger other than as has been Publicly Disclosed by Tiger or as disclosed in this Circular. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders or Debenture Holders to accept or reject the Offer. There is no information known to Pan Orient that indicates any material change in the affairs of Pan Orient since the date of its last published interim or annual financial statements.

ACCEPTANCE OF THE OFFER

The Offeror has no knowledge regarding whether any Shareholders or Debenture Holders will accept the Offer.

BENEFITS FROM THE OFFER

To the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer or participating in any Subsequent Acquisition Transaction that will accrue to any director or senior officer of Tiger, to any associate of a director or senior officer of Tiger, to any person or company holding more than 10% of any class of equity securities of Tiger or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders and Debenture Holders generally.

LEGAL MATTERS

Certain Canadian legal matters on behalf of the Offeror will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by, Fraser Milner Casgrain LLP, counsel to the Offeror with respect to the Offer.

EXPENSES OF THE OFFER

The Offeror estimates that, if it acquires all of the Tiger Shares (on a fully diluted basis) and Convertible Debentures pursuant to the Offer, the total amount required to pay the related fees and expenses of the Offeror will be approximately $200,000.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders and Debenture Holders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders and Debenture Holders. However, such rights must be exercised within prescribed time limits. Shareholders and Debenture Holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders and Debenture Holders has been authorized by, the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Securities which are the subject of the Offer.

DATED: August 26, 2005

PAN ORIENT ENERGY CORP.

(Signed) Jeff Chisholm
President and
Chief Executive Officer

(Signed) Jason Bednar
Vice President Finance and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Michael J. Hibberd
Director

(Signed) Waleed Jazrawi
Director

CONSENTS

Consent of Counsel of Pan Orient Energy Corp.

TO: The Board of Directors of Pan Orient Energy Corp.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated August 26, 2005 made by Pan Orient Energy Corp. to Shareholders and Debenture Holders of Tiger Petroleum Inc.

(Signed) Fraser Milner Casgrain LLP
Calgary, Alberta
August 26, 2005

Consent of Auditors of Pan Orient Energy Corp. (formerly Welwyn Resources Ltd.)

TO: The Board of Directors of Pan Orient Energy Corp. (formerly Welwyn Resources Ltd.)

We have read the take-over bid circular of Pan Orient Energy Corp. (the "Company") dated August 26, 2005 relating to the Company's offer to purchase all of the outstanding common shares and convertible debentures of Tiger Petroleum Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation in the abovementioned take-over bid circular of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2004 and 2003 and the statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. Our reports are dated March 15, 2005 for the year ended December 31, 2004 and April 15, 2004 for the year ended December 31, 2003.

(signed) Dick Cook Schulli
Chartered Accountants

Calgary, Canada
August 26, 2005

Consent of Auditors of Pan Orient Energy Ltd.

TO: The Board of Directors of Pan Orient Energy Corp.

We have read the take-over bid circular of Pan Orient Energy Corp. dated August 26, 2005 relating to Pan Orient Energy Corp.'s offer to purchase all of the outstanding common shares and convertible debentures of Tiger Petroleum Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation in the abovementioned take-over bid circular of our report dated February 2, 2005 to the shareholders of Pan Orient Energy Ltd. on the balance sheet of Pan Orient Energy Ltd. as at December 31, 2004.

(signed) Maldaner Crooks Watson
Chartered Accountants

Calgary, Canada
August 26, 2005

Consent of Auditors of Tiger Petroleum Inc.

TO: The Board of Directors of Pan Orient Energy Corp.

We have read the take-over bid circular of Pan Orient Energy Corp. dated August 26, 2005 relating to Pan Orient Energy Corp.'s offer to purchase all of the outstanding common shares and convertible debentures of Tiger Petroleum Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation in the abovementioned take-over bid circular of our report to the shareholders of Tiger Petroleum Inc. on the balance sheets of Tiger Petroleum Inc. as at December 31, 2004 and 2003 and the statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. Our reports are dated July 19, 2005 for the year ended December 31, 2004 and April 26, 2004 for the year ended December 31, 2003.

(signed) Hudson & Company LLP
Chartered Accountants

Calgary, Canada
August 26, 2005

APPENDIX "A"
INFORMATION CONCERNING PAN ORIENT ENERGY CORP.

General Summary

Effective April 8, 2005 Pan Orient (formerly Welwyn Resources Ltd.) completed the Reverse Take-Over involving the acquisition of all of the issued and outstanding shares of Pan Orient Energy Ltd., whereby the shareholders of Pan Orient Energy Ltd. acquired control of Pan Orient. The Reverse Take-Over resulted in a change of control of Pan Orient, including the resignation of all the then current officers and directors of Pan Orient and the appointment of all of Pan Orient Energy Ltd.'s officers and directors to the corresponding positions of Pan Orient.

Pan Orient is a junior oil and natural gas company based in Calgary, Alberta, which actively pursues opportunities in Asia for the acquisition of exploration acreage and exploration of oil and natural gas. Pan Orient's corporate mandate is to add value for shareholders by initially pursuing opportunities to profitably discover and produce oil and natural gas in commercially producible quantities.

Pan Orient's current focus is on locating proven oil and gas prospects structured as farm-ins, joint ventures or bid rounds, as well as evaluating, on an ongoing basis, oil and natural gas assets for potential acquisitions with a focus on Asia, in particular India, Indonesia, Thailand and China.

At present, Pan Orient does not hold any interests or reserves in the Asia region.

Corporate Structure

Pan Orient was incorporated as Welwyn Energy Ltd. by certificate of incorporation issued pursuant to the provisions of the ABCA on August 26, 1997. Welwyn was established as a junior capital pool company and on May 12, 2000, Welwyn closed its major transaction pursuant to Alberta Securities Commission Rule 46-501. The transaction involved: (i) the acquisition of all of the issued and outstanding shares of 668344 Alberta Ltd., which was a private oil and gas company; and (ii) the acquisition of an interest in certain oil and gas properties in the Bulwark area of Alberta.

On December 31, 2000, Welwyn amalgamated with its wholly-owned subsidiary, 668344 Alberta Ltd. and continued under the name Welwyn Energy Ltd. On June 30, 2003, Welwyn Energy Ltd. changed its name to Welwyn Resources Ltd. Effective April 8, 2005, Welwyn completed the Reverse Take-Over of Pan Orient Energy Ltd., whereby the shareholders of Pan Orient Energy Ltd. acquired control of Welwyn. Welwyn Resources Ltd. changed its name to Pan Orient Energy Corp. on June 30, 2005. Pan Orient holds all of the issued and outstanding common shares of Pan Orient Energy Ltd.

Pan Orient Energy Ltd. was incorporated pursuant to the ABCA on April 21, 2004 under the name Maxen Petroleum Inc. By Articles of Amendment dated November 19, 2004, Maxen Petroleum Inc. changed its name to Pan Orient Energy Ltd.

Pan Orient's head office is located at 650, 101 – 6th Avenue S.W., Calgary, Alberta, T2P 3P4. Pan Orient's registered office is located at 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Over the last three years, Pan Orient has been acquiring and disposing of its interests in selected petroleum and natural gas rights and has been focused on the exploration for, and the development, production and marketing of, petroleum and natural gas. Pan Orient disposed of all of such interests prior to December 31, 2004 and subsequently completed the Reverse Take-Over on April 8, 2005, which included acquiring an indirect working interest in the Sawn Lake area of Alberta (the "**Sawn Lake Property**") through its wholly owned subsidiary, Pan Orient Energy Ltd.

Other than the Sawn Lake Property, Pan Orient does not currently hold, directly or indirectly, any interests or reserves.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past two years that appear to be shaping the near future of the business.

The first trend is the consolidation phase that the industry has been going through. This has affected companies of all sizes from the small emerging companies to the senior integrated organizations. This trend appears to be accelerating as a number of publicly traded companies are trading below asset or break-up value. As a result, it is less expensive for companies to grow by acquiring companies than by focusing entirely on drilling and prospect generation. At a time of high commodity prices and relatively low stock valuations there appears to be a valuation disconnect that has resulted in increased merger and acquisition activity.

The second trend has been improved access to external capital in the industry. The increased commodity prices and a general increase in investor confidence in the oil and gas industry has resulted in an increase in new equity financing through 2004 and 2005.

The third trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity and as a result appear to be more attractive; however, the smaller companies may present potentially larger returns as they have not yet fully appreciated in value. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investing in smaller oil and gas companies. Recently, there have been a significant number of financings by more junior companies, primarily, but not exclusively, on a flow-through basis, as these companies access available capital at times of high demand.

The fourth trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build on long-term natural gas supplies to the United States. While there may be some short term disposition activity by this group, ultimately their participation will influence valuation parameters of Canadian assets and will result in global values for Canadian companies.

A fifth trend is the continuing tight supply demand balance for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America. Despite record drilling, a strong economy, weather and demand for electrical generation have kept supply tight and prices high. Crude oil is influenced by a world economy and OPEC's ability to adjust supply to world demand. Recent success by OPEC and developments in the Middle East have kept crude oil prices high. High prices provide producers with sufficient cash flow to growth. Like all producers, Pan Orient will be unable to predict with certainty the extent and duration of such a pricing environment.

The Canadian/U.S. exchange rate also influences commodity prices for Canadian producers as there is a high correlation between Canadian and U.S. oil and natural gas prices. A recent strengthening of the Canadian dollar has a negative effect on the profitability of Canadian producers and the effect of this strengthening on pricing is growing in significance.

NARRATIVE DESCRIPTION OF THE BUSINESS

Development of the Business and Objectives

Pan Orient currently owns petroleum interests in Alberta, but it intends to focus on the acquisition of exploration acreage and exploration of oil and natural gas in Asia, in particular, India, Thailand, Indonesia and China. At present, Pan Orient does not hold any interests or reserves in Asia.

Milestones

Given the nature of its objectives and business, Pan Orient has no established targets with respect to the exploration or development of oil and natural gas.

Principal Oil and Nature Gas Properties

Pan Orient does not currently hold, directly or indirectly, any reserves. Pan Orient, through its wholly owned subsidiary Pan Orient Energy Ltd., holds a 10% working interest in 63 sections of heavy oil sands leases in the Sawn Lake Property. A recent geological evaluation of the property, completed by AJM Petroleum Consultants, credits the property with up to 1.2 billion barrels of oil in place with an initial estimated recovery factor of 8% in the anticipated cold flow heavy oil project. Initial drilling on the Sawn Lake Property is anticipated to take place in September 2005.

Exploration History

The Sawn Lake Property lies within the central Alberta Peace River Oil Sands area and consists of 40,320 acres of oil sand leases. There are 30 existing well bores on Pan Orient's acreage with an additional 40 wells in the vicinity.

The nearest analogous producing pool is a property at Seal operated by BlackRock Ventures Inc. (the "**Seal Property**"). The discovery of the Seal Property was announced in late 2003 and it is estimated that there is approximately 1.6 billion barrels of oil in place with the potential to recover 800 million barrels. To date there have been 70 wells drilled and a 10,000 bop/d battery and a 50,000 bop/d pipeline have been constructed.

Exploitation of the Seal Property has been done by horizontal drilling with horizontal sections ranging from 900 to 1,450 meters in length. The wells produce negligible amounts of sand and water and have initial production rates exceeding 300 barrels per day. Oil gravity varies from 9.5 °API to over 12 °API.

Resource Estimate and Recoverable Volume in Place

The Bluesky reservoir sands were mapped in order to determine the range of oil pays throughout the study area. Average porosity and water saturation were determined using the log analysis of openhole logs from wellbores on the property; oil formation volume factor was estimated by using the analogous pools noted above. With these estimates, the Original Oil in Place ("**OOIP**") was calculated (see below) for a variety of net oil pay thicknesses that mirror the facies noted over the Sawn Lake Property.

A Recoverable Volume in Place ("**RVIP**") was calculated using an eight (8%) percent recovery to approximate the recovery noted at the Seal Property and using the net oil pay thicknesses determined from geological mapping. This was done to demonstrate the potential of this cold pumping oil play.

Net Pay	**OOIP (mmstb)**	**RVIP (mmstb) (8% Recovery Factor)**
> 5 meters Pay	1203.7	96.3
> 10 meters Pay	674.7	54.0
> 15 meters Pay	332.6	26.6
> 20 meters Pay	228.1	18.2

Exploration Risk

There is little or no geological risk in that the presence of reservoir, and hydrocarbon has been established by past drilling. The primary risk factor is whether or not the oil is of low enough viscosity to flow through conventional cold flow methods.

Like the Seal Property, it is expected that the oil gravity will vary throughout the reservoir. At Seal this variance is relatively minor with the gravities ranging from 9.5 to 12 °API.

Other risk factors include the presence of underlying water and the possibility of post-depositional faulting that, if present, could affect the effectiveness of horizontal drilling.

Production Forecast

Production for the Sawn Lake heavy oil cold pumping project was based on two analogous but geographically separate properties. The first was the Seal Property located in Township 81, Range 15, West of the Fifth Meridian. The development of this property provides the template for the expected development of the Sawn Lake Property. (The primary productive formation at the Seal Property is the same as at the Sawn Lake Property).

The second analogous property is at Cadotte located in Township 85, Range 18, West of the Fifth Meridian and operated by Shell Canada. Cadotte was initially developed as a steam injection pilot project property in the late 1980's. Steam injection was intermittent and apparently ineffective as newer wells are being developed as cold pumping bitumen wells. The primary difference between the two properties is that Cadotte, unlike the Seal Property, has an active water leg underlying the heavy oil column.

Three production profiles were constructed with initial rates of 100, 200 and 300 bop/d. Using the analogous properties it was evident that these wells would on average maintain the initial rates for a period of approximately one (1) year, and decline from there forward. Since the Sawn Lake Property is primarily heavy oil over underlying water, the Cadotte property was chosen as the analogue for the decline rate and well performance. The wells at Cadotte typically declined exponentially at a rate of 35% when they were producing a considerable amount of water and were abandoned at a rate of 60 bop/d. Using these characteristics of heavy oil wells with significant water production, the three separate profiles were constructed:

Well Case	Initial Rate (bop/d)	Final Rate (bop/d)	Estimated Ultimate Recovery (mstb)
Low Success	100	60	70
Medium Success	200	60	192
High Success	300	60	313

Capital Expenditure and Work Program

Development of the Sawn Lake Property is to be conducted in two phases: Phase 1 – 10 wells and Phase 2 – 64 wells. Phase 1 is an initial 10 well pilot program that will collect the necessary data to further define the real extent of the pool, reservoir attributes, and oil quality needed to aid in further development drilling. It is recognized that this phase is more expensive as the company plans on drilling vertically, coring the target zone, then drilling a horizontal leg into the formation.

Phase 2 is the development and drilling of tighter spaced horizontal wells to maximize reservoir production efficiently. The summary of the capital expenditures on a per well basis is shown below. The numbers below should be read in the context of Pan Orient holding a ten (10%) percent interest in the Sawn Lake Property and is therefore responsible for only ten (10%) of the costs listed below.

	Phase 1	Phase 2
Drill & Case ($/well)	1,500,000	600,000
Complete ($/well)	25,000	25,000
Well site Equipment ($/well)	275,000	275,000
Abandon & Reclaim ($/well)	30,000	30,000
Gathering ($/well)	30,000	10,000

Phase 1 consists of drilling 10 pilot wells, which is currently scheduled for 2005. Phase 2 consists of drilling 64 wells between December 2006 and June 2007. The total expected capital expenditures for Phase 1 is $19,109,200, of which Pan Orient, through its wholly-owned subsidiary Pan Orient Energy Ltd., is responsible for $1,910,920 (representing its 10% interest in the Sawn Lake Property). The total capital expenditure for Phase 2 is $65,428,500, of which it is responsible for $6,542,850 (representing its 10% interest in the Sawn Lake Property).

The drilling and production from the first two phases of drilling are only a fraction of the entire reservoir development plan. Using the Seal Property as an analogy where the exploitation planned is based on the drilling of 16 horizontal wells per section, the initial 74 wells only account for the full development of about 5 sections. If the first two phases are successful, then another 50 or more sections of the reservoir could be developed.

Sawn Lake Property Economics

Expected monetary value ("EMV") results and risk-weighted cash flow are presented below based on probability of occurrence as contained in the following:

Expected Monetary Value – Sawn Lake Property

Event	Probability	Net Present Value (10%) BTax ($)	EMV ($)
Failure	0.3	($14,915,000)	($4,474,500)
Low Success	0.45	$25,531,000	$11,488,950
Medium Success	0.2	$155,107,000	$31,021,400
High Success	0.05	$267,752,000	$13,387,600
Consolidated	1.00		**$51,423,450**

Based on the foregoing possible events and assuming a proportional relationship between successful cases (see above), a minimum probability of success of approximately 15.5% is necessary to achieve a "positive" EMV at a 10% discount rate before tax.

While EMV is useful in analyzing oil and gas ventures, it is a theoretical value that takes into account the probability of each event occurring. Other variables not considered in this analysis could affect the outcome of each scenario and thus alter the calculated value.

Oil Prices

The unforeseen strong demand of developing Asian countries, particularly China and India in 2004, stabilized world oil prices in the low USD$40's per barrel level and combined with numerous world wide supply disruptions in countries such as Norway, Canada, Nigeria and the unrest in the Middle East have caused the price to rise as high as USD$59.00 per barrel. Product prices for the project were based on the AJM Petroleum Consultants 2004 10 price forecast. A price differential of $5.00/bbl from the Hardisty Heavy oil price was assumed. Gas transportation costs of $0.35/mcf and a gas cost allowance of $0.25/mcf was applied to the forecast gas production.

Royalties

There is a special royalty regulation that applies specifically to this type of project. In accordance with the Oil Sands Royalty Regulation of 1997, there is a before payout royalty of 1% on gross revenue, while the after payout royalty is equivalent to the great of 25% of project net revenue or 1% of gross revenue.

Exploration and Development

Pan Orient will be participating in a planned ten horizontal well drilling program at the Sawn Lake Property in 2005. The first well is anticipated to spud in September 2005.

Potential Acquisitions and Additional Financing

Pan Orient continues to evaluate opportunities to establish joint ventures, explore international opportunities and evaluate possible asset or corporate acquisitions. Pan Orient will consider opportunities to expand its operations both in Canada and internationally. This may include the acquisition of other companies currently involved in such business or the acquisition of other properties. In order to pursue these opportunities, Pan Orient may assume debt and enter into one or more private placement transactions providing for the issuance of additional Pan Orient Shares or other securities of Pan Orient.

Operations

Pan Orient's operational results and financial condition is dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in different oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Pan Orient's financial condition. See "Risk Factors" in this Appendix A. As at the date hereof, Pan Orient does not anticipate that any aspect of its business will be materially affected in 2005 by the renegotiation or termination of contracts or subcontracts. As at August 26, 2005, Pan Orient had 7 employees and consultants.

Competition

The oil and natural gas industry is competitive in all its phases. Pan Orient competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties. Pan Orient's competitors include resource companies which have greater financial resources, staff and facilities than those of Pan Orient. Pan Orient views its competitive position as being equivalent to that of other oil and gas issuers of similar size and at a similar stage of development. See "Risk Factors" in this Appendix A.

SELECTED FINANCIAL INFORMATION

The following is a summary of selected financial information for Pan Orient, Pan Orient Energy Ltd. and Tiger for the periods indicated and selected pro forma financial information for Pan Orient after giving effect to the Reverse Take-Over and the acquisition of Tiger pursuant to the Offer. The following information should be read in conjunction with the financial statements included in Appendices B to E hereto, including the notes thereto.

Annual Information

Pan Orient Energy Corp.
(formerly Welwyn Resources Ltd)

	Year Ended December 31,		
	2004 (audited)	2003 (audited)	2002 (audited)
Revenues	85,169	66,788	15,157
Net income (loss)	(133,759)	(204,352)	(702,328)
Net income (loss) per share (basic and diluted)	(0.12)	(0.19)	(0.69)
Assets	11,943	119,471	230,296
Total liabilities	387,271	361,040	282,513
Dividends declared per share	Nil	Nil	Nil

Notes:

(1) Pan Orient disposed of all of its oil and gas assets prior to December 31, 2004.

(2) The Reverse Take-Over did not close until April 8, 2005, and as such the financial information, as presented, does not include the effect of the Reverse Take-Over.

(3) Per share information for prior periods has been restated to reflect a 5:1 share consolidation effective June 30, 2003.

Pan Orient Energy Ltd.

	Period Ended December 31, 2004[1] (audited)
Revenues	Nil
Net income (loss)	Nil
Assets	6,453,421
Total liabilities	Nil
Dividends declared per share	0.00

Notes:

(1) The Reverse Take-Over did not close until April 8, 2005, and as such the financial information, as presented, does not include the effect of the Reverse Take-Over.

(2) Pan Orient Energy Ltd. was incorporated on April 21, 2004. Financial information is included as at December 31, 2004 and for the period from incorporation to December 31, 2004.

Tiger Petroleum Inc.

	Period Ended December 31,		
	2004 (audited)	2003 (audited)	2002 (audited)
Revenues	1,098,610	1,564,243	1,122,261
Net income (loss)	(936,125)	(860,249)	(642,711)
Net income (loss) per share (basic and diluted)	(0.07)	(0.09)	(0.03)
Assets	5,257,808	6,494,296	3,536,714
Total liabilities	1,779,967	2,104,407	1,667,361
Dividends declared per share	0.00	0.00	0.00

Quarterly Information

Pan Orient Energy Corp.
(formerly Welwyn Resources Ltd.)

	For the three month period ended							
	Mar. 31, 2005	**Dec. 31, 2004**	**Sept. 30, 2004**	**June 30, 2004**	**Mar. 31, 2004**	**Dec. 31, 2003**	**Sept. 30, 2003**	**June 30, 2003**
Revenues	Nil	2,406	17,372	38,394	26,997	40,381	22,671	3,736
Net income (loss)	(54,292)	(36,171)	(17,217)	(55,627)	(24,744)	(67,146)	(64,714)	(39,148)
Net income (loss) per share (basic and diluted)	(0.05)	(0.03)	(0.02)	(0.05)	(0.02)	(0.06)	(0.06)	(0.01)

Notes:
(1) Pan Orient disposed of all of its then current assets prior to December 31, 2004.
(2) The Reverse Take-Over did not close until April 8, 2005, and as such the financial information presented, does not include the effect of the Reverse Take-Over.

Pan Orient Energy Ltd.

	For the three month period ended[1]			
	Mar. 31 2005	**Dec. 31 2004**	**Sept. 30, 2004**	**June 30, 2004**
Revenues	Nil	Nil	Nil	Nil
Net income (loss)	Nil	Nil	Nil	Nil
Net income (loss) per share (basic and diluted)				

Notes:
(1) Pan Orient Energy Ltd. was incorporated on April 21, 2004.
(2) The Reverse Take-Over did not close until April 8, 2005, and as such the financial information presented, does not include the effect of the Reverse Take-Over.

Tiger Petroleum Inc.

	For the three month period ended							
	Mar. 31, 2005	**Dec. 31, 2004**	**Sept. 30, 2004**	**June 30, 2004**	**Mar. 31, 2004**	**Dec. 31, 2003**	**Sept. 30, 2003**	**June 30, 2003**
Revenues	217,288	160,185	355,251	314,093	269,082	271,129	341,088	372,572
Net income (loss)	(537,459)	341,013	(961,620)	(99,317)	(216,200)	(334,193)	(145,303)	(485,932)
Net income (loss) per share (basic)	(0.04)	0.03	(0.03)	0.00	(0.01)	(0.01)	(0.01)	(0.02)
Net income (loss) per share (diluted)	(0.04)	0.03	(0.03)	0.00	(0.01)	(0.01)	(0.01)	(0.02)

Pro-Forma Information

	Year ended December 31, 2004	**Three months ended March 31, 2005**
Revenues	1,183,779	217,288
Net income (loss)	(920,894)	(554,082)
Net income (loss) per share (basic and diluted)	(0.03)	(0.02)

Notes:
(1) The unaudited pro forma statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been effected on the dates indicated or of the results that may be obtained in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis should be read in conjunction with the unaudited interim financial statements and notes thereto for the three months ended March 31, 2005, the audited financial statements and notes thereto for the year ended December 31, 2004 and the pro-forma financial statements and notes thereto included in Appendices B to E of the Circular. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The Reverse Take-Over did not close until April 8, 2005, and as such the financial statements for March 31, 2005 and December 31, 2004, as presented, do not include the effect of the Reverse Take-Over.

The Reverse Take-Over resulted in a significant restructuring of Pan Orient. As at August 26, 2005 Pan Orient has 23,548,787 Pan Orient Shares outstanding and approximately $10,000,000 of positive working capital (largely cash deposits) as a result of its recent financings.

In the event that all Debenture Holders choose to receive Pan Orient Shares in exchange for tendering their Convertible Debentures to the Offer and all Tiger Options are exercised, the total consideration paid by Pan Orient to acquire Tiger will be approximately 4.6 million Pan Orient Shares. Tiger has no debt, other than the Convertible Debentures, and has no material working capital.

Following a successful acquisition of Tiger, Pan Orient will have approximately 28.1 million Pan Orient Shares outstanding, approximately $10,000,000 in positive working capital (largely cash deposits) and zero debt.

Management of Pan Orient believes it has sufficient cash on hand (over $10,000,000) to fund a robust seismic and exploration program on Tiger's Thailand assets, fund a multi-well drilling program on Pan Orient's Sawn Lake Property and fund entrance and drilling opportunities in other Asian counties. Pan Orient is actively pursuing land and production acquisition opportunities in India, China and Indonesia.

Quarterly Results

Pan Orient sold its interest in its producing property at Provost, Alberta (the "Provost Property"), which was its only oil and gas asset, in September, 2004. As a result, there were no oil and gas revenues in 2005, as compared to $26,997 of net revenues in the first quarter of 2004. Pan Orient had zero oil and gas operating expenses or depletion and amortization charges in 2005, as compared to $32,555 and $8,750, respectively, in 2004.

General and administrative expenses totaled $48,076 for the first three months of 2005, up sharply from $4,726 in the same period of 2004. These 2005 expenses result from increased administrative activity relating to the Reverse Take-Over.

Pan Orient recorded $6,216 of interest on convertible debentures in the first quarter of 2005, as compared to $5,710 in the same period of 2004.

As a result of the increased G&A activities, Pan Orient posted a net loss for the first quarter of 2005 of $54,292, compared with a loss of $24,744 in the first quarter of 2004. The loss of $54,292 was entirely funded by Pan Orient's working capital position, which at March 31, 2005, stood in a deficit balance of $429,620.

Annual Results

Crude oil sales for the first three quarters of fiscal 2004 averaged 6.75 bbls/day, which was below projections. On September 1, 2004, Welwyn sold its 53.33% interest in the Provost Property for consideration of $119,650, to an arm's length party.

Oil and gas sales for 2004 were $91,773 compared to $75,048 in 2003 relating to the Provost producing property. Due to operating problems encountered at the Provost Property and marginal future prospects, the property was sold. General and administration decreased by $15,770 from 2003, as a result of reduced consulting fees in 2004. Depletion and amortization expense decreased in 2004 to $17,500 from $35,000 in 2003, related to the depletion recorded to June 30, 2004 on the Provost Property that was disposed of during the year.

The major factors in year-to-year changes were as follows:

(a) The reduced loss in 2004 was attributable to improved sales revenues at Provost, and a gain on disposal of the Provost property.

(b) The sale of Pan Orient's producing properties in early 2002 and the shut in of the Company's Bulwark property for the full year of 2002 resulted in the decrease of revenues in 2002. Acquisition of an interest in the Provost property in mid 2003 resulted in the 2003 revenue increase.

(c) The increased net loss in 2002 related almost entirely to the write down in value of the Mica Genesee and Bulwark properties, which were sold during 2002 and 2003. The increased loss before discontinued operations and extraordinary items for 2003 related primarily to operating losses incurred in re-start of production at Provost.

Changes in Accounting Policies Including Initial Adoption

Full cost accounting

Effective January 1, 2004, Pan Orient adopted Accounting Guideline 16, "Oil and Gas Accounting — Full Cost" ("**AcG-1 6**"), which modifies how the ceiling test is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre's use and eventual disposition. If the carrying value is unrecoverable, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a credit adjusted risk free rate. The adoption of AcG-16 had no effect on Pan Orient's 2003 financial statements.

Asset retirement obligation

Effective January 1, 2004, Pan Orient adopted the Canadian Institute of Chartered Accountant's ("**CICA**") Section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying amount of the related asset. The obligations recognized are statutory, contractual, or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion, and amortization of the underlying asset. As Pan Orient had minimal oil and gas operations and exploration activities as at December 31, 2003, the adoption of Section 3110 had no material impact on Pan Orient's 2003 financial statements.

Stock-based compensation plan

Effective January 1, 2004, Pan Orient adopted the CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments". The new recommendations require the use of the fair value method of accounting for employee and non-employee stock options. Previously, only non-employee stock options were required to be accounted for using the fair value method. This method measures the compensation cost at the grant date and the expense is recognized over the vesting period of the options. Section 3870 has been adopted prospectively without retroactive application to the Pan Orient's financial statements prior to the 2004 fiscal year.

Events Subsequent To March 31, 2005

On April 8, 2005, Pan Orient completed the Reverse Take-Over. The Reverse Take-Over resulted in a change of control of Pan Orient, including the resignation of all the officers and directors of Pan Orient and the appointment of all Pan Orient Energy Ltd.'s officers and directors to the corresponding positions of Pan Orient. On April 18, 2005 the Pan Orient Shares resumed trading on the TSXV under the new trading symbol "POE".

In connection with the completion of the Reverse Take-Over, Pan Orient completed two financings totaling $4,500,000: (a) a fully subscribed private placement financing for the issuance of 3,333,334 Pan Orient Shares, which included the agents fully exercising their 25% over allotment option, at a price of $0.75 per share for gross proceeds of $2,500,000, and (b) a fully subscribed short form offering document financing for the issuance of 2,666,667 Pan Orient Shares at a price of $0.75 per share for gross proceeds of $2,000,000. Both financings were subject to a 7% cash agent's commission. Pan Orient Energy Ltd. had completed a financing under similar terms in February 2005 for gross proceeds of $8,000,000.

Additionally, in connection with the completion of the Reverse Take-Over, the following amounts were converted into Pan Orient Shares, at a price of $0.75 per share: (a) $27,500 of convertible debentures payable, and (b) $100,000 of amounts due to related parties.

On April 11, 2005, Pan Orient received a loan from Pan Orient Energy Ltd. in the amount of $304,522 which was used for the payment of accounts payable ($31,752), to payout the remaining balance of amounts due to related parties ($36,672) and to payout the remaining balance of the convertible debentures with accrued interest ($236,098).

Following the Reverse Take-Over, and the above transactions, Pan Orient has 23,548,787 Pan Orient Shares outstanding.

Financial Instruments and Other Instruments

Pan Orient's financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that Pan Orient is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair values of Pan Orient's financial instruments approximate their carrying values, unless otherwise noted.

Disclosure of Outstanding Share Data (As at August 26, 2005)

Authorized and Issued Share Capital

Class	Par Value	Authorized	Issued
Common	nil	Unlimited	23,548,787
Preferred	nil	Unlimited	nil

Additional Information

Additional information relating to Pan Orient can also be found on SEDAR at www.sedar.com.

Dividends

It is not contemplated that Pan Orient will pay any dividends in the immediate or foreseeable future.

CAPITALIZATION

The following table sets forth the capitalization of Pan Orient as at December 31, 2004 before giving effect to the Reverse Take-Over or the acquisition of Tiger and as at August 26, 2005 before giving effect to the acquisition of Tiger and pro-forma as at August 26, 2005 after giving effect to the acquisition of Tiger. This table should be read in conjunction with the unaudited pro forma financial statements, including the notes thereto, as set forth in Appendices to the Circular.

Designation of Security	Amount Authorized	Amount Outstanding as at December 31, 2004 before giving effect to the Reverse Take-Over or the acquisition of Tiger	Amount Outstanding as at August 26, 2005 after giving effect to the Reverse Take-Over, but before giving effect to the acquisition of Tiger	Amount Outstanding as at August 26, 2005 after giving effect to the Reverse Take-Over and the acquisition of Tiger[(1)]
Common Shares	Unlimited	$785,708 (1,108,000 shares)	$12,246,620 (23,548,787 shares)	$18,141,320 (28,123,566 shares)
Preferred Shares	Unlimited	Nil	Nil	Nil
Long Term Debt	-	Nil	Nil	Nil

Note:

(1) Assumes that 16,252,953 Tiger Shares (on a fully diluted basis) and $1,241,341 aggregate principal amount of Convertible Debentures are acquired pursuant to the Offer and that all Debenture Holders elect to receive Pan Orient Shares in consideration for their Convertible Debentures.

OPTIONS TO PURCHASE SECURITIES

Pan Orient has established a stock option plan for the benefit of directors, officers, consultants and employees. The maximum number of options issuable under the stock option plan will not exceed 10% of the issued and outstanding Pan Orient Shares. As at August 26, 2005, there were options outstanding to acquire 2,350,000 Pan Orient Shares.

The following table sets forth information with respect to the options outstanding as August 26, 2005:

Group and Number of Persons in Group	Date of Grant	Pan Orient Shares Under Option	Exercise Price	Expiry Date of Option	Market Value at Date of Grant	Market Value as at August 25, 2005
Executive Officers (3)	April 17, 2005	1,550,000	$0.75	April 17, 2010	$0.75	$1.71
Directors[(1)] (3)	April 17, 2005	600,000	$0.75	April 17, 2010	$0.75	$1.71
Consultants (4)	April 17, 2005	200,000	$0.75	April 17, 2010	$0.75	$1.71
Total		**2,350,000**				

Note:

(1) Directors who are not also executive officers.

PRIOR SALES

Pan Orient did not issue any common shares during the last 12 months except as set out below:

Description	Number of Common Shares	Aggregate Consideration
Common Shares (Private Placement as at April 13, 2005)	3,333,334	$2,500,000
Common Shares (Short form offering document as at April 13, 2005)	2,666,667	$2,000,000

ESCROWED SECURITIES

The following table sets out the number of securities of Pan Orient that are held in escrow as at August 26, 2005.

Designation of Class	Number of Securities in Escrow	Percentage of Common Shares Issued and Outstanding
Common Shares	4,653,100	20%

A total of 4,653,100 Pan Orient Shares owned by directors, officers and certain non-management shareholders of Pan Orient are subject to the escrow requirement of the TSXV. Of these, 625,600 Pan Orient Shares are subject to a Tier 1 Value Security Escrow Agreement pursuant to Policy 5.4 of the TSXV and will be releasable from escrow as to 25% on each of the six month anniversaries of the date that the Reverse Take-Over was approved by the TSXV, with the final 25% being released 18 months from such date.

The 4,027,500 Pan Orient Shares, including 2,884,919 Welwyn Shares held by non-management shareholders who entered into voluntary escrow agreements in April 2005, are subject to a Tier 2 Value Security Escrow Agreement pursuant to the Policy 5.4 of the TSXV and will be releasable from escrow as to 15% on each of the six month anniversaries of the date that the Reverse Take-Over was approved by the TSXV with the final 15% being released 36 months from such date. The depository for the escrowed shares is Valiant Trust Company.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officers of Pan Orient, as at August 26, 2005, there are no persons that own or control more than 10% of the issued and outstanding Pan Orient Shares, except Wexford Spectrum Investors LLC (which owns 2,576,700 Pan Orient Shares) and Callidus Investors LLC (which owns 2,576,333 Pan Orient Shares). None of these shares are subject to any escrow or pooling agreements. To the best of Pan Orient's knowledge, both Wexford Spectrum Investors LLC and Callidus Investors LLC are investment funds which are widely held with many beneficial owners.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following are the names, municipalities of residence, current positions and offices with Pan Orient and principal occupations within the preceding five years of all directors and officers of Pan Orient. The directors of Pan Orient hold office until the next annual meeting of shareholders of Pan Orient or until their successors are elected or appointed.

Name and Municipality of Residence	Principal Occupation	Number and Percentage of Pan Orient Shares Beneficially Owned or Controlled[(1)]
Jeff Chisholm Calgary, Alberta President, Chief Executive Officer and Director (since April 13, 2005)	President and Chief Executive Officer of Pan Orient from April 2005 to present; President and Chief Executive Officer of Pan Orient Energy Ltd. from October 2004 to present; self-employed oil & gas industry consultant from September 2003 to October 2004; geoscientist with Niko Resources Ltd. from September 2001 to September 2003; Senior Staff Geophysicist with PanCanadian Petroleum Limited from September 2000 to September 2001; Staff Geophysicist with Nexen Inc. from October 1994 to September 2000.	700,000 (2.97%)
Jason Bednar Calgary, Alberta Vice President, Finance, Chief Financial Officer and Corporate Secretary	Chief Financial Officer of Pan Orient from April 2005 to present; Chief Financial Officer of Pan Orient Energy Ltd. from November 2004 to present; Controller of Canadian Superior Energy Inc. from April 2002 to November 2004; Manager of Financial Reporting at Canadian 88 Energy Inc. from April 1998 to April 2002.	552,000 (2.34%)
Waleed Jazrawi Calgary, Alberta Chief Operating Officer and Director (since April 13, 2005)	Chief Operating Officer of Pan Orient since April 2005 and President and Director of Jazrawi & Associates Inc. from July 2000 to present; Vice-President, Business Development at Nexen Inc. from May 1995 to May 2000.	276,667 (1.18%)
Gerry Macey[(2)] Calgary, Alberta Director (since April 13, 2005)	Retired as of April 2004; Executive Vice-President at EnCana Corporation from April 2002 to April 2004; Executive Vice-President at PanCanadian Energy from March 1999 to April 2002.	350,000 (1.49%)
Michael Hibberd[(2)] Calgary, Alberta Director (since April 13, 2005)	President of MJH Services (Financial Consulting) from 1995 to present.	150,000 (0.64%)
Cam Taylor[(2)] Wolseley, Saskatchewan Director (since April 13, 2005)	Senior Vice-President of Keystone Energy Inc. and Keystone Energy Corp. from December 2002 to present; Vice-President, Exploration at Canadian 88 Energy Corp. from May 1994 to July 2002.	141,667 (0.60%)

Notes:

(1) For the number of these Pan Orient Shares held in escrow, see "Escrowed Securities" in this Circular.

(2) Member of the Audit Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or officers of Pan Orient is or has been, within the past ten years, a director, officer or promoter of any other issuer that, while that person was acting in the capacity of a director, officer or promoter for the said issuer, was subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy, or insolvency, or has been subject to or instituted any proceedings, arrangements or compromise with creditors or has a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

None of the directors or officers of Pan Orient has within ten years prior to the date of this Circular been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading securities, promotion or management of a publicly traded issuer, or theft or fraud.

Conflicts of Interest

The directors of Pan Orient may be or become engaged in different areas of the oil and gas exploration and production industries, both on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with Pan Orient. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the ABCA. The provisions of the ABCA require a director or officer of a corporation who is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with Pan Orient to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Pan Orient is not aware of any existing or potential material conflicts of interest between Pan Orient and any director or officer of Pan Orient.

Management and Director Biographies

The following sets out details respecting the management and directors of Pan Orient.

Jeff Chisholm, 41 (B.Sc) - President, Chief Executive Officer and Director

Mr. Chisholm is a geoscientist with 16 years of international exploration and development experience with Bow Valley Energy, Canadian Occidental Petroleum, PanCanadian Petroleum and Niko Resources of which 14 years were spent in international business development and new ventures roles. Mr. Chisholm was responsible for all exploration, development and new ventures geology and geophysics at Niko Resources from 2001 until 2003 during which time the company discovered over 8 Tcf of gas in Eastern and Western India and signed Block 9 Bangladesh. Most recently, Mr. Chisholm evaluated numerous opportunities in the Asia region as an independent oil and gas consultant and acted as an international oil and gas advisor to Orion Securities Inc. Mr. Chisholm is a resident of Calgary, Alberta. Mr. Chisholm works full-time for Pan Orient.

Waleed Jazrawi, 66 (Ph.D, PEng) - Chief Operating Officer and Director

Dr. Jazrawi is a reservoir engineer with over 35 years of varied international and domestic experience. He was the President & General Manager of CanOxy Yemen from 1997 until 2000 during which time production increased from 170,000 to 215,000 bopd and reserves increased by over 200 million barrels. As business development VP with CanOxy, Dr. Jazrawi progressed contract negotiations in Iran, Iraq and Libya. Dr. Jazrawi was the former Project Manager for the development of the Oslo oil sands project(100,000 bopd) and had served as a member of the Syncrude Board of Directors and management committee. Dr. Jazrawi is a director of the Japan Canada Oil Sands (JCOS), former president of the Project Management Institute (S. Alberta) and former director and VP of the Canadian Heavy Oil Association. Dr. Jazrawi is a resident of Calgary, Alberta. Dr. Jazrawi devotes 80% of his time to Pan Orient.

Jason Bednar, 34 (B.Comm., CA) - Vice President Finance & Chief Financial Officer and Corporate Secretary

Mr. Bednar graduated with a Bachelor of Commerce degree from the University of Saskatchewan in 1993, and obtained his Chartered Accountant designation in 1996. From 1993 to 1998 Mr. Bednar was in a public accounting practice with clients including several exchange listed oil and gas companies. From 1998 to 2002 Mr. Bednar was Manager, Financial Reporting, at Canadian 88 Energy Corp., an oil and gas exploration company listed on both the Toronto Stock Exchange and AMEX stock exchange. Most recently Mr. Bednar was the Controller of Canadian Superior Energy Inc., an oil and gas exploration company with several offshore and international properties and listed on both the Toronto Stock Exchange and AMEX stock exchange. Mr. Bednar is a resident of Calgary, Alberta. Mr. Bednar works full-time for Pan Orient.

Gerry Macey, 58 (M.Sc. P.Geol) - Director

Mr. Macey was the former Executive Vice President Exploration at PanCanadian Petroleum during which time discoveries were made at Buzzard (400 million barrels) in the North Sea, Tahiti (500 million barrels) in the deep water Gulf of Mexico and Deep Panuke (1 Tcf) offshore Nova Scotia. Most recently Mr. Macey was Executive Vice President and President Offshore and New Ventures Exploration for EnCana Corporation from 2002 to 2004. Mr. Macey has over 32 years of international and domestic oil industry experience and is a director of Verenex Energy, an international oil & gas company listed on the TSXV. Mr. Macey is a resident of Calgary, Alberta.

Michael Hibberd, 49(B.A., M.B.A., LLB) – Director

Mr. Hibberd has significant energy project planning and capital markets experience. He spent 12 years with ScotiaMcLeod in corporate finance in Toronto and Calgary focusing on oil and gas, mining and communications companies. Mr. Hibberd was a Director and Senior Vice-President, Corporate Finance at ScotiaMcLeod until 1995.

In 1995, Mr. Hibberd established a corporate finance advisory business focused on providing advice to companies based in Calgary with North American and International operations. He has been actively involved in privatization projects in North America, Central Asia, the Middle East and South America. In addition to advising on Western Canadian and Nova Scotia projects that involved significant financing, Mr. Hibberd has been directly involved in projects, or in project financing and advisory work in the United States, Mexico, Chile, Argentina, Kazakhstan, Ukraine, Oman, Qatar, Pakistan, Egypt, Iran, China, Sudan, Tanzania and several other African nations.

Mr. Hibberd currently serves as a director of Itertion Energy Ltd., a TSX listed oil & gas company and Rally Energy Corp. and AltaCanada Energy Corp., both TSXV listed junior oil and gas companies.

Cam Taylor, 41 (B.Sc) - Director

Mr. Taylor is a geoscientist with 18 years of experience in frontier, foothills, deep Devonian and heavy oil exploration. From 1994 to 1999, Mr. Taylor was Vice President of Exploration at Canadian 88 Energy during which time Canadian 88 drilled numerous high impact exploration wells throughout the Canadian foothills and deep basin resulting in over 500 Bcf of new reserves while increasing production from 15 mmcf/d to 104 mmcf/d. Mr. Taylor is currently a Sr. Vice President of Keystone Energy Corp., a private oil and gas company focused on exploration and production in Western Canada. Mr. Taylor is a resident of Wolseley, Saskatchewan.

Subra Subramaniam – Advisor South Asia

Mr. Subramaniam has more than 20 years of experience in the India oil and gas sector including in-country GM (India) from 1994 to 1997 for Command Petroleum, where he was responsible for new ventures and start-up operations of the offshore 55,000 bopd Ravva field development off the east coast of India. From 1997 to 2002 Mr. Subramaniam was in-country General Manager – Corporate Affairs for Cairn Energy (India) during which time the company executed a very ambitious and successful new ventures, exploration and development program. Most recently, Mr. Subramaniam was Advisor to Canoro Resources Ltd., a TSXV listed issuer, playing a lead role in the acquisition of additional equity interest in the Amguri Production block and Government of India approval recognizing Canoro Resources Ltd. as Operator of their India concessions. Mr. Subramaniam is a resident of Calgary, Alberta. Mr. Subramaniam devotes 50% of his time to Pan Orient.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all annual and long term compensation earned by individuals who were acting in a capacity of chief executive officer, chief financial officer and president of Pan Orient (the "**Named Executive Officers**" or "**NEO**") during the last three financial years. No individual received annual compensation in excess of $150,000 per annum during any of the last three (3) completed financial years.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position[1]	Period ended December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
H.S. (Scobey) Hartley Chief Executive Officer and Chairman	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Linette Kelly Secretary and Chief Financial Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Doug Church President	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:
(1) The executed officers included in this table all resigned their positions with Pan Orient in connection with the Reverse Take-Over.

Option Grants

There were no options granted during the fiscal year ended December 31, 2004 to the Named Executive Officers of Pan Orient. As at August 26, 2005 there were options outstanding to acquire 2,350,000 Pan Orient Shares. See "Options to Purchase Securities" in this Appendix "A" to the Circular.

Exercise of Options

The following table shows the number and aggregate value of option to purchase Common Shares exercised by the Named Executive Officers during the Corporation's most recently completed financial year ended December 31, 2004, and the value, as at December 31, 2004, of the unexercised options held by the Named Executive Officers:

			Unexercised Options at Fiscal Year-End[1]		Value of Unexercised In-the-Money Options at Fiscal Year-End	
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
H.S. (Scobey) Hartley, Chief Executive Officer and Chairman	Nil	Nil	10,000	Nil	Nil	N/A
Linette Kelly, Secretary and Chief Financial Officer	Nil	Nil	10,000	Nil	Nil	N/A
Doug Church President	Nil	Nil	10,000	Nil	Nil	N/A

Note:
(1) All of the options included in this table were subsequently cancelled in connection with the resignation of the Named Executive Officers pursuant to the Reverse Take-Over.

Long Term Incentives

Pan Orient currently has no long term incentive plans, other than stock options granted from time to time by the Board of Directors under the provisions of the stock option plan of Pan Orient.

No stock appreciation rights or restricted shares have been granted by Pan Orient since incorporation.

Pension and Retirement and Payments Made Upon Termination of Employment

Pan Orient does not have any pension or retirement plan which is applicable to the Named Executive Officers. Pan Orient has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now or previously has acted as a Named Executive Officer of Pan Orient, in connection with or related to the retirement, termination or resignation of such person and Pan Orient has provided no compensation to such persons as a result of change of control of Pan Orient, its subsidiaries or affiliates. Pan Orient is not party to any compensation plan or arrangement with the Named Executive Officers resulting from the resignation, retirement or termination of employment of such persons except as described in "Compensation of Executive Officers" herein.

Defined Benefit or Actuarial Plan

Pan Orient does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pan Orient has no written employment contracts or other agreements that provide for the payment of any amount to any executive officer on the resignation, retirement or other termination of employment with Pan Orient or any of its subsidiaries or resulting from a change in control of Orient or its subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information with respect to Pan Orient's Stock Option Plan, the only compensation plan under which equity securities of Pan Orient are authorized for issuance, as at December 31, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plan approved by securityholders	53,000	$0.50	57,800

Proposed Compensation in 2005

The following table sets out the proposed annual compensation to be paid to the Named Executive Officers based on their total anticipated salaries and bonuses for the fiscal year ended December 31, 2005. No individual is anticipated to receive annual compensation in excess of $150,000 in 2005.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Stock Options SAR's Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Jeff Chisholm, President and CEO	2005	100,000	NIL	NIL	NIL	N/A	N/A	NIL
Jason Bednar, Vice-President, Finance and Chief Financial Officer	2005	90,000	NIL	NIL	NIL	N/A	N/A	NIL
Waleed Jazrawi, Chief Operating Officer	2005	72,000	NIL	NIL	NIL	N/A	N/A	NIL

COMPENSATION OF DIRECTORS

No compensation was paid or is payable to the directors of Pan Orient, in their capacity as directors, for the year ended December 31, 2004. Directors of Pan Orient are reimbursed for expenses incurred in carrying out their duties, including expenses incurred to attend directors' meetings and meetings of committees of directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Pan Orient maintains insurance for its directors and officers in connection with the performance by them of their duties. The Board of Directors considers the amount of insurance coverage in place to be reasonable. The insurance premium for the policy period from March 17, 2005 to March 17, 2006 is $24,000.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, executive officer or other senior officer of Pan Orient, or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of Pan Orient, indebted to Pan Orient nor is, or at any time since the incorporation of Pan Orient has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Pan Orient.

RISK FACTORS

An investment in Pan Orient Shares should be considered speculative. The following section outlines some of the risk factors that should be considered before investing in Pan Orient Shares.

Pan Orient's operations and financial performance are subject to the normal risks of oil and gas exploration, development and production and are subject to various factors which are beyond its control; certain of these risk factors are described below:

Future Capital Requirements

Pan Orient may require additional financing in order to grow and expand its operations. It is possible that required future financing will not be available or, if available, will not be available on favourable terms. If Pan Orient issues treasury shares to finance its operations or expansion plans, control of Pan Orient may change and shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, Pan Orient may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Management of Growth

Any expansion of Pan Orient's business may place a significant strain on its financial, operational and managerial resources. There can be no assurance that Pan Orient will be able to implement and subsequently improve its operations and financial systems successfully and in a timely manner in order to manage any growth it experiences. There can be no assurance that Pan Orient will be able to manage growth successfully. Any ability of Pan Orient to manage growth successfully could have a material adverse effect on Pan Orient's business, financial condition and results of operations.

Government Regulations

Pan Orient may be subject to various laws, regulations, regulatory actions and court decisions that may have negative effects on Pan Orient. Changes in the regulatory environment imposed upon Pan Orient could adversely affect the ability of Pan Orient to attain its corporate objectives.

Dependence on Management and Employees

Holders of Pan Orient Shares must rely upon the experience and expertise of the management and employees of Pan Orient. Pan Orient's success is dependent upon its ability to attract and retain experienced management and employees.

Volatility of Market Price

The market price of the Pan Orient Shares could be subject to significant fluctuation in response to variations in quarterly and yearly operating results, the success of Pan Orient's business strategy and other factors. In addition, the stock market experiences price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of effected companies. These fluctuations may adversely affect the market price of Pan Orient Shares.

Limited Operating History

Pan Orient was only recently incorporated and the only assets of Pan Orient are all of the issued and outstanding Pan Orient Shares. Accordingly, there is a limited operating history upon which to base an evaluation of the assets of Pan Orient and its business and future prospects. Pan Orient's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. There can be no assurance that Pan Orient will be successful in doing what is required to address such concerns.

Exploration and Development

Exploration and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using skilled staff, focusing exploration efforts in areas in which Pan Orient has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography and reservoir simulation studies have been used by Pan Orient and may, if deemed appropriate, be used in the future to improve its ability to find, develop and produce oil and natural gas.

Title of Properties

No legal opinion as to the title to any of the properties in which Pan Orient or Tiger hold an interest has been obtained. As a result, no assurance can be given that title defects do not exist. If a title defect does exist it is possible that Pan Orient and Tiger may lose all or a portion of its interest in properties to which the title defect relates.

Operations

Pan Orient's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of Pan Orient and others. Pan Orient will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, Pan Orient will have liability insurance policies in place, in such amounts as it considers adequate. Pan Orient will not be fully insured against all of these risks, nor are all such risks insurable. See "Risk Factors – Insurance" below.

Continuing production from a property, and/or, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Pan Orient to certain properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Pan Orient's control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Fluctuations in price will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Pan Orient may acquire.

Hedging

From time to time Pan Orient may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Pan Orient will not benefit from such increases. Similarly, from time to time, Pan Orient may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Pan Orient will not benefit from the fluctuating exchange rate. Pan Orient might also consider hedging other currencies.

Reserves

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids, reserves and cash flows to be derived therefrom, including many factors beyond Pan Orient's control. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Pan Orient's actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material. In accordance with applicable securities laws, the applicable independent reserves consultants will use both constant and forecast price and cost estimates in calculating reserve quantities for Pan Orient. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs. Actual production and cash flows derived therefrom will vary from the estimates contained in the applicable engineering reports. The reserve reports are based in part on the assumed success of activities Pan Orient intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the engineering reports will be reduced to the extent that such activities do not achieve the level of success assumed in the engineering reports.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas. Pan Orient's competitors include oil and natural gas companies and trusts that have substantially greater financial resources, staff and facilities than those of Pan Orient. Pan Orient's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Pan Orient or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Pan Orient. There can be no assurance that Pan Orient will be able to satisfy its actual future environmental and reclamation obligations.

Insurance

Pan Orient's involvement in the exploration for and development of oil and natural gas properties may result in Pan Orient or its subsidiaries, as the case may be, becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling, Pan Orient or its subsidiaries, as the case may be, will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Pan Orient or its subsidiaries, as the case may be, may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. Pan Orient currently does not possess business interruption insurance. The payment of such uninsured liabilities would reduce the funds available to Pan Orient. The occurrence of a significant event that Pan Orient may not be fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Pan Orient's financial position, including, but not limited to, distributable cash, results of operations or prospects and will reduce income otherwise distributable to Pan Orient.

Variations in Interest Rates and Foreign Exchange Rates

The exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact the future value of Pan Orient's reserves as determined by independent evaluators.

Regulatory Matters

Pan Orient's operations will be subject to a variety of federal and provincial laws and regulations, including income tax laws and laws and regulations relating to the protection of the environment. Pan Orient's operations may require licenses from various governmental authorities both nationally and internationally. There can be no assurance that Pan Orient will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Economic and Political Risk

As Tiger's operations are, and Pan Orient's future operations are expected to be, in foreign jurisdictions, including in Thailand, where there may be a number of risks over which it will have no control. These risks may include risks relating to economic, social or political instability or change, terrorism, hyperinflation, currency non-convertibility or instability and changes of laws affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, exploration licensing and petroleum export licensing and export duties as well as government control over domestic oil and gas pricing. In particular, certain areas present a political and economic risk in terms of stability, political and economic uncertainty, terrorism and civil unrest.

Kyoto Protocol

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers (including Pan Orient) which may make certain production of crude oil and natural gas by those producers uneconomic resulting in reductions in such production. Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain. The direct or indirect costs of such legislation or regulatory initiatives may adversely affect the business of Pan Orient.

Possible Failure to Realize Anticipated Benefits of Acquisitions

Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pan Orient's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pan Orient. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pan Orient's ability to achieve the anticipated benefits of these and future acquisitions.

LEGAL PROCEEDINGS

Neither Pan Orient nor Pan Orient Energy Ltd. is a party to, nor are they aware of any current or threatened legal proceedings to which either of them would be a party.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there are no material interests, direct or indirect, of any current director or executive officer of Pan Orient, or to the knowledge of Pan Orient, any person holding more than 10% of the outstanding Pan Orient Shares or any associate or affiliate of any of the foregoing persons or companies in any transaction within the three years prior to the date hereof, or in any proposed transaction, that has materially affected or will materially affect Pan Orient or Pan Orient Energy Ltd.

AUDITORS

The auditor of Pan Orient is KPMG LLP, Chartered Accountants, located at 1200, 205 – 5th Avenue, S.W., Calgary, Alberta, T2P 4B9. KPMG LLP was appointed auditors of the Corporation on June 30, 2005. The previous auditors of the Corporation were Dick Cook Schulli, Chartered Accountants.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of Pan Orient is Valiant Trust Company located at Suite 310, 606-4th Street S.W., Calgary, Alberta, T2P 1T1.

MATERIAL CONTRACTS

Pan Orient has not entered into any contracts material to investors of Pan Orient within the last two years before the date of hereof except for the acquisition agreement dated January 21, 2005 among Pan Orient, certain principal shareholders and Pan Orient Energy Ltd. relating to the Reverse Take-Over and the Acquisition Agreement. The aforementioned material contracts may be inspected at Pan Orient's head office located at Suite 650, 101 - 6th Avenue S.W., Calgary, Alberta, T2P 3P4.

APPENDIX "B"
PRO FORMA FINANCIAL STATEMENTS – UNAUDITED

Unaudited Pro Forma Combined Financial Statements

PAN ORIENT ENERGY CORP.

(formerly Welwyn Resources Ltd.)

As at and for the three-month period ended March 31, 2005 and the year ended December 31, 2004

COMPILATION REPORT ON

To the board of directors of Pan Orient Energy Corp.

We have read the accompanying unaudited pro forma combined balance sheet of Pan Orient Energy Corp. as at March 31, 2005 and the unaudited pro forma combined statements of operations for the three-month period ended March 31, 2005 and the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the column captioned "Pan Orient Energy Corp." on the pro forma combined balance sheet as at March 31, 2005 to the unaudited balance sheet of Pan Orient Energy Corp. as at March 31, 2005 and found them to be in agreement.
2. Compared the figures in the column captioned "Pan Orient Energy Ltd." on the pro forma combined balance sheet as at March 31, 2005 to the unaudited balance sheet of Pan Orient Energy Ltd. as at March 31, 2005 and found them to be in agreement.
3. Compared the figures in the column captioned "Tiger Petroleum Inc." on the pro forma combined balance sheet as at March 31, 2005 to the unaudited balance sheet of Tiger Petroleum Inc. as at March 31, 2005 and found them to be in agreement.
4. Compared the figures in the column captioned "Pan Orient Energy Corp." on the pro forma combined statement of operations for the three-month period ended March 31, 2005 to the unaudited statement of loss of Pan Orient Energy Corp. for the three-month period ended March 31, 2005 and found them to be in agreement.
5. Compared the figures in the column captioned "Tiger Petroleum Inc." on the pro forma combined statement of operations for the three-month period ended March 31, 2005 to the unaudited statement of operations of Tiger Petroleum Inc. for the three-month period ended March 31, 2005 and found them to be in agreement.
6. Compared the figures in the column captioned "Pan Orient Energy Corp." on the pro forma combined statement of operations for the year ended December 31, 2004 to the audited statement of loss of Pan Orient Energy Corp. for the year ended December 31, 2004 and found them to be in agreement.
7. Compared the figures in the column captioned "Pan Orient Energy Corp." on the pro forma combined statement of operations for the year ended December 31, 2004 to the audited statement of operations of Tiger Petroleum Inc. for the year ended December 31, 2004 and found them to be in agreement.

8. Made enquiries of certain officials of Pan Orient Energy Corp. who have responsibility for financial and accounting matters about:
   a. the basis for determination of the pro forma adjustments; and
   b. whether the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.
9. The officials:
   a. described to us the basis for determination of the pro forma adjustments;
   b. stated that the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.
10. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
11. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns as at March 31, 2005 and for the three-month periods then ended and for the year ended December 31, 2004 and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
August 24, 2005

Pan Orient Energy Corp.

(formerly Welwyn Resources Ltd.)
Pro forma Combined Balance Sheet

As at March 31, 2005
(Unaudited)

	Pan Orient Energy Corp.	Pan Orient Energy Ltd.	Tiger Petroleum Inc.	Pro forma Adjustments	Note	Pro forma Combined
Assets						
Current assets						
Cash and cash equivalents	$407	$6,683,032	$314,715	$(227,500)	2(b)	$11,120,878
				(36,672)	2(c)	
				4,152,896	2(d)	
				234,000	3(c)	
Accounts receivable	5,913	75,192	334,796			415,901
Prepaid expenses	–	–	111,998	–	–	111,998
	6,320	6,758,224	761,509	4,122,724		11,648,777
Long term assets						
Long term investments	–	280,000	–	(280,000)	3(a)	–
Petroleum and natural gas properties	–	1,249,295	4,538,621	635,977	3(d)	6,703,893
				280,000	3(a)	
	–	1,529,295	4,538,621	635,977		6,703,893
	$6,320	$8,287,519	$5,300,130	$4,758,701		$18,352,670
Liabilities						
Current liabilities						
Accounts payable and accrued liabilities	$44,268	$141,295	$327,033			$512,596
Due to related parties	136,672	–	–	(136,672)	2(c)	–
Convertible debentures payable	255,000	–	–	(255,000)	2(b)	–
	435,940	141,295	327,033	(391,672)		512,596
Long term liabilities						
Convertible debentures payable	–	–	1,241,341	(1,241,341)	3(b)	–
Asset retirement obligations	–	–	128,374			128,374
	–	–	1,369,715	(1,241,341)		128,374
	435,940	141,295	1,696,748	(1,633,013)		640,970
Shareholders' Equity						
Share Capital	785,708	8,146,224	14,138,634	27,500	2(b)	18,141,320
				100,000	2(c)	
				4,152,896	2(d)	
				(785,708)	2(e)	
				1,241,341	3(b)	
				869,977	3(d)	
				(10,535,252)	3(d)	
Contributed surplus	–	–	766,966	(766,966)	3(d)	–
Retained earnings (deficit)	(1,215,328)	–	(11,302,218)	785,708	2(e)	(429,620)
				11,302,218	3(d)	
	(429,620)	8,146,224	3,603,382	6,391,714		17,711,700
	$6,320	$8,287,519	$5,300,130	$4,758,701		$18,352,670

See accompanying notes to pro forma consolidated financial statements.

Pan Orient Energy Corp.

(formerly Welwyn Resources Ltd.)
Pro forma Combined Statement of Operations

Three–month period ended March 31, 2005
(Unaudited)

	Pan Orient Energy Corp.	Pan Orient Energy Ltd.	Tiger Petroleum Inc.	Pro forma Adjustments	Note	Pro forma Combined
Revenues						
Oil and gas, net of royalties	$ –	$ –	$217,288	$ –		$217,288
Interest and other	–	–	–	–		
		–	–	217,288	–	217,288
Expenses						
Stock–based compensation	–	–	219,000	–		219,000
General and administrative	48,076	–	188,979	–		237,055
Depletion, depreciation and accretion	–	–	183,484	–		183,484
Production and operating	–	–	99,329	–		99,329
Foreign exchange loss	–	–	32,502	–		32,502
Interest on convertible debentures	6,216	–	31,453	(37,669)	3(e)	–
	54,292	–	754,747	(37,669)		771,370
Loss for the period	$(54,292)	$ –	$(537,459)	$37,669		$(554,082)
Loss per share, basic and diluted	$ (0.05)	–	(0.04)	0.00		$ (0.02)

See accompanying notes to pro forma consolidated financial statements.

Pan Orient Energy Corp.

(formerly Welwyn Resources Ltd.)
Pro forma Combined Statement of Operations

Year ended December 31, 2004
(Unaudited)

	Pan Orient Energy Corp.	Pan Orient Energy Ltd.	Tiger Petroleum Inc.	Pro forma Adjustments	Note	Pro forma Combined
Revenue						
Oil and gas, net of royalties	$85,169	$–	$1,083,621	$–		$1,168,790
Interest and other	–	–	14,989	–	–	14,989
	85,169	–	1,098,610	–		1,183,779
Expenses						
Stock–based compensation	–	–	–	–		
General and administrative	121,567	–	1,040,668	–		1,162,235
Depletion, depreciation and accretion	17,500	–	331,418	–		348,918
Production and operating	72,617	–	495,548	–		568,165
Foreign exchange loss	–	–	52,137	–		52,137
Interest on convertible debentures	22,268	–	126,722	(148,990)	3(e)	–
	233,952	–	2,046,493	(148,990)		2,131,455
Loss before the following	(148,783)	–	(947,883)	148,990		(947,676)
Other income						
Gain on sale of oil and gas assets	15,024	–	11,758	–		26,782
Loss for the year	$(133,759)	$–	$(936,125)	$148,990		$(920,894)
Loss per share, basic and diluted	$(0.12)	$–	(0.07)	0.00		$(0.03)

See accompanying notes to pro forma consolidated financial statements.

---

1. Basis of presentation:

The accompanying unaudited pro forma combined financial statements of Pan Orient Energy Corp. has been prepared by management to give effect to the completed acquisition of the Pan Orient Energy Ltd. and the probable acquisition of Tiger Petroleum Inc. ("Tiger"). Tiger is a public oil and gas company engaged in the exploration for, and the development, production and acquisition of, natural gas and petroleum interests in Asia, particularly Thailand.

The pro forma combined balance sheet of Pan Orient Energy Corp. as at March 31, 2005 is based on the unaudited balance sheet of Pan Orient Energy Corp. as at March 31, 2005, the unaudited balance sheet of Pan Orient Energy Ltd as at March 31, 2005, and the unaudited balance sheet of Tiger Petroleum Inc. as at March 31, 2005. The pro forma combined statement of operations for the three-month period ended March 31, 2005 is based upon the unaudited statement of operations for Pan Orient Energy Corp. and Tiger Petroleum Inc. for the three-month period ended March 31, 2005. The pro forma combined statement of operations for the year ended December 31, 2004 is based upon the audited statement of operations for Pan Orient Energy Corp. and Tiger Petroleum Inc. for the year ended December 31, 2004. As Pan Orient Energy Ltd. was incorporated on April 21, 2004 and did not have any operations prior to March 31, 2005, other than the acquisition of certain non-producing oil and gas properties, it had no statement of operations for 2004 or 2005.

The pro forma combined financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods. In preparing the pro forma combined financial statements no adjustments have been made to reflect operating synergies or cost savings that may have been achieved as a result of combined operations of the combined assets.

Accounting policies used in the preparation of the pro forma combined financial statements are in accordance with those disclosed in the audited financial statements of Pan Orient Energy Corp. as at and for the year ended December 31, 2004.

The pro forma combined financial statements should be read in conjunction with audited financial statements as at and for the year ended December 31, 2004 and the unaudited financial statements as at and for the three-month period ended March 31, 2005 of Pan Orient Energy Corp., Pan Orient Energy Ltd. and Tiger Petroleum Inc.

2. **Pro forma adjustments and assumptions – Pan Orient Energy Ltd. Reverse Take-Over:**

(a) The pro forma unaudited combined financial statements give effect to the reverse take-over of Pan Orient Energy Corp. whereby all of the issued and outstanding common shares of Pan Orient Energy Ltd. were acquired by Pan Orient Energy Corp. for consideration of 16,270,799 common shares. The transaction is accounted for as a capital transaction; that is, the transaction is equivalent to the issuance of shares by Pan Orient Energy Ltd. for the net monetary assets of Pan Orient Energy Corp.

(b) With the closing of the Pan Orient Energy Corp. acquisition, Pan Orient Energy Corp. convertible debentures in the amount of $27,500 were converted into 36,667 common shares ($0.75 per share) and $227,500 of the debentures were paid out in cash.

(c) As part of the Pan Orient Energy Corp. acquisition, $100,000 of amounts owing to related parties were converted into 133,333 common shares ($0.75 per share). The remaining $36,672 owing to related parties was paid out in cash.

(d) In conjunction with the Pan Orient Energy Corp. acquisition, Pan Orient Energy Corp. completed two financings: (i) a fully subscribed private placement of 3,333,323 common shares, which included the agents exercising their 25% over allotment option, at a price of $0.75 per share for gross proceeds of $2,499,992; and (ii) a fully subscribed short form offering document financing of 2,666,666 common shares at a price of $0.75 per share for gross proceeds of $2,000,000. The proceeds were $4,152,896, net of commissions and related costs.

(e) Under the terms of the Pan Orient Energy Corp. acquisition agreement, the net monetary assets assumed in the reverse take-over transaction were $3,850,776.

3. **Pro forma adjustments and assumptions - Tiger Petroleum Inc. Acquisition:**

(a) The pro forma unaudited combined financial statements give effect to the probable acquisition of Tiger Petroleum Inc. ("Tiger") by Pan Orient Energy Corp. On April 28, 2005, the boards of directors of Pan Orient Energy Corp. and Tiger announced they had reached an agreement whereby Pan Orient Energy Corp. will acquire all of the issued and outstanding common shares of Tiger for consideration of one (1) common share of Pan Orient Energy Corp. for each four and one quarter (4.25) common shares of Tiger. As at March 31, 2005, Tiger had 14,952,953 common shares outstanding, of which amount Pan Orient Energy Corp. owned 1,400,000 at a cost of $280,000. The average closing price of Pan Orient Energy Corp. common shares for the three days prior and three days after the announcement of the acquisition was $1.28 per share.

(b) Pan Orient Energy Corp. also made an offer to the convertible debenture holders of Tiger to be paid out on the basis of either 870 common shares of Pan Orient Energy Corp. for every $1,000 of debenture principal or cash consideration equal to the aggregate principal amount. These pro forma combined statements assume that all debenture holders will exchange the debentures for common shares.

(c) Tiger has 1,300,000 options outstanding to purchase common shares at an exercise price of $0.18 per share. These pro forma combined statements assume that all outstanding options will be exercised and tendered for Pan Orient Energy Corp. shares.

(d) Under the terms of the Tiger acquisition agreement, the acquisition cost is $5,714,700, at fair value, and is allocated as follows:

Petroleum and natural gas properties	$5,174,598
Working capital	668,476
Asset retirement obligations	(128,374)
	$5,714,400

(e) Interest on convertible debentures has been reduced to zero to account for the debenture conversions into common shares and cash repayments.

4. Share Capital:

As at March 31, 2005 Pan Orient Energy Corp. had 1,108,000 common shares outstanding and Pan Orient Energy Ltd. had 16,270,799 common shares outstanding. As the acquisition agreement between the two companies called for a one for one share exchange, the total pro forma common shares outstanding at March 31, 2005, after giving effect to the adjustments described above is 28,123,566.

Common Shares	Number	Amount
Shares issued to Pan Orient Energy Ltd. shareholders	16,270,799	$8,146,224
Pan Orient Energy Corp. shares issued and outstanding at March 31, 2005	1,108,000	0
Pan Orient Energy Corp. shares issued for convertible debentures	36,666	27,500
Pan Orient Energy Corp. shares issued for amounts owing to related parties	133,333	100,000
Pan Orient Energy Corp. shares issued on April 8, 2005 financings	5,999,989	4,152,896
Pan Orient Energy Corp. shares issued and outstanding after the Pan Orient Energy Ltd. acquisition	23,548,787	$12,426,620
Shares issued to Tiger shareholders	3,188,930	4,081,830
Pan Orient Energy Corp. shares issued for Tiger convertible debentures	1,079,967	1,241,341
Tiger stock options exercised and tendered	305,882	391,529
Pan Orient Energy Corp. shares issued and outstanding after the Tiger Petroleum Inc. acquisition	28,123,566	$18,141,320

Additionally, Pan Orient Energy Corp. has granted 2,350,000 stock options to purchase common shares at a price of $0.75 to certain of its directors, officers and consultants.

APPENDIX "C"
FINANCIAL STATEMENTS OF PAN ORIENT ENERGY CORP.


Pan Orient
ENERGY

WELWYN RESOURCES LTD.

2005 FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2005

PRESIDENT'S MESSAGE

Throughout the first quarter of 2005, the executive team of Pan Orient Energy Ltd. ("Pan Orient") worked closely with Welwyn's previous management to complete a series of transition steps. This process culminated on April 15, 2005, with the executive team of Pan Orient assuming all key management positions at Welwyn and re-constituting Welwyn's board of directors. Formal TSX Venture Exchange approval of the reverse takeover allowed shares of the newly reorganized Welwyn to commence trading under the trading symbol "POE" on April 18, 2005.

Our newly reorganized Welwyn is primarily focused on acquiring positions in low cost, high impact projects in Asia. To properly reflect this focus we intend to change our name to Pan Orient Energy Corp. at the upcoming annual meeting. Our focus on Asia is motivated by a desire to position our company with assets in the world's largest energy demand growth region. In doing so we expect to produce significant, sustainable growth in shareholder value.

Our major corporate accomplishments to May 30, 2005, are as follows::

- Closed the reverse takeover of Pan Orient Energy Ltd.
- Appointed a new Calgary-based management team with an exceptional record of international and domestic success
- Appointed an accomplished new Board of Directors including some of the most highly successful names in international exploration
- Completed $12.5 million of financings to position the Company with sufficient cash to pursue multiple project opportunities within the Asia region
- Executed a takeover agreement with the Board of Directors of Tiger Petroleum Inc. (a TSX Venture Exchange listed company) whereby Welwyn is to acquire all of the outstanding shares of Tiger on a share exchange basis (1 Welwyn share for each 4.25 Tiger shares). The Boards of Directors of each of Welwyn and Tiger have approved the transaction
- Prepared and submitted bids for the May 31, 2005 NELP-V bid round in India
- Prepared for the mid 2005 drilling of the Company's first Sawn Lake well in northern Alberta. The Company owns a 10% interest in 63 contiguous sections in this heavy oil project. Third party engineering evaluations have credited the property with 1.2 billion barrels of oil in place.

Acquisition of Tiger

On April 28, 2005 Welwyn announced an acquisition agreement had been executed with the Board of Directors of Tiger Petroleum Inc. ("Tiger"). The acquisition consideration consists of one (1) common share of Welwyn for each four and one quarter (4.25) common shares of Tiger and is subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Tiger shares, receipt of all required regulatory approvals and other customary conditions. The agreement also includes a corresponding offer to Tiger convertible debenture holders. We currently anticipate mailing the offer and the accompanying take-over bid circular to Tiger security holders in June 2005, immediately following completion of required securities commission compliance matters by Tiger.

Key attributes that make the Tiger acquisition attractive for Welwyn are as follows:

- The acquisition allows us to establish a meaningful asset base in Asia at a reasonable cost – total consideration paid by Welwyn expected to be approximately 4.6 million Welwyn shares
- The acquisition allows us to secure an operated, majority interest position in approximately 2 million acres of exploration and production licenses in an under-explored basin onshore Thailand
- Tiger has an established reserve base with current net production of approximately 100 bbl/d
- The license acreage holds material exploration upside on existing and newly identified prospects which can be explored using low cost drilling techniques
- The existing developed area has ample available operated infrastructure to accommodate new production
- The acquisition positions Welwyn as an 'existing international operator' that will be recognized by international governments, further enhancing access to new opportunities particularly through new license and concession bids in the Asia region
- The acquisition provides a sound central Asia base for building on other Asia region opportunities that Welwyn is currently exploring

After closing of the Tiger acquisition, Welwyn will have approximately 28.1 million shares outstanding, over $10 million in available uncommitted cash and zero debt.

OUTLOOK

Our new management, with the active support of the board, has already embarked on a strategy to aggressively, yet prudently, position the Company for significant growth. Our focus on low cost drilling opportunities with material upside is expected to produce significant, sustainable growth in shareholder value over the near term and beyond. Our activities on our Sawn Lake prospect and our Tiger acquisition of Thailand licenses are just the first steps in moving aggressively to achieve our growth objectives. At this time we are also utilizing our existing network of contacts to actively pursue land and production acquisitions in India, China and Indonesia. We are focused on remaining well capitalized, with ample cash on hand to pursue new projects as they arise and expeditiously develop our existing asset base.

Respectfully submitted on behalf of the Management and the Board of Directors



Jeff Chisholm
President and Chief Executive Officer

May 30, 2005

The following Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements and notes thereto for the three months ended March 31, 2005, and the audited financial statements and MD&A for the year ended December 31, 2004. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The acquisition of Pan Orient Energy Inc. ("Pan Orient") did not close until April 15, 2005, and as such the financial statements for March 31, 2005, as presented, do not include the effect of the acquisition.

The acquisition of Pan Orient, which resulted in a reverse takeover within the meaning of Policy 5.2 of the TSX Venture Exchange, resulted in a significant restructuring of Welwyn. As at May 30, 2005 Welwyn has 23,548,787 shares outstanding and approximately $10,500,000 of positive working capital (largely cash deposits) as a result of its recent financings.

On April 28, 2005, the Boards of Directors of both Welwyn and Tiger Petroleum Inc. ("Tiger") announced they had reached an agreement whereby Welwyn will acquire all of the issued and outstanding common shares of Tiger for consideration consisting of one (1) common share of Welwyn for each four and one quarter (4.25) common shares of Tiger. Welwyn also made a share offer to all of the $1,265,000 convertible debenture holders of Tiger. The offer and accompanying take-over bid circular are expected to be mailed to Tiger security holders in June 2005. The offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Tiger Shares, receipt of all required regulatory approvals and other customary conditions. In the event that all of Tiger's convertible debenture holders choose to receive common shares of Welwyn in exchange for tendering their convertible debentures to the offer and all Tiger stock options are exercised, the total consideration paid by Welwyn for all of Tiger will be approximately 4.6 million shares of Welwyn. Tiger has no debt, other than the convertible debentures, and has no material working capital.

Following a successful Tiger transaction Welwyn will have approximately 28.1 million shares outstanding, approximately $10,500,000 in positive working capital (largely cash deposits) and zero debt.

Management believes it has sufficient cash on hand (over $10,000,000) to fund a robust seismic and exploration program on Tiger's Thailand assets, fund a multi-well drilling program on Welwyn's Sawn Lake prospect as well as fund entrance and drilling opportunities in other Asian counties. Welwyn is actively pursuing land and production acquisition opportunities in India, China and Indonesia.

SUMMARY OF QUARTERLY RESULTS - MARCH 31, 2005

	For the three month period ended			
	March 31 2005	Dec. 31 2004	Sept. 30 2004	June 30 2004
Net sales/total revenues	$ -	2,406	17,372	38,394
Loss before discontinued operations and extraordinary items	$ (54,292)	(36,171)	(32,241)	(55,627)
Loss per share before discontinued operations and extraordinary items	$ (0.05)	(0.03)	(0.03)	(0.05)
Net loss	$ (54,292)	(36,171)	(17,217)	(55,627)
Loss per share	$ (0.05)	(0.03)	(0.02)	(0.05)

	For the three month period ended			
	March 31 2004	Dec. 31 2003	Sept. 30 2003	June 30 2003
Net sales/total revenues	$ 26,997	40,381	22,671	3,736
Loss before discontinued operations and extraordinary items	$ (24,744)	(67,146)	(64,714)	(39,148)
Loss per share before discontinued operations and extraordinary items	$ (0.02)	(0.06)	(0.06)	(0.04)
Net loss	$ (24,744)	(67,146)	(64,714)	(39,148)
Loss per share	$ (0.02)	(0.06)	(0.06)	(0.04)

The Company sold its Provost property, which was the Company's only oil and gas asset, in September, 2004. As a result, there were no oil and gas revenues in 2005, as compared to $26,997 of net revenues in the first quarter of 2004. The Company had zero oil and gas operating expenses or depletion and amortization charges in 2005, as compared to $32,555 and $8,750, respectively, in 2004.

General and administrative expenses totaled $48,076 for the first three months of 2005, up sharply from $4,726 in the same period of 2004. These 2005 expenses result from increased administrative activity relating to the acquisition of Pan Orient.

The Company recorded $6,216 of interest on convertible debentures in the first quarter of 2005, as compared to $5,710 in the same period of 2004.

As a result of the increased G&A activities, the Company posted a net loss for the first quarter of 2005 of $54,292, compared with a loss of $24,744 in the first quarter of 2004. The loss of $54,292 was entirely funded by the Company's working capital position, which at March 31, 2005, stood in a deficit balance of $429,620.

During the first quarter of 2005, Welwyn paid to its directors and officers , either directly, or indirectly to companies controlled by them, $17,100 for management and consulting services. During the first three months of 2005 the Company received a $7,600 advance to finance ongoing working capital requirements. At March 31, 2005, the amount owing to companies controlled by directors and officers was $136,672.

SUBSEQUENT EVENT - PAN ORIENT ENERGY LTD. ACQUISITION

On April 15, 2005, Welwyn completed the acquisition of Pan Orient Energy Ltd. ("Pan Orient") for the acquisition of all the issued and outstanding Class "A" Common Shares of Pan Orient. The reverse takeover of Pan Orient resulted in a change of control of Welwyn including the resignation of all the officers and directors of Welwyn and the appointment of all Pan Orient's officers and directors to the corresponding positions of Welwyn. On April 18, 2005 Welwyn's common shares resumed trading under the new trading symbol "POE".

In connection with the completion of the acquisition, Welwyn completed two financings totaling $4,500,000: (a) a fully subscribed Private Placement financing for the issuance of 3,333,334 Welwyn Common Shares, which included the agents fully exercising their 25% over allotment option, at a price of $0.75 per share for gross proceeds of $2,500,000 and (b) a fully subscribed Short Form Offering Document financing for the issuance of 2,666,667 Welwyn Common Shares at a price of $0.75 per share for gross proceeds of $2,000,000. Both financings were subject to a 7% cash agent's commission. Pan Orient had completed a financing under similar terms in February 2005 for gross proceeds of $8,000,000.

Additionally, in connection with the completion of the acquisition, the following amounts were converted into Welwyn Common Shares, at a price of $0.75 per share: (a) $27,500 of convertible debentures payable and (b) $100,000 of amounts due to related parties.

On April 11, 2005, the Company received a loan from Pan Orient Energy Ltd. ("Pan Orient") in the amount of $ 304,522 which was used for the payment of accounts payable ($31,752), to payout the remaining balance of amounts due to related parties ($36,672) and to payout the remaining balance of the convertible debentures with accrued interest ($236,098).

Following the reverse takeover of Pan Orient, and the above transactions, Welwyn has 23,548,787 shares outstanding.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

NOTICE TO READER

Management has compiled the unaudited interim financial information of Welwyn Resources Ltd. consisting of the interim Balance Sheet at March 31, 2005 and the interim Statements of Loss and Deficit and interim Statements of Cash Flows for the three months ended March 31, 2005 and 2004. Please note the interim financial statements have not been reviewed or audited by external auditors.

WELWYN RESOURCES LTD.

INTERIM BALANCE SHEET

		March 31, 2005	December 31, 2004
		(Unaudited)	(Audited)
ASSETS			
CURRENT			
Cash	$	407	168
Accounts receivable		5,913	11,775
	$	6,320	11,943
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	$	44,268	21,496
Due to related parties (Note 2)		136,672	110,775
Current portion of convertible debentures payable (Note 3)		255,000	255,000
		435,940	387,271
SHAREHOLDER'S EQUITY			
SHARE CAPITAL (Note 4)		785,708	785,708
DEFICIT		(1,215,328)	(1,161,036)
		(429,620)	(375,328)
	$	6,320	11,943

See accompanying notes to interim financial statements

WELWYN RESOURCES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT (UNAUDITED)

		Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
REVENUES			
Oil and gas sales	$	-	29,708
Less royalties, net of ARTC		-	2,711
		-	26,997
EXPENSES			
General and administration		48,076	4,726
Interest on convertible debentures		6,216	5,710
Oil and gas operating		-	32,555
Depletion and amortization		-	8,750
		54,292	51,741
NET LOSS FOR THE PERIOD		(54,292)	(24,744)
DEFICIT, BEGINNING OF PERIOD		(1,161,036)	(1,027,277)
DEFICIT, END OF PERIOD	$	(1,215,328)	(1,052,021)
LOSS PER SHARE – Basic and Diluted	$	(0.05)	(0.02)

See accompanying notes to interim financial statements

WELWYN RESOURCES LTD.

INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net loss for the period	$ (54,292)	(24,744)
Item not affecting cash		
Depletion and amortization	-	8,750
	(54,292)	(15,994)
Change in non-cash working capital balances		
Accounts receivable	5,862	7,916
Accounts payable and accrued liabilities	22,772	19,036
Advances from related parties	25,897	1,500
	239	12,458
INVESTING ACTIVITIES		
Proceeds from sale of petroleum and natural gas properties	-	3,063
Acquisition of petroleum and natural gas properties	-	(14,492)
	-	(11,429)
INCREASE IN CASH	239	1,029
CASH, BEGINNING OF PERIOD	168	142
CASH, END OF PERIOD	$ 407	1,171

See accompanying notes to interim financial statements

1) SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim financial statements of Welwyn Resources Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2004. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 2004.

2) RELATED PARTY TRANSACTIONS

During the first quarter of 2005, Welwyn entered into the following transactions with related parties:

a) The Company paid to its directors, either directly, or indirectly to companies controlled by them, the following amounts:

For management services	$ 6,000
For consulting services	$11,100

The above transactions were in the normal course of operations and were recorded at the exchange value which was the amount of consideration established and agreed to by the related parties.

b) During the first three months of 2005 the company received a $7,600 advance to finance ongoing working capital requirements. In September 2004, the Company repaid $110,000 in advances to companies controlled by directors and officers. At March 31, 2005, the amount owing to companies controlled by directors and officers was $136,672.

In April 2005 the amounts owing to related parties were paid. See Subsequent Events (note 5).

3) CONVERTIBLE DEBENTURES PAYABLE

		March 31, 2005	Dec. 31, 2004
10% unsecured convertible debentures, matured on December 31, 2004	$	20,000	20,000
9% unsecured convertible debentures maturing December 31, 2005. Convertible into common shares on a basis $ 0.75 per share if converted before June 24, 2005		235,000	235,000
		255,000	255,000
Less current portion		(255,000)	(255,000)
	$	-	-

In April 2005 the outstanding convertible debentures were paid. See Subsequent Events (note 5).

4) CAPITAL STOCK

a) Authorized:

Unlimited number of common voting shares
Unlimited number of preferred shares

	Number of shares	$
b) Issued and outstanding common shares		
Balance, December 31, 2004 and March 31, 2005	1,108,000	785,708

c) Options to purchase common shares

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2004	53,000	$0.50
Forfeited	-	-
Excercised	-	-
Granted	-	-
Balance, March 31, 2005	53,000	$0.50

In April 2005, the Company granted 2,350,000 options at 0.75 to purchase common shares.

5) SUBSEQUENT EVENTS

Pan Orient Energy Inc. Acquisition

On April 15, 2005, Welwyn completed the acquisition of Pan Orient Energy Ltd. ("Pan Orient") for the acquisition of all the issued and outstanding Class "A" Common Shares of Pan Orient. The reverse takeover of Pan Orient resulted in a change of control of Welwyn including the resignation of all the officers and directors of Welwyn and the appointment of all Pan Orient's officers and directors to the corresponding positions of Welwyn. On April 18, 2005 Welwyn's common shares resumed trading under the new trading symbol "POE".

In connection with the completion of the acquisition, Welwyn completed two financings totaling $4,500,000: (a) a fully subscribed Private Placement financing for the issuance of 3,333,334 Welwyn Common Shares, which included the agents fully exercising their 25% over allotment option, at a price of $0.75 per share for gross proceeds of $2,500,000 and (b) a fully subscribed Short Form Offering Document financing for the issuance of 2,666,667 Welwyn Common Shares at a price of $0.75 per share for gross proceeds of $2,000,000. Both financings were subject to a 7% cash agent's commission.

Pan Orient had completed a financing under similar terms in February 2005 for gross proceeds of $8,000,000.

Additionally, in connection with the completion of the acquisition, the following amounts were converted into Welwyn Common Shares, at a price of $0.75 per share: (a) $27,500 of convertible debentures payable and (b) $100,000 of amounts due to related parties.

On April 11, 2005, the Company received a loan from Pan Orient Energy Ltd. ("Pan Orient") in the amount of $ 304,522 which was used for the payment of accounts payable ($31,752), to payout the remaining balance of amounts due to related parties ($36,672) and to payout the remaining balance of the convertible debentures with accrued interest ($236,098).

Following the reverse takeover of Pan Orient, and the above transactions, Welwyn has 23,548,787 shares outstanding.

Tiger Petroleum Inc. Acquisition

On April 28, 2005, the Boards of Directors of both Welwyn and Tiger Petroleum Inc. ("Tiger") announced they had reached an agreement whereby Welwyn will acquire all of the issued and outstanding common shares of Tiger for consideration consisting of one (1) common share of Welwyn for each four and one quarter (4.25) common shares of Tiger. Welwyn also made a share offer to all of the $1,265,000 convertible debenture holders of Tiger. The offer and accompanying take-over bid circular are expected to be mailed to Tiger security holders in June 2005. The offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Tiger Shares, receipt of all required regulatory approvals and other customary conditions.

WELWYN RESOURCES LTD.

Financial Statements

For the years ended December 31, 2004 and 2003

DICK COOK SCHULLI
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Welwyn Resources Ltd.

We have audited the balance sheets of Welwyn Resources Ltd. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 15, 2005

(Signed) **DICK COOK CHULLI**
CHARTERED ACCOUNTANTS

SUITE 555, 999 - 8 STREET S.W. CALGARY, ALBERTA T2R 1J5
Phone (403) 245-1717 *Fax* (403) 244-9306
Email: mail@dcs-ca.com
Professional Corporations

WELWYN RESOURCES LTD.

Balance Sheets

As at December 31,

	2004	2003
Assets		
Current		
Cash	$ 168	$ 142
Accounts receivable (Note 4)	11,775	12,391
	11,943	12,533
Petroleum and natural gas properties (Note 5)	-	106,938
	$ 11,943	$ 119,471
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 21,496	$ 60,375
Due to related party (Note 6)	110,775	45,665
Current portion of convertible debentures payable (Note 7)	255,000	20,000
	387,271	126,040
Convertible debentures payable (Note 7)	-	235,000
	387,271	361,040
Nature of operations and going concern (Note 1)		
Shareholders' Deficiency		
Share capital (Note 8)	785,708	785,708
Deficit	(1,161,036)	(1,027,277)
	(375,328)	(241,569)
	$ 11,943	$ 119,471

Approved by the Board:

***(Signed)* Douglas H. Church, Director**

***(Signed)* Clint Stewart, Director**

See accompanying notes

WELWYN RESOURCES LTD.

Statements of Loss and Deficit

For the years ended December 31,

	2004	2003
Revenue		
Oil and gas sales	$ 91,773	$ 75,048
Less royalties, net of ARTC	6,604	8,260
	85,169	66,788
Expenses		
General and administration	121,567	137,337
Oil and gas operating	72,617	75,653
Interest on convertible debentures	22,268	23,150
Depletion and amortization	17,500	35,000
	233,952	271,140
Loss before the following	148,783	204,352
Gain on sale of petroleum and natural gas properties (Note 5)	(15,024)	-
Net loss for the year	133,759	204,352
Deficit, beginning of year	1,027,277	822,925
Deficit, end of year	$ 1,161,036	$ 1,027,277
Loss per share - basic and diluted	$ 0.12	$ 0.19
Weighted average number of common shares – basic and diluted	1,108,000	1,100,110

See accompanying notes

WELWYN RESOURCES LTD.

Statements of Cash Flows

For the years ended December 31,

	2004	2003
Cash provided by (used for):		
Operating activities		
Net loss for the year	$ (133,759)	$ (204,352)
Add (deduct) non-cash items		
Depletion and amortization	17,500	35,000
Gain on sale of petroleum and natural gas properties	(15,024)	-
	(131,283)	(169,352)
Changes in non-cash working capital items		
Accounts receivable	616	(6,001)
Prepaid expenses and deposits	-	3,534
Accounts payable and accrued liabilities	(38,879)	19,570
	(169,546)	(152,249)
Financing activities		
Advances from related party	65,110	19,000
Investing activities		
Expenditures on petroleum and natural gas properties	(14,492)	(141,938)
Proceeds on disposal of petroleum and natural gas properties	118,954	30,000
Advances from a related party relating to investing activities	-	26,665
Accounts payable relating to investing activities	-	28,292
	104,462	(56,981)
Increase (decrease) in cash	26	(190,230)
Cash, beginning of year	142	190,372
Cash, end of year	$ 168	$ 142
Supplemental cash flow information		
Cash interest paid	$ 23,350	$ 28,480
Non-cash transactions:		
Issue of common shares on conversion of convertible debentures	$ -	$ 15,000

See accompanying notes

Note 1 - Nature of Operations and Going Concern

Welwyn Resources Ltd. (the "Company") was incorporated by certificate of incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on August 26, 1997, as amended by Certificate of Amendment on November 3, 1998. On June 30, 2003, the Company changed its name to Welwyn Resources Ltd. And on July 18, 2003 the Company completed a 5:1 share consolidation.

Effective September 1, 2004, the Company disposed of its remaining petroleum and natural gas properties as disclosed in Note 5 and is attempting to find parties who may be interested in acquiring a control position through vending in a new business or assets. There is no assurance that the Company will identify a business or assets that warrant participation.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values as shown in the financial statements should the Company be unable to continue as a going concern. The continued operations of the Company are dependent upon future profitable production, proceeds from disposition from its resource interests, and/or raising additional equity.

The Company has incurred operating losses since incorporation and has a working capital deficiency of $375,328 and an accumulated deficit of $1,161,036 at December 31, 2004.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and are denominated in Canadian dollars. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Petroleum and natural gas properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical activities, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Note 2 - Significant Accounting Policies ***(Continued)***

(a) Petroleum and natural gas properties ***(Continued)***

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to 1 barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless the sale would significantly alter the rate of depletion by more than 20%.

The Company applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. Capitalized costs are not recoverable if they are greater than estimated undiscounted cash flows from future production of proven reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices in the futures market. Costs used in estimating cash outflows are based on expected future production and other costs and include abandonment and site restoration costs (asset retirement obligations). An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed fair value of proved and probable reserves plus the cost (net of impairment) of unproved properties. Fair value is determined based on the present value of future cash flows, after deducting abandonment and site restoration costs (asset retirement obligations), discounted at a risk-free interest rate. Any impairment loss is charged to earnings.

Note 2 - Significant Accounting Policies ***(Continued)***

(b) Asset retirement obligations

The fair value of the liability for the Company's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Company's credit adjusted risk-free interest rate and the corresponding amount is recognized by increasing the carrying amount of the related long-lived asset. The liability is accreted each period, and the capitalized cost is depleted or depreciated over the useful life of the related asset.

(c) Per share amounts

Basic earnings per common share and basic cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if stock options or debentures to purchase common shares were exercised and converted to common shares. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of stock options or warrants are assumed to be used to purchase common shares of the Company at the average market price during the period.

(d) Income taxes

The Company follows the liability method of accounting for income taxes. Future income taxes are calculated based on temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet using tax rates anticipated to apply in the periods when the temporary differences are expected to reverse. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization of such assets is more likely than not.

(e) Revenue recognition

Revenue associated with the sales of petroleum and natural gas production owned by the Company is recognized when title passes from the Company to its customers.

Note 2 - Significant Accounting Policies *(Continued)*

(f) Joint operations

Substantially all of the Company's petroleum and natural gas operations are conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

(g) Stock-based compensation plan

The Company adopted the fair value method of accounting for stock-based compensation for the fiscal year 2004. Under this method, all equity instruments awarded to employees and the cost of the service received as considerations are measured and recognized on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. In prior years, the Company used the intrinsic value method with supplemental disclosure of pro forma net earnings and earnings per share for prior years as if the fair value method of accounting had been applied.

(h) Measurement uncertainty

The amounts recorded for depletion and amortization and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The values of asset retirement obligation depend on estimates of current market interest rates and future restoration and reclamation expenditures. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes of estimates in future periods could be significant.

(i) Cash and cash equivalents

Cash and cash equivalents includes cash in bank, bank overdrafts and those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Note 3 - Change in Accounting Policies

Full cost accounting

Effective January 1, 2004, the Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which modifies how the ceiling test is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre's use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a credit adjusted risk free rate. The adoption of AcG-16 had no effect on the Company's financial statements at December 31, 2003.

Asset retirement obligation

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountant's ("CICA") Section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying amount of the related asset. The obligations recognized are statutory, contractual, or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion, and amortization of the underlying asset. As the Company has minimal oil and gas operations and exploration activities the adoption of Section 3110 had no material impact on the Company's financial statements at December 31, 2003.

Stock-based compensation plan

Effective January 1, 2004, the Company adopted the CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments". The new recommendations require the use of the fair value method of accounting for employee and non-employee stock options. Previously only non-employee stock-options were required to be accounted for using the fair value method. This method measures the compensation cost at the grant date and the expense is recognized over the vesting period of the options. Section 3870 has been adopted prospectively without retroactive application to the Company's financial statements prior to the 2004 fiscal year.

Note 4 - Accounts Receivable

Accounts receivable consist of:

	2004	2003
Alberta royalty tax credit recoverable	$ 2,201	$ 2,754
Goods and services tax recoverable	$ 9,574	$ 9,637
	$ 11,775	$ 12,391

Note 5 - Petroleum and Natural Gas Properties

Petroleum and natural gas properties consist of:

	2004		
	Cost	Accumulated Amortization	Net Book Value
Petroleum and natural gas properties	$ -	$ -	$ -

	2003		
	Cost	Accumulated Amortization	Net Book Value
Petroleum and natural gas properties	$ 141,938	$ 35,000	$ 106,938

Effective September 1, 2004, the Company disposed of its interest in petroleum and natural gas properties to an unrelated third party for net proceeds of $118,954 resulting in a gain on disposal of $15,024 which has been included in results of operations for the year.

Included in depletion and amortization for the year ended December 31, 2004 is $17,500 related to depletion recorded to June 30, 2004 on the company's petroleum and natural gas properties disposed of during the year.

Note 6 - Related Party Transactions

During the year the Company entered into the following transactions with related parties:

(a) The Company paid to its directors, either directly, or indirectly to companies controlled by them, the following amounts:

	2004	2003
For management services	$ 24,000	$ 24,000
For consulting services	44,400	44,400
For interest on debentures	1,800	1,800

The above transactions were in the normal course of operations and were recorded at the exchange value which was the amount of consideration established and agreed to by the related parties.

(b) During the year, the Company received advances from a company controlled by an officer totaling $85,704 to finance ongoing working capital requirements. In September, 2004 the Company repaid $110,000 in advances to companies controlled by directors and officers.

(c) At the end of the period, the amounts due to related parties were as follows:

	2004	2003
Due to companies controlled by directors and officers	$ 110,775	$ 45,665

The balances due to related parties bear interest at 8% per annum, with interest only paid monthly, secured by a general security agreement, pledging the assets of the Company with the principal balance due June 23, 2005.

Note 7 - Convertible Debentures

Convertible debentures consist of:

	2004	2003
10% unsecured convertible debenture, maturing on December 31, 2004. The debentures are convertible into common shares on a basis of $0.25 per share if converted in year one, $0.50 per share if converted in year two and $0.75 if converted before December 31, 2004.	$ 20,000	$ 20,000
9% unsecured convertible debenture, maturing on June 24, 2005. The debentures are convertible into common shares on a basis of $0.50 per share if converted in year one or two and $0.75 per share if converted before June 24, 2005.	235,000	235,000
	255,000	255,000
Less current portion	(255,000)	(20,000)
	$ -	$ 235,000

Note 8 - Share Capital

(a) Authorized:

Unlimited number of common voting shares
Unlimited number of preferred shares

(b) Issued:

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of year	1,108,000	$785,708	1,048,000	$ 770,708
Issued on conversion of debentures	-	-	60,000	15,000
Balance, end of year	1,108,000	$785,708	1,108,000	$ 785,708

Note 8 - Share Capital *(Continued)*

(c) Outstanding stock options:

The Company has adopted a stock option plan for the benefit of its directors, officers, employees and consultants. The Company may grant options up to 10% of its issued and outstanding common shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% per year of the issued and outstanding common shares of the Company.

The following summarizes the status of stock options outstanding as at December 31, 2004 and 2003 and the changes during the years then ended:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)
Outstanding, beginning of year	77,000	0.50	77,000	0.50
Cancelled	(24,000)	0.50	-	-
Outstanding, end of year	53,000	0.50	77,000	0.50

Additional information about stock options outstanding at December 31, 2004:

Number	Expiring
8,000	December 18, 2005
45,000	April 8, 2007
53,000	

Note 9 - Income Taxes

(a) Provision for income taxes

The provision for income taxes differs from the result which would be obtained by applying the Canadian Federal and Provincial statutory income tax rates to loss before income taxes. This difference results from the following:

	2004	2003
Loss before income taxes	$ (133,759)	$ (204,352)
Combined federal and provincial tax rate	39.0%	41.0%
Expected income tax recovery	52,000	84,000
Increase (decrease) resulting from:		
Non-deductible crown charges	(3,000)	(3,000)
Temporary differences and other	(49,000)	(81,000)
Provision for income taxes	$ -	$ -

(b) Future income taxes

The components of the net future income tax asset are as follows:

	2004	2003
Future income tax asset (liability)		
Petroleum and natural gas properties	$ 70,000	$ 76,000
Non-deducted share issue costs	-	2,000
Non-capital loss carry forwards	326,000	283,000
	396,000	361,000
Valuation allowance	(396,000)	(361,000)
Future income tax asset	$ -	$ -

Note 9 - Income Taxes ***(Continued)***

(c) Loss carry forwards

The Company has approximately $834,000 at December 31, 2004 (2003 - $690,000) of available loss carry forwards for income tax purposes which have not been reflected in these financial statements. These losses expire as follows:

2005	$ 87,000
2006	86,000
2007	121,000
2008	98,000
2009	130,000
2010	167,000
2014	145,000

(d) Tax pools

The Company has available the following approximate amounts which may be deducted, at annual rates indicated, in determining taxable income in future years.

	Rate	2004	2003
Capital cost allowance	20-100%	$ -	$ 56,000
Cumulative Canadian exploration expense	100%	$ 39,000	$ 39,000
Cumulative Canadian development expense	30%	$ 102,000	$ 102,000
Cumulative Canadian oil & gas property expense	10%	$ 38,000	$ 95,000

Note 10 - Financial Instruments

The Company's financial instruments included in the balance sheet are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair values of the Company's financial instruments approximate their carrying values, unless otherwise noted.

Note 11 - Subsequent Event

On January 21, 2005 the Company signed an arm's length formal Acquisition Agreement (the "Agreement") with Pan Orient Energy Ltd. ("Pan Orient") and principal shareholders of Pan Orient for the acquisition of all issued and outstanding Class "A" common shares of Pan Orient.

In connection with the completion of the acquisition, the Company will complete an offering of up to 2,666,667 common shares at a price of $0.75 per common share for gross proceeds of up to $2,000,000 by way of a short Form offering document; and the issuance of up to 2,666,667 common shares at a price of $0.75 per common share for gross proceeds of up to $2,000,000 to be completed via a private placement, (collectively the "Offerings"). The Company has granted the agent a 25% over allotment option, on the private placement only, for up to 666,667 common shares at $0.75 per common share for additional proceeds of up to $500,000. The Offerings are subject to a 7% agent's commission. The closing of the Offerings and the subsequent release of the net proceeds is contingent upon the successful completion of the transaction with Pan Orient.

Assuming successful completion of the acquisition and closing of the Offerings, current shareholders of the Company will own approximately 7% of the company shares and Pan Orient shareholders will own 93%. Accordingly, the acquisition will be accounted for as a reverse takeover.

Completion of the acquisition is subject to a number of conditions, including but not limited to, TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot be completed until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

WELWYN RESOURCES LTD.

(formerly Welwyn Energy Ltd.)

Financial Statements

For the years ended December 31, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of
Welwyn Resources Ltd.
(formerly Welwyn Energy Ltd.):

We have audited the balance sheets of Welwyn Resources Ltd. *(formerly Welwyn Energy Ltd.)* as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
April 15, 2004

(Signed) Dick Cook Schulli
CHARTERED ACCOUNTANTS

WELWYN RESOURCES LTD.

(formerly Welwyn Energy Ltd.)

Balance Sheets

As at December 31,

	2003	2002
Assets		
Current		
Cash	$ 142	$ 190,372
Accounts receivable	12,391	6,390
Prepaid expenses and deposits	-	3,534
	12,533	200,296
Petroleum and natural gas properties - Note 4	106,938	30,000
	$ 119,471	$ 230,296
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 60,375	$ 12,513
Due to related party - Note 5	45,665	-
Current portion of convertible debentures payable - Note 6	20,000	-
	126,040	12,513
Convertible debentures payable - Note 6	235,000	270,000
	361,040	282,513
Shareholders' Deficiency		
Share capital - Note 7	785,708	770,708
Deficit	(1,027,277)	(822,925)
	(241,569)	(52,217)
	$ 119,471	$ 230,296

Approved by the Board:

***(Signed) H.S. Hartley*, Director**

***(Signed) Douglas H. Church*, Director**

See accompanying notes

WELWYN RESOURCES LTD.
(formerly Welwyn Energy Ltd.)

Statements of Loss and Deficit

For the years ended December 31,

	2003	2002
Revenue		
Oil and gas sales	$ 75,048	$ 17,557
Less royalties, net of ARTC	8,260	2,400
	66,788	15,157
Expenses		
General and administration	137,337	131,176
Oil and gas operating	75,653	6,299
Interest on convertible debentures	23,150	19,851
Depletion and amortization	35,000	5,326
	271,140	162,652
Loss before the following	204,352	147,495
Loss on sale of petroleum and natural gas properties	-	109,731
Loss on drilling participation	-	38,491
Impairment in petroleum and natural gas properties	-	281,932
Loss before income taxes	204,352	577,649
Income tax (recoveries) - Note 9	-	124,679
Net loss for the year	204,352	702,328
Deficit, beginning of year	822,925	120,597
Deficit, end of year	$ 1,027,277	$ 822,925
Basic and diluted loss per share - Note 8	$ 0.186	$ 0.690

See accompanying notes

WELWYN RESOURCES LTD.

(formerly Welwyn Energy Ltd.)

Statements of Cash Flows

For the years ended December 31,

	2003	2002
Cash provided by (used for):		
Operating activities		
Net loss for the year	$ (204,352)	$ (702,328)
Add (deduct) non-cash items		
Future income taxes	-	124,679
Depletion and amortization	35,000	5,326
Loss on sale of petroleum and natural gas properties	-	109,731
Loss on drilling participation	-	38,491
Impairment in petroleum and natural gas properties	-	281,932
	(169,352)	(142,169)
Changes in non-cash working capital items		
Accounts receivable	(6,001)	30,584
Prepaid expenses and deposits	3,534	(377)
Accounts payable and accrued liabilities	19,570	(65,863)
	(152,249)	(177,825)
Financing activities		
Advances from related party	19,000	-
Issue of convertible debentures	-	260,000
	19,000	260,000
Investing activities		
Expenditures on drilling participation, net	-	(38,491)
Expenditures on petroleum and natural gas properties	(141,938)	-
Proceeds on disposal of petroleum and natural gas properties	30,000	260,000
Advances from a related party relating to investing activities	26,665	-
Accounts payable relating to investing activities	28,292	-
	(56,981)	221,509
Increase (decrease) in cash	(190,230)	303,684
Cash (bank indebtedness), beginning of year	190,372	(113,312)
Cash (bank indebtedness), end of year	$ 142	$ 190,372
Supplemental cash flow information		
Cash interest paid	$ 28,480	$ 11,838
Non-cash transactions:		
Issue of common shares on conversion of convertible debentures	$ 15,000	$ 10,000

See accompanying notes

Note 1 - Nature of Operations, Name Change and Going Concern

Welwyn Resources Ltd. (the "Company") was incorporated by certificate of incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on August 26, 1997, as amended by Certificate of Amendment on November 3, 1998. In conjunction with a share consolidation on July 18, 2003 (see Note 7) the Company changed it name to Welwyn Resources Ltd.

The Company is engaged in the exploration and development of petroleum and natural gas in the Western Canadian Sedimentary Basin.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values as shown in the financial statements should the Company be unable to continue as a going concern. The continued operations of the Company are dependent upon future profitable production, proceeds from disposition from its resource interests, and or raising additional equity.

The Company has incurred operating losses since incorporation and has a working capital deficiency of $113,507 and an accumulated deficit of $1,027,277 (2002 - $822,925) at December 31, 2003.

Note 2 - Significant Accounting Policies

The financial statements of the Company has been prepared by management in accordance with Canadian generally accepted accounting principles and are denominated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Petroleum and natural gas properties

The full cost method of accounting is followed for petroleum and natural gas properties whereby all costs relating to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisitions, geological and geophysical activities, lease rentals on undeveloped properties, the drilling of productive and non-productive wells, and directly related overhead charges including acquisition fees and interest directly related to acquisition of non producing properties.

Note 2 - Significant Accounting Policies ***(Continued)***

Total capitalized costs plus a provision for future development costs of proven undeveloped reserves are depleted and depreciated using the unit-of-production method, based on estimated proved oil and gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved oil and gas reserves and production volumes (before royalties) are converted to a common unit of measure on a basis of their approximate relative energy content.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized cost, with no gain or loss recognized unless the sale would significantly alter the rate of depletion by more than 20%.

The net amount at which petroleum and natural gas properties are carried are subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from future net revenues using proved reserves and year end prices, plus the net costs of major development projects and unproved properties less future removal and site restoration costs, overhead, financing costs, and income taxes. If the net carrying costs exceed the ultimate recoverable amount, additional depletion and depreciation is provided.

(b) Future abandonment and site restoration costs

Estimated future abandonment and site restoration costs are provided for over the life of the proved reserves on a unit-of-production basis. Costs are estimated each year by management based on current regulations, costs, technology and industry standards. The annual charge is included in depletion and depreciation expense and actual abandonment and site restoration expenditures are charged to the accumulated provision account as incurred.

(c) Per share amounts

Basic earnings per common share and basic cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if stock options or debentures to purchase common shares were exercised and converted to common shares. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of stock options or warrants are assumed to be used to purchase common shares of the Company at the average market price during the period.

Note 2 - Significant Accounting Policies ***(Continued)***

(d) Income taxes

The Company follows the liability method of accounting for income taxes. Future income taxes are calculated based on temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet using tax rates anticipated to apply in the periods when the temporary differences are expected to reverse. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization of such assets is more likely than not.

(e) Revenue recognition

Revenue associated with the sales of petroleum and natural gas production owned by the Company is recognized when title passes from the Company to its customers.

(f) Joint operations

Substantially all of the Company's petroleum and natural gas operations are conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

(g) Stock-based compensation plan

The Company has a stock-based compensation plan as described in Note 7(d). The Company follows the financial accounting and reporting standards recommended by the Canadian Institute of Chartered Accountants (CICA) for stock-based compensation. The Company utilizes the intrinsic value method of accounting for stock options granted to directors, officers and employees, and since options are issued at current market value, the option has no intrinsic value and therefore no compensation expense is recorded when stock options are granted. Any consideration paid on the exercise of stock options is credited to share capital.

Stock options granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of stock options is determined using the Black-Scholes option pricing model. For stock options issued to non-employees, the fair value is recorded as compensation expense and contributed surplus in the financial statements.

(h) Cash

Cash and cash equivalents includes cash in bank, bank overdrafts and those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Note 3 - Related Party Acquisition

Effective June 1, 2003 the Company acquired an interest in a resource property from related parties. The transaction has been recorded at the exchange amount of $100,000. The carrying value of the property in the related party was in excess of the exchange amount and the acquisition price was based on independent engineering reports. Additional costs were incurred by the Company on the property of $41,938.

After recovery of its total investment in the property of $141,938 plus $15,000 from the net operating revenues, the Company's net interest in the property will be reduced from 53.3% to 6.7%.

Note 4 - Petroleum and Natural Gas Properties

Petroleum and natural gas properties consist of:

	2003		
	Cost	Accumulated Amortization	Net Book Value
Petroleum and natural gas properties	$ 141,938	$ 35,000	$ 106,938

	2002		
	Cost	Accumulated Amortization	Net Book Value
Petroleum and natural gas properties	$ 70,000	$ 40,000	$ 30,000

Note 5 - Due to Related Party

In the year, a corporation controlled by an officer and director of the Company advanced $45,665 to the Company for capital acquisitions and working capital requirements. The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

Note 6 - Convertible Debentures

Convertible debentures consist of:

	2003	2002
10% unsecured convertible debenture, maturing on December 31, 2004. The debentures are convertible into common shares on a basis of $0.25 per share if converted in year one and $0.50 per share if converted in year two and $0.75 if converted before December 31, 2004.	$ 20,000	$ 35,000
9% unsecured convertible debenture, maturing on December 31, 2005. The debentures are convertible into common shares on a basis of $0.50 per share if converted in year one or two and $0.75 per share if converted before June 24, 2005.	235,000	235,000
	255,000	270,000
Less current portion	(20,000)	-
	$ 235,000	$ 270,000

During the year, $15,000 of the 10% unsecured convertible debenture was converted into 300,000 pre-consolidation common shares of the Company.

Note 7 - Share Capital

(a) Authorized:

Unlimited number of common voting shares
Unlimited number of preferred shares

(b) Issued:

	2003		2002	
	Number	**Amount**	**Number**	**Amount**
Balance, beginning of year	1,048,000	$ 770,708	1,008,000	$ 760,708
Issued on conversion of debentures	60,000	15,000	40,000	10,000
Balance, end of year	1,108,000	785,708	1,048,000	$ 770,708

On July 18, 2003 the TSX Venture Exchange approved a 5:1 share consolidation. The share balances for December 31, 2003 and comparative share balances have been adjusted to reflect the share consolidation.

On February 17, 2003 $15,000 convertible debentures were converted into 60,000 post-consolidation shares.

(c) Shares in escrow:

During the year, 152,403 shares were released from escrow. Consequently, there are no longer any shares in escrow.

(d) Outstanding stock options:

The Company has adopted a stock option plan for the benefit of its directors, officers, employees and consultants. The Company may grant options up to 10% of its issued and outstanding common shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding common shares of the Company.

Note 7 - Share Capital *(Continued)*

(d) Outstanding stock options *(Continued):*

The following summarizes the status of stock options outstanding as at December 31, 2003 and 2002 and the changes during the year then ended:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)
Outstanding, beginning of year	77,000	0.50	48,000	0.50
Granted	-	-	53,000	0.50
Expired	-	-	(24,000)	0.50
Outstanding, end of year	77,000	0.50	77,000	0.50

Additional information about stock options outstanding at December 31, 2003:

	Exercisable	Expiring
2004	26,500	-
2005	-	8,000
2006	-	16,000
2007	-	53,000
	26,500	77,000

(e) Proforma net income - fair value based method of stock option accounting:

The Company utilizes the intrinsic value method of accounting for stock options. Since no options were granted in the year no compensation cost has been charged to income at the time of the option grants and no "pro forma" compensation has been recorded relating to stock-based compensation.

Note 8 - Loss per Share

The weighted average number of common shares outstanding during the period, calculated under the treasury stock method, used in computing per share basic earnings and cash flow from operations was 1,100,110 (2002 - 1,017,900). In computing diluted earnings and cash flow from operations per share, nil shares were added to the weighted average number of common shares outstanding during the period ended December 31, 2003 for the dilutive effect of employee stock options. No adjustments were required to reported earnings in computing diluted per share amounts.

Note 9 - Income Taxes

(a) Expected income tax expense

The provision for income taxes differ from the results which would be obtained by applying the combined Federal and Provincial tax rate of approximately 41% (2002 - 42%) to the loss before income taxes. This difference results from the following items:

	2003	2002
Expected income tax recovery	$ (83,800)	$ (242,613)
Resource allowance, net of non deductible crown royalties	4,100	10,416
Tax amortization in excess of accounting depletion	11,600	(22,870)
Accounting losses and impairments in excess of related tax losses	-	198,305
Non-deductible items	600	(4,681)
Tax rate change	-	-
Non recognition of losses	67,500	61,443
Change in valuation allowance	-	124,679
Income tax expense (recovery)	$ -	$ 124,679

Note 9 - Income Taxes *(Continued)*

(b) Future income taxes

The components of the net future income tax asset are as follows:

	2003	2002
Future income tax asset (liability)		
Petroleum and natural gas properties	$ 70,000	$ 48,901
Non-deducted share reserve costs	22,000	5,375
Non-capital loss carry forwards	260,000	225,842
	352,000	280,118
Valuation allowance	(352,000)	(280,118)
Future income tax asset	$ -	$ -

(c) Loss carry forwards

The Company has approximately $690,000 (2002 - $521,000) of available loss carry forwards for income tax purposes which have not been reflected in these financial statements. These losses expire as follows:

2005	$ 87,000
2006	86,000
2007	121,000
2008	97,000
2009	130,000
2010	169,000

Note 10 - Related Party Transaction

Included in general and administration expenses is $68,400 (2002 - $45,600) of consulting and administration services paid to companies controlled by officers and directors of the Company. Included in accounts payable is $20,437 (2002 - $Nil) in respect of unpaid consulting and administrative services.

Note 11 - Financial Instruments

The Company's financial instruments included in the balance sheet are comprised of cash, accounts receivable, accounts payable and accrued liabilities.

Fair values

The fair values of the Company's financial instruments do not differ significantly from their carrying values.

APPENDIX "D"
FINANCIAL STATEMENTS OF PAN ORIENT ENERGY LTD.

PAN ORIENT ENERGY LTD.

Interim Balance Sheet
Unaudited
AS AT MARCH 31, 2005

PAN ORIENT ENERGY LTD.

INTERIM BALANCE SHEET
Unaudited
AS AT

	March 31 2005 Unaudited	December 31 2004 Audited
ASSETS		
CURRENT		
Cash	$6,683,032	$5,589,135
Accounts receivable	75,192	61,737
	6,758,224	5,650,872
LONG TERM		
Long term investments (Note: 2)	280,000	-
Property, plant and equipment (Note: 3)	1,249,295	802,549
	1,529,295	802,549
	$8,287,519	$6,453,421
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities	$141,295	$62,113
Shareholders' Equity		
Share Capital (Note: 5)	8,146,224	6,391,308
	$8,287,519	$6,453,421

Subsequent Events (Note: 8)

The accompanying notes form an integral part of these interim financial statements.

PAN ORIENT ENERGY LTD.
Notes to the Interim Financial Statements
Unaudited
March 31, 2005

NATURE OF OPERATIONS

Pan Orient Energy Ltd. (the "Company"), formerly Maxen Petroleum Inc,. was incorporated under the Business Corporations Act (Alberta) on April 21, 2004 and is engaged in the acquisition, development, exploration for and production of petroleum and natural gas. At March 31, 2005 the Company held petroleum and natural gas properties with no current production. Since its inception the Company has not conducted any active operations other than the acquisition of certain non-producing oil and gas properties.

1. **Significant accounting policies**:

The unaudited interim balance sheet has been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, it does not include all of the information and footnotes required by Canadian generally accepted accounting principles applicable to annual financial statements, and, therefore, should be read in conjunction with the Company's audited balance sheet as at December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included. The financial position as at March 31, 2005 is not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

The unaudited interim balance sheet has been prepared in accordance with the accounting policies described in the Company's balance sheet as at December 31, 2004. For further information, refer to the notes therein and the clarification below.

Cash includes bank balances and short term, fixed date, interest bearing certificates of deposit.

When the Company commences activities that give rise to asset retirement obligations the Company will account for them in accordance with section 3110 of the CICA handbook.

2. **Investment**:

During the quarter, the Company purchased 1,400,000 common shares of Tiger Petroleum Inc. ("Tiger") at $0.20 per share as part of a private placement by Tiger. This investment is recorded at cost and the Company held 9.36% of Tiger's common shares at March 31, 2005. Welwyn Resources Ltd. has agreed to acquire all the outstanding shares of Tiger (Note: 8).

3. **Property, plant and equipment**:

The material assets are petroleum and natural gas properties that consist of certain non-producing properties. These properties which include acquisition and carrying costs are recorded at cost. Since the properties are non-producing no depletion has been calculated to date.

Included in property, plant and equipment are computer and office equipment acquired during the period for $49,007 which have not been amortized for this quarter.

4. **Shareholders' Equity**:

Related party transactions during the first quarter of 2005 consisted of the following:

Consulting fees to officers and shareholders of the Company.	$89,499

These costs were included in the cost of acquisition of the petroleum and natural gas properties. These transactions were measured at the exchange amount as agreed to by the Company and the related parties.

5. **Share Capital:**

Authorized

Unlimited Class A and B common Voting shares
Unlimited Class C common Non Voting shares
Unlimited Preferred shares

	March 31, 2005		December 31, 2004	
Issued	**Number of shares**	**$**	**Number of shares**	**$**
Class A common shares				
Opening balance	13,686,130	6,881,098	-	-
Shares issued for cash	2,584,669	1,938,502	13,560,797	6,787,098
Shares issued for debt	-	-	125,333	94,000
	16,270,799	8,819,600	13,686,130	6,881,098
Less: Share issue costs	-	673,376	-	489,790
Closing balance	16,270,799	8,146,224	13,686,130	6,391,308

On February 24, 2005, the Company completed the second tranche of its previously announced financing. In total 10,666,666 Pan Orient Energy Ltd. Class A common shares were issued pursuant to a private placement at a price of $0.75 per share, for gross proceeds of $8,000,000.

6. **Statement of cash flow**:

A statement of cash flow has not been included as management considers that it would provide no additional useful information.

7. **Future tax**:

(a) Income taxes

The future tax assets and liabilities result from differences between the tax value and book value of the following items:

	March 31, 2005	**December 31, 2004**
Future tax asset:		
Share issue expenses	$240,000	$174,000
Less: valuation allowance	(240,000)	(174,000)
	$-	$-

(b) Losses carried forward

Losses carried forward of approximately $404,000 in aggregate are available to offset future year taxable income in Canada. These losses have not been recognized in the balance sheet and expire if unused as follows:

2014	$239,000
2015	165,000
	$404,000

8. **Subsequent Events:**

(a) Reverse take-over

On April 8, 2005, the Company was acquired by Welwyn Resources Ltd. ("Welwyn") for consideration of one Welwyn common share in exchange for each Pan Orient common share. On April 15, 2005 the TSX Venture Exchange (the "Exchange") accepted the transaction as a reverse takeover within the meaning of the Exchange's Policy 5.2, and the combined company began trading on the Exchange on April 18, 2005 under the new symbol "POE".

(b) On April 28, 2005 Welwyn and Tiger Petroleum Inc. reached an agreement whereby Welwyn will acquire all the issued and outstanding common shares of Tiger. The offer is subject to certain conditions, including the receipt of not less than two-thirds of the outstanding Tiger shares, requisite regulatory approvals, and other conditions.

(c) On April 18, 2005 the Company advanced a loan of $304,522 to Welwyn to pay Welwyn's outstanding payables, loans from related parties, and remaining amounts of convertible debentures and accrued interest.

PAN ORIENT ENERGY LTD.

Balance Sheet
DECEMBER 31, 2004

PAN ORIENT ENERGY LTD.

DECEMBER 31, 2004
CONTENTS

AUDITORS' REPORT

To the Shareholders of:
Pan Orient Energy Ltd.

We have audited the balance sheet of Pan Orient Energy Ltd. as at December 31, 2004. This balance sheet is the responsibility of the company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the company as at December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta, Canada
February 2, 2005

("signed") Maldaner Crooks Watson
Chartered Accountants

PAN ORIENT ENERGY LTD.

BALANCE SHEET
AS AT DECEMBER 31, 2004

	2004
ASSETS	
CURRENT	
Cash	$5,589,135
Accounts receivable (Note: 2)	61,737
	5,650,872
LONG TERM	
Petroleum and natural gas properties (Note: 3)	802,549
	$6,453,421
LIABILITIES & SHAREHOLDERS' EQUITY	
CURRENT	
Accounts payable and accrued liabilities	$62,113
Shareholders' Equity	
Share Capital (Note: 5)	6,391,308
	$6,453,421

Subsequent Events (Note: 9)

The accompanying notes form an integral part of these financial statements.

Approved on Behalf of the Board

Signed "Michael J. Hibberd" ____________________ Director

Signed "Cam Taylor" ____________________ Director

NATURE OF OPERATIONS

Pan Orient Energy Ltd. (the "Company") formerly Maxen Petroleum Inc. was incorporated under the Business Corporations Act (Alberta) on April 21, 2004 and is engaged in the acquisition, development, exploration for and production of petroleum and natural gas. At December 31, 2004 the Company held petroleum and natural gas properties with no current production. Since its inception the Company has not conducted any active operations other than the acquisition of certain non producing oil and gas properties.

1. **Significant accounting policies**:

(a) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties and related expenses in accordance with the guidelines issued by the Canadian Institute of Chartered Accountants, whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized and charged against earnings as set out below. Such costs include royalty acquisition, land acquisition, geological and geophysical, carrying charges of non producing properties and costs of drilling both productive and non productive wells. Unevaluated properties are assessed periodically for impairment.

Gains or losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion is provided on costs accumulated using the unit-of-production method. For purposes of the depletion calculation, gross proved oil and gas reserves, as determined by engineering consultants, are used and converted to a common unit of measure based on their approximate energy content of six thousand cubic feet of natural gas to one barrel of crude oil. The Company's resource properties are currently in the development stage; accordingly no depletion has been calculated against these assets.

The provision for estimated site restoration costs is determined using the unit-of-production method. Actual site restoration costs are charged against the accumulated provision. Since the Company has no production to date, no provision has been made.

The net carrying costs of the Company's interests are limited to an amount equal to the estimated future net revenues from proved reserves and the costs of undeveloped properties, net of impairment allowances, less future income taxes and future site restoration cost provisions. Future net revenues and costs are estimated using the Company's year end prices and costs without escalating or discounting.

(b) Joint venture activities

The Company conducts substantially all its oil and gas exploration and production activities on a joint venture basis. This balance sheet reflects only the Company's proportionate interest in such activities.

(c) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, temporary differences arising from the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(d) Estimates

The balance sheet is prepared in accordance with Canadian generally accepted accounting principles. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. By their nature, these estimates are subject to measurement uncertainty and the effect on the balance sheet of changes in such estimates in future periods could be significant. These estimates are primarily related to the future depletion of Oil and Gas properties and amortization of deferred costs.

2. **Accounts receivable:**

Accounts receivable represent amounts due from joint venture partners.

3. **Petroleum and natural gas properties:**

Petroleum and natural gas properties consist of certain non producing properties. These properties are at the Company's cost, which includes acquisition and carrying costs. Since the properties are non producing no depletion has been calculated to date.

4. **Related party transactions:**

Related party transactions from inception of the Company to December 31, 2004 consisted of the following:

Consulting fees to officers and shareholders of the Company.	$157,666

These costs were included in the cost of acquisition of the petroleum and natural gas properties. These transactions were measured at the exchange amount as agreed to by the Company and the related parties.

5. **Share Capital:**

Authorized

Unlimited Class A and B common Voting shares
Unlimited Class C common Non Voting shares
Unlimited Preferred shares

	2004	
Issued	**Number of shares**	**Amount**
Class A common shares		
Shares issued for cash	13,560,797	$6,787,098
Shares issued for debt	125,333	94,000
	13,686,130	6,881,098
Less: Share issue costs	-	489,790
	13,686,130	$6,391,308

Subsequent to incorporation, 1000 Class A common shares were issued. Thereafter these 1000 Class A common shares were canceled and 13,686,130 Class A common shares were issued for cash and for debt as above, including the private placement described below.

On December 31, 2004 the Company entered into an agency agreement with Wolverton Securities Ltd., as lead agent, to offer up to 10,666,666 Pan Orient Energy Ltd. Class A common shares for sale on a private placement basis at a price of $0.75 per share, for gross proceeds of up to $8,000,000. On December 31,

2004 the Company closed on the first tranche of 8,081,996 Pan Orient Energy Ltd. Class A common shares for gross proceeds of $6,061,497. The Company has the option to complete the remainder of the offering prior to the completion of the reverse take-over as described in note 9.

6. **Statement of cash flow:**

A statement of cash flow has not been included as management considers that it would provide no additional useful information.

7. **Financial Instruments:**

Carrying values of financial instruments, which include cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these amounts.

8. **Commitments:**

The Company has a commitment to lease premises for a 26 month term, beginning February 1, 2005. Annual lease commitments are:

2005	$57,530
2006	62,760
2007	15,690
Total commitment	$135,980

9. **Subsequent Events:**

Reverse take-over

On January 21, 2005 the Company has entered into a formal Acquisition Agreement (the "Agreement") with Welwyn Resources Ltd. Successful completion of the acquisition will result in a reverse takeover within the meaning of Policy 5.2 of the TSX Venture Exchange. Subject to certain terms and conditions of the Agreement, Welwyn will issue one Welwyn Common Share in exchange for each Pan Orient common share. This transaction requires the approval of the regulatory bodies and the shareholders.

APPENDIX "E"
FINANCIAL STATEMENTS OF TIGER PETROLEUM INC.

TIGER PETROLEUM INC.
(formerly Pacific Tiger Energy Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – prepared by management)

FOR THE PERIOD ENDED

March 31, 2005

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company's consolidated financial statements and the overall quality of the Company's financial reporting are the responsibility of management. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include estimates that are based on management's best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of financial statements.

The interim financial statements have not been reviewed or audited by the Company's auditors.

The Board of Directors has approved the consolidated financial statements.

("signed")
William J Caughill
President and Chief Executive Officer

("signed")
Lamont Gordon
Director

TIGER PETROLEUM INC.
(formerly Pacific Tiger Energy Inc.)
CONSOLIDATED BALANCE SHEETS
(unaudited – prepared by management)

ASSETS

	March 31, 2005	December 31, 2004
Current assets		
Cash and term deposits	$ 314,715	$ 223,959
Accounts receivable	334,796	243,001
Prepaid expenses	111,998	57,725
	761,509	524,685
Property, plant and equipment (Note 4)	4,538,621	4,733,123
	$ 5,300,130	$ 5,257,808

LIABILITIES

	March 31, 2005	December 31, 2004
Current liabilities		
Accounts payable and accrued liabilities	$ 327,023	$ 412,615
Convertible debentures	1,241,341	1,241,341
Asset retirement obligations (Note 5)	128,374	126,011
	1,696,748	1,779,967
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	14,138,634	13,694,634
Contributed surplus (Note 7)	766,966	547,966
Deficit	(11,302,218)	(10,764,759)
	3,603,382	3,477,841
	$ 5,300,130	$ 5,257,808

Operations and commitments – Note 1

APPROVED BY THE BOARD

("signed") **Director** — William J Caughill

("signed") **Director** — Lamont Gordon

TIGER PETROLEUM INC.
(formerly Pacific Tiger Energy Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited – prepared by management)

3 month period ended	March 31, 2005	March 31, 2004
REVENUE		
Oil and gas sales net of royalties	$ 217,288	$ 262,868
Interest and other	-	6,214
	217,288	269,082
EXPENSES		
Stock based compensation (Note 6)	219,000	-
General and administrative	188,979	241,068
Depletion, depreciation and accretion	183,484	49,177
Operating	99,329	115,093
Foreign exchange loss	32,502	47,259
Interest	31,453	32,685
	754,747	485,282
LOSS FOR THE PERIOD	(537,459)	(216,200)
Deficit, beginning of period	(10,764,759)	(9,638,198)
Retroactive application of changes in accounting policies	-	(190,436)
Deficit, beginning of period, as restated	(10,764,759)	(9,828,634)
DEFICIT, END OF PERIOD	$ (11,302,218)	$ (10,044,834)
Loss per share, basic and diluted (Note 3)	$ (0.04)	$ (0.01)

TIGER PETROLEUM INC.
(formerly Pacific Tiger Energy Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)

3 month period ended	March 31, 2005	March 31, 2004
Cash provided by (used in)		
Operating activities		
Loss for the period	$ (537,459)	$ (216,200)
Items not involving cash		
Depletion, depreciation and accretion	183,484	49,177
Stock based compensation	219,000	-
	(134,975)	(167,023)
Change in non-cash working capital	(218,269)	(204,232)
	(353,244)	(37,209)
Investing activities		
Purchases of oil and gas properties	-	(1,875,914)
Purchases of furniture, fixtures and vehicles	-	(20,933)
	-	(1,896,847)
Financing activities		
Issue of common shares	480,000	-
Share issue costs	(36,000)	(800)
	444,000	(800)
Increase (decrease) in cash	90,756	(1,860,438)
Cash, beginning of period	223,959	2,579,418
Cash, end of period	$ 314,715	$ 718,980

1- OPERATIONS AND COMMITMENTS

The Company's operations are in Thailand where it has been awarded two exploration licenses, L44/43 in which it has a 60% interest and L33/43 in which it has a 100% interest. The Company's rights and obligations in each license are set out in agreements with the Thailand Ministry of Energy. These agreements are structured such that the Company has been committed to conduct certain minimum exploration activities over a period of time and in return earns an interest in future production.

a) License L44/43

This exploration license has an approximate total area of 3,935 square kilometers and expires in July 2009 with a renewal option to extend the exploration period at that time at terms and conditions to be determined. The Company is currently in the second year of the exploration period and has an obligation to spend $ 475,000 US by July 2005, $ 50,000 US by July 2006 and $ 1,050,000 US by July 2009 for the purposes of seismic processing, geological and engineering studies and the drilling of two exploration wells. During 2004 the Company spent $ 597,182 US on the N7 well, which fulfilled the 2005 obligations on this license. In addition to the exploration commitments the Company is obligated to pay an annual training bonus in the amount of $ 10,000 US per year until July 2009. If the Company fails to meet its obligations under this exploration license its rights could be revoked and in the event that the Company prior to July 2006 relinquishes the exploration license any unspent exploration obligations must be paid to the Thailand Department of Mineral Fuels ("DMF").

b) License L33/43

This exploration license has an approximate total area of 3,962 square kilometers and expires in July 2009 with a renewal option to extend the exploration period at that time at terms and conditions to be determined. The Company is currently in the second year of the exploration period and has an obligation to spend $ 50,000 US by July 2005, $ 500,000 US by July 2006 and $ 375,000 US by July 2009 for the purposes of seismic processing, geological and engineering studies and the drilling of one exploration well. The Company has obtained an extension from the DMF to extend the July 2005 deadline on the L33/43 concession. In addition to the exploration commitments the Company is obligated to pay an annual training bonus in the amount of $ 10,000 US per year to July 2007. If the Company fails to meet its obligations under this exploration license its rights could be revoked and in the event that the Company prior to July 2006 relinquishes the exploration license any unspent exploration obligations must be paid to the DMF.

Currently the Company does not have sufficient resources to meet future commitments beyond 2005 and will require additional funding in the form of equity, debt, joint venture funding or a mutually beneficial commercial transaction with a third party or some combination thereof.

2- SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Tiger Petroleum Inc. ("the Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company as at December 31, 2004. The disclosure provided below is incremental to that included in the annual financial statements. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be used in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 2004.

3- PER SHARE AMOUNTS

Loss per share was calculated based on the weighted average number of common shares outstanding during the period, which were 13,166,286 for the period ended March 31, 2005 (March 31, 2004 – 12,530,023).

The Company uses the treasury stock method of calculating diluted loss per share. The treasury stock method assumes any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the year.

Since the Company is in a loss position, the effect of share purchase options, warrants and debt conversions is anti-dilutive. Therefore diluted and basic losses per share are the same for both 2005 and 2004.

4- CAPITAL ASSETS

	March 31, 2005			December 31, 2004		
	Cost	Accumulated depletion and amortization	Net book value	Cost	Accumulated depletion and amortization	Net book value
Oil and gas properties	$11,367,442	$ 6,881,189	$4,486,253	$11,380,822	$ 6,717,523	$4,663,299
Furniture and computer equipment	156,169	103,801	52,368	156,169	86,345	69,824
	$11,536,991	$ 6,981,990	$4,538,621	$11,536,991	$6,803,868	$4,733,123

(a) The Company's reserves were evaluated by independent petroleum engineers whose report was prepared as of June 23, 2005. The Company performed a ceiling test as at March 31, 2005 and determined that no write-down of oil and gas properties was required.

5- ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	3 month period ended March 31, 2005	**Year ended December 31, 2004**
Balance, beginning of period	$ 126,011	$ 99,667
Accretion expense	2,363	18,868
Liabilities incurred	-	7,476
	$ 128,374	$ 126,011

The total future asset retirement obligation was estimated by management based on the Company's net ownership interest in all wells and facilities and the estimated timing of such abandonment.. The Company has estimated the total undiscounted amount required to settle the abandonment obligations to be $213,884 (December 31, 2004 - $213,884). These payments are expected to be made over the next 10 years. The Company used a credit adjusted risk free rate of 7.5% and has not included the impact of inflation to calculate the present value of the asset retirement obligation.

6- SHARE CAPITAL

Authorized:
An unlimited number of common and preferred shares without par value

Issued

	Number of shares	Consideration
Balance at December 31, 2003	37,590,070	$13,670,557
Issued on conversion of debt	68,790	24,077
Share consolidation	(25,105,907)	-
Balance at December 31, 2004	12,552,953	$13,694,634
Private placement	2,400,000	480,000
Share issue costs	-	(36,000)
Balance at March 31, 2005	14,952,953	$14,138,634

On December 31, 2004 the common shares were consolidated on the basis of three old shares for one new common share and the company's name was changed to Tiger Petroleum Inc.

On March 9, 2005 the Company successfully completed a non-brokered private placement of 2,400,000 common shares at $0.20 for gross proceeds $480,000. Finder's Fees of $36,000 were paid in relation to the financing and the net proceeds will be used for working capital purposes.

6- SHARE CAPITAL (CONTINUED)

Share purchase options

The Company has a stock option plan which allows the purchase of shares at specific prices for a period of time. The maximum number of shares issuable pursuant to options granted under the plan are limited to 10% of the issued and outstanding common shares. The option price under the plan will not be less than the market price of the common shares on the date of grant. The expiry date for each option will be set by the Board of Directors at the time of issue of the option but in any event will not be more than ten years after the grant date. All stock options granted vest at the time of granting.

A summary of the status of the Company's stock option plan as of March 31, 2005 and 2003 and changes during the periods ending on those dates is presented below:

	3 month period ended March 31, 2005		Year ended December 31, 2004	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	-	$ -	2,525,000	$ 0.30
Granted during the period	1,300,000	0.18		
Forfeited	-	-	(2,525,000)	0.30
Outstanding at end of period	1,300,000	$ 0.18	Nil	$ -

The fair value of the stock options granted was determined on the date of grant using the Black Scholes option pricing model with the following weighted average assumption.

	3 month period ended March 31, 2005
Risk free interest rate	3%
Weighted average life	5 Years
Volatility factor	161%
Dividend yield	0%

Share purchase warrants

The following share purchase warrants were outstanding at March 31, 2005:

Number of warrants	Warrant Price	Expiry Date
66,580	$ 1.50	April 4, 2005
2,400,000	$ 0.18	March 2, 2010

7- CONTRIBUTED SURPLUS

Private placement

In November 2003, the Company issued 8,333,300 units at $0.30 per unit for gross proceeds of $2,499,990 ($2,066,747 after commissions and share issue expenses). Each unit consisted of one common share and a half warrant. Each full warrant is exercisable into one common share at a price of $0.40 until November 19, 2004. Contributed surplus of $308,207 represents the fair value attributed to the warrants based on the net issue proceeds. The allocation of the issue proceeds between share capital and contributed surplus was determined by the relative value method.

Stock based compensation

The following table reconciles the Company's contributed surplus resulting from stock based compensation:

	3 month period ended March 31, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 239,759	$ 239,759
Stock based compensation (Note 6)	219,000	-
	$ 458,759	$ 239,759

Summary of contributed surplus

	March 31, 2005	December 31, 2004
Private placements	$ 308,207	$ 308,207
Stock based compensation	458,759	239,759
	$ 766,966	$ 547,966

8- SEGMENTED INFORMATION

The Company's primary operations are in oil and gas exploration, development and production. The following is information on the Company's geographical segments.

	Thailand	Canada	Total
Period ended March 31, 2005			
Revenue net of royalties	$ 217,288	$ -	$ 217,288
Net loss	$ (292,228)	$ (245,231)	$ (537,459)
Property, plant and equipment	$ 4,538,196	$ 425	$ 4,538,621

	Thailand	Canada	Total
Period ended March 31, 2004			
Revenue net of royalties	$ 262,868	$ 6,214	$ 269,082
Net loss	$ (176,150)	$ (40,050)	$ (216,200)
Property, plant and equipment	$ 4,733,123	$ -	$ 4,733,123

9- RELATED PARTY TRANSACTIONS

During the period ended March 31, 2005 $38,760 (March 31, 2004 - $34,637) of consulting services were charged to the Company by directors and officers. At March 31, 2005 $7,476 (March 31, 2004 - $17,998) was payable to directors and officers on account of these services and included in accounts payable and accrued liabilities.

10- SUBSEQUENT EVENTS

On April 27, 2005, the Company entered into an agreement with Pan Orient Energy Corp. ("Pan Orient") pursuant to which Pan Orient has offered to acquire all of the Company's issued and outstanding shares and convertible debentures. Under the agreement shareholders of Tiger Petroleum Inc. will receive one common share of Pan Orient for every four and one quarter (4¼) common shares owned and the debenture holders of Tiger Petroleum Inc. will receive at their option cash consideration equal to the principal amount and unpaid interest or 870 Pan Orient shares for each $1,000 of principal and interest outstanding. The offer is subject to Pan Orient's completion of satisfactory due diligence and shareholders, debenture holders and regulatory approvals. The Company is obligated to pay a break fee of $300,000 if certain conditions related to the closing of the transaction are not met by the Company.

TIGER PETROLEUM INC.

(formerly Pacific Tiger Energy Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2004

Auditors' Report

To the Shareholders of
Tiger Petroleum Inc. (formerly Pacific Tiger Energy Inc.)

We have audited the consolidated balance sheets of **Tiger Petroleum Inc.** (formerly Pacific Tiger Energy Inc.) as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"SIGNED"

Hudson & Company LLP

Chartered Accountants

Calgary, Canada
July 19, 2005

TIGER PETROLEUM INC.
(formerly Pacific Tiger Energy Inc.)
CONSOLIDATED BALANCE SHEETS

ASSETS	**December 31 2004**	**December 31 2003 (restated note 2)**
Current assets		
Cash and term deposits	$ 223,959	$ 2,579,418
Accounts receivable	243,001	322,436
Deposits	57,725	135,361
Prepaid expenses	-	71,326
	524,685	3,108,541
Property, plant and equipment (Note 5)	4,733,123	3,385,755
	$ 5,257,808	$ 6,494,296
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 412,615	$ 739,322
Convertible debentures (Note 6)	1,241,341	1,265,418
Asset retirement obligations (Note 7)	126,011	99,667
	1,779,967	2,104,407
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	13,694,634	13,670,557
Contributed surplus (Note 9)	547,966	547,966
Deficit	(10,764,759)	(9,828,634)
	3,477,841	4,389,889
	$ 5,257,808	$ 6,494,296

Operations and commitments – Note 3

APPROVED BY THE BOARD

/s/ William J. Caughill Director

/s/ Lamont Gordon Director

TIGER PETROLEUM INC.
(formerly Pacific Tiger Energy Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED December 31

	December 31 2004	December 31 2003 (restated note 2)
REVENUE		
Oil and gas sales net of royalties	$ 1,083,621	$ 1,557,278
Interest and other	14,989	6,965
	1,098,610	1,564,243
EXPENSES		
General and administrative (Schedule)	1,040,668	1,290,434
Operating	495,548	658,638
Depletion, depreciation and accretion	331,418	183,648
Interest	126,722	94,906
Foreign exchange loss	52,137	69,159
Financing charges	-	127,707
Gain on disposal of property, plant and equipment	(11,758)	-
	2,034,735	2,424,492
LOSS FOR THE YEAR	(936,125)	(860,249)
Deficit, beginning of year as previously stated	(9,638,198)	(8,995,617)
Retroactive application of changes in accounting policies (Note 2)	(190,436)	27,232
Deficit, beginning of year, as restated	(9,828,634)	(8,968,385)
DEFICIT, END OF YEAR	$ (10,764,759)	$ (9,828,634)
Loss per share, basic and diluted (Note 4)	$ (0.07)	$ (0.09)

TIGER PETROLEUM INC.
(formerly Pacific Tiger Energy Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	December 31 2004	December 31 2003 (restated note 2)
Cash provided by (used in)		
Operating activities		
Loss for the period	$ (936,125)	$ (860,249)
Items not involving cash		
Depletion, depreciation and accretion	331,418	183,648
Stock based compensation	-	224,509
Gain on disposal of capital assets	(11,758)	
	(616,465)	(452,092)
Change in non-cash working capital (Note 15)	288,535	(94,919)
	(327,930)	(547,011)
Investing activities		
Purchases of oil and gas properties	(2,075,823)	(902,929)
Purchases of office equipment	(37,439)	-
Decrease in long-term deposits	-	21,940
Proceeds from sale of property, plant and equipment	85,733	160,904
	(2,027,529)	(720,085)
Financing activities		
Issue of common shares	-	2,559,872
Convertible debentures	-	1,265,418
	-	3,825,290
Increase (decrease) in cash	(2,355,459)	2,558,194
Cash, beginning of period	2,579,418	21,224
Cash, end of period	$ 223,959	$ 2,579,418

Other information (Note 15)

1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Tiger Petroleum Inc. (*formerly Pacific Tiger Energy Inc.*) (the "Company") is an oil and gas company, which carries on exploration, development and production activities in Thailand. The consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies.

BASIS OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries Pacific Tiger Energy Pte. Ltd., Pacific Tiger Energy (Thailand) Ltd., Pacific Tiger Energy (New Zealand) Limited, Crown Heights Limited and Pacific Tiger Resources (Thailand) Ltd.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for accretion and the disclosure for future income taxes are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include instruments with a maturity of three months or less when purchased.

PROPERTY, PLANT AND EQUIPMENT

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country by country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The capitalized costs, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proven reserves as determined by management or independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

Effective January 1, 2004 the Company adopted Oil and Gas Accounting – Full Cost (AcG-16) accounting guideline for accounting for impairment of long-lived assets. Under the guideline, the Company conducts a cost-center impairment test (ceiling test) at each balance sheet date. The Company reviews the carrying value of its assets relative to their recoverable amount. A two step process determines the net recoverable amount. The first step determines if impairment has occurred by calculating whether the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets based on proven reserves using reasonable estimates of future oil and natural gas prices. If impairment has occurred, the second step measures the amount of the impairment loss as the amount by which the carrying amount of capitalized assets exceeds the fair value of proved reserves.

The Company performed a ceiling test under AG-16 at December 31, 2004 and January 1, 2004 and there was no effect on the financial results as reported.

The future prices used in the ceiling test as of December 31, 2004 are:

Year	Oil *(Cdn $/Bbl)*
2005	$ 26.78
2006	25.70
2007	26.47
2008	27.27
2009	28.08
2010	28.93
2011	29.79
2012	30.69

Prior to December 31, 2003 an impairment loss was recognized when the carrying amount of a cost centre exceeded its recoverable amount. The recoverable amount was the sum of the undiscounted cash flows expected from production of proved reserves plus the lower of cost or market of unproved interests less the estimated costs for administration, financing, site restoration and taxes. The cash flows were estimated using period end prices and costs.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such sale would significantly alter the rate of depletion and amortization.

Substantially all of the Company's exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Effective January 1, 2004, the Company retroactively adopted the Canadian accounting standard for accounting for asset retirement obligations as outlined in the CICA Handbook section 3110. The standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The amortization of the capitalized asset retirement cost will be determined on a basis consistent with amortization and depletion. With the passage of time, accretion will increase the carrying amount of the asset retirement obligation. Previously, the Company used the unit of production method to match estimated future retirement costs with the revenues generated from the producing assets. The impact of this change has been disclosed in note 2.

Furniture and computer equipment

Computer and office equipment are recorded at cost and amortized on the declining balance method at rates of 30% and 20% respectively.

FOREIGN CURRENCY

The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period, other than depletion and amortization which are translated at the same rates of exchange as the related assets. The net effect of the foreign currency translation gain or loss is included in current operations.

FUTURE INCOME TAXES

The Company uses the liability method for estimating future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized. Temporary differences arise when, for income tax purposes, the Company deducts exploration and development expenditures, capital cost allowances and reclamation costs in amounts differing from those charged as depletion, amortization and accretion expense on capital assets and asset retirement obligations in the financial statements.

STOCK BASED COMPENSATION PLAN

Effective January 1 2004 the Company retroactively adopted amendments to the CICA Handbook Section 3870 "Stock-based compensation and Other Stock-based Payments". Under the amended standard, the Company must account for all stock options issued at fair value.

1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK BASED COMPENSATION PLAN (CONTINUED)

Under the transitional provisions of the standard, the Company has applied the amended standard retroactively, with restatement, to all stock options issued after the effective date of implementation, being January 2002. The effect of adoption of the new standard on the financial statements is disclosed in note 2.

Under this method, compensation costs attributable to all share options and warrants granted are measured at fair value at the date of grant and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options and warrants, consideration received together with the amount previously recognized in contributed surplus is reduced as the options and warrants are exercised and the amount initially recorded is credited to share capital.

The Company has not incorporated an estimated forfeiture rate for stock options.

REVENUE RECOGNITION

Revenue on the sale of crude oil is recorded when title passes to an external party.

2- CHANGES IN ACCOUTING POLICIES

Effects of change in accounting policies

The cumulative effects of the change in policies for asset retirement obligations and stock-based compensation as at December 31, 2003 are as follows:

Balance Sheet

Increase in property, plant and equipment	$ (64,990)
Increase in asset retirement obligations	99,667
Decrease in future removal and site restoration costs	(84,000)
Increase in contributed surplus	239,759
Increase in deficit	$ 190,436

Income statement year ended December 31, 2003

General and administrative expenses	$ 224,509
Depletion depreciation and accretion	(6,841)
	217,668
Prior years	(27,232)
	$ 190,436
Earnings per share effect for year ended December 31, 2003	$ (0.02)

For the year ended 2004 there was no stock based compensation. There was no effect on the 2004 financial statements from the adoption of the oil and gas accounting guideline AcG-16.

3- OPERATIONS AND COMMITMENTS

The Company's operations are in Thailand where it has been awarded two exploration licenses, L44/43 in which it has a 60% interest and L33/43 in which it has a 100% interest. The Company's rights and obligations in each license are set out in agreements with the Thailand Ministry of Energy. These agreements are structured such that the Company has been committed to conduct certain minimum exploration activities over a period of time and in return earns an interest in future production.

a) License L44/43

This exploration license has an approximate total area of 3,935 square kilometers and expires in July 2009 with a renewal option to extend the exploration period at that time at terms and conditions to be determined. The Company is currently in the second year of the exploration period and has an obligation to spend $ 475,000 US by July 2005, $ 50,000 US by July 2006 and $ 1,050,000 US by July 2009 for the purposes of seismic processing, geological and engineering studies and the drilling of two exploration wells. During 2004 the Company spent $ 597,182 US on the N7 well which fulfilled the 2005 obligations on this license. In addition to the exploration commitments the Company is obligated to pay an annual training bonus in the amount of $ 10,000 US per year to July 2009. If the Company fails to meet its obligations under this exploration license its rights could be revoked and in the event that the Company prior to July 2006 relinquishes the exploration license any unspent exploration obligations must be paid to the Thailand Department of Mineral Fuels ("DMF").

b) License L33/43

This exploration license has an approximate total area of 3,962 square kilometers and expires in July 2009 with a renewal option to extend the exploration period at that time at terms and conditions to be determined. The Company is currently in the second year of the exploration period and has an obligation to spend $ 50,000 US by July 2005, $ 500,000 US by July 2006 and $ 375,000 US by July 2009 for the purposes of seismic processing, geological and engineering studies and the drilling of one exploration well. The Company has obtained an extension from the DMF to extend the July 2005 deadline on the L33/43 concession. In addition to the exploration commitments the Company is obligated to pay an annual training bonus in the amount of $ 10,000 US per year to July 2007. If the Company fails to meet its obligations under this exploration license its rights could be revoked and in the event that the Company prior to July 2006 relinquishes the exploration license any unspent exploration obligations must be paid to the DMF.

Currently the Company does not have sufficient resources to meet future commitments beyond 2005 and will require additional funding in the form of equity, debt, joint venture funding or a mutually beneficial commercial transaction with a third party or some combination thereof.

4- PER SHARE AMOUNTS

Loss per share was calculated based on the weighted average number of common shares outstanding on a post consolidated basis during the period which was 12,542,210 for the year ended December 31, 2004 (December 31, 2003 – 9,254,834).

The Company uses the treasury stock method of calculating diluted loss per share. The treasury stock method assumes any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the year.

Since the Company is in a loss position, the effect of share purchase options, warrants and debt conversions is anti-dilutive. Therefore diluted and basic loss per share are the same for both 2004 and 2003.

5- CAPITAL ASSETS

		December 31 2004			December 31 2003	
	Cost	Accumulated depletion and amortization	Net book value	Cost	Accumulated depletion and amortization	Net book value
Oil and gas properties	$11,380,822	$6,717,523	$4,663,299	$9,747,867	$6,415,953	$3,331,914
Office equipment	156,169	86,345	69,824	118,730	64,889	53,841
	$11,536,991	$6,803,868	$4,733,123	$9,866,597	$6,480,842	$3,385,755

(a) The Company's reserves were evaluated by independent petroleum engineers whose report was prepared as of June 23, 2005. The Company performed a ceiling test as at December 31, 2004 using the oil price of US $27.86 per barrel being the oil price at the balance sheet date and determined that no write-down of oil and gas properties was required.

(b) Costs of $Nil (December 31, 2003 - $73,975) related to equipment in New Zealand were excluded from the depletion and amortization calculation.

6- CONVERTIBLE DEBENTURES

In April 2003, the Company issued 120,516 units for $10.50 per unit for gross proceeds of $1,265,418. Each unit is comprised of 10% convertible debentures due March 30, 2006 and fifteen warrants exercisable on or before March 30, 2005 at $1.05 per share. Convertible debentures are convertible into common shares at $1.05 per share prior to March 30, 2005 and at $1.17 thereafter.

The total amount of proceeds was allocated as a liability as in management's opinion this amount represents the fair value of the liability portion of the units.

Financing charges of $127,707 associated with the issuance of convertible debentures were charged to operations in 2003.

During the year $24,077 of the convertible debentures were reduced by an issue of 68,790 pre-consolidation shares upon the exercise of conversion rights.

7- ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	December 31 2004	December 31 2003
Balance, beginning of year	$ 99,667	$ 57,610
Accretion expense	7,476	4,321
Additional liabilities incurred	18,868	37,736
Balance, end of year	$ 126,011	$ 99,667

The total future asset retirement obligation was estimated by management based on the Company's net ownership interest in all wells and facilities and the estimated timing of such abandonment. The Company has estimated the total undiscounted amount required to settle the abandonment obligations to be $213,884 (2003 - $175,016). These payments are expected to be made over the next 10 years. The Company used a credit adjusted risk free rate of 7.5% to calculate the present value of the asset retirement obligation.

8- SHARE CAPITAL

Authorized:
An unlimited number of common and preferred shares without par value

Issued

	Number of shares	Consideration
Balance at December 31, 2002	23,532,031	$ 10,864,970
Issued on conversion of debentures	3,087,500	494,000
Issued pursuant to a private placement (Note 9)	8,333,300	2,191,783
Issued on exercise of warrants	2,437,500	493,125
Issued for settlement of debt	199,739	59,922
Share issue expenses	-	(433,243)
Balance at December 31, 2003	37,590,070	13,670,557
Issued on conversion of debt (Note 6)	68,790	24,077
Share consolidation	(25,105,907)	-
Balance at December 31, 2004	12,552,953	$ 13,694,634

On December 31, 2004 the common shares were consolidated on the basis of three common shares for one common share.

Share purchase options

The Company has a stock option plan which allows the purchase of shares at specific prices for a period of time. The maximum number of shares issuable pursuant to options granted under the plan are limited to 10% of the issued and outstanding common shares. The option price under the plan will not be less than the market price of the common shares on the date of grant. The expiry date for each option will be set by the Board of Directors at the time of issue of the option but in any event will not be more than ten years after the grant date. All stock options granted vest at the time of granting.

8- SHARE CAPITAL (CONTINUED)

A summary of the status of the Company's stock option plan as of December 31, 2004 and 2003 and changes during the periods ending on those dates is presented below:

	December 31 2004		December 31 2003	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	2,525,000	$0.30	2,459,000	$0.30
Granted during the year	-	-	940,000	0.31
Forfeited	(2,525,000)	0.30	(874,000)	0.31
Outstanding at end of year	-	$ -	2,525,000	$0.30

The fair value of the stock options granted was determined on the date of grant using the Black Scholes option pricing model with the following weighted average assumption.

	December 31 2004	December 31 2003
Risk free interest rate	-	5%
Weighted average life	-	5 Years
Volatility factor	-	98%
Dividend yield	-	0%

Share purchase warrants

The following share purchase warrants were outstanding at December 31, 2004:
Each warrant is convertible to one common share

Number of warrants	Warrant Price	Expiry Date
590,080	$1.05	March 30, 2005
66,580	$1.50	April 4, 2005

During the year 1,388,883 post consolidated warrants expired without exercise.

9- CONTRIBUTED SURPLUS

Private placement

In November 2003, the Company issued 8,333,300 units at $0.30 per unit for gross proceeds of $2,499,990 ($2,066,747 after commissions and share issue expenses). Each unit consisted of one common share and a half warrant. Each full warrant was exercisable into one common share at a price of $0.40 until November 19, 2004. Contributed surplus of $308,207 represents the fair value attributed to the warrants based on the net issue proceeds. The allocation of the issue proceeds between share capital and contributed surplus was determined by the relative value method.

Stock based compensation

The following table reconciles the Company's contributed surplus resulting from stock based compensation:

	December 31 2004	December 31 2003
Balance, beginning of period	$ 239,759	$ 15,250
Stock based compensation	-	224,509
	$ 239,759	$ 239,759

Summary of contributed surplus

	December 31 2004	December 31 2003
Private placements	$ 308,207	$ 308,207
Stock based compensation	239,759	239,759
	$ 547,966	$ 547,966

10- INCOME TAXES

The Company has approximately $11,780,000 in accumulated losses for tax purposes in Canada and Thailand and $7,100,000 in exploration and development expenses in Thailand to reduce taxable income in future years. The losses expire as follows:

2005	$ 775,000
2006	1,667,000
2007	2,095,000
2008	769,000
2009	2,003,000
2010	2,360,000
2011	1,074,000
2012	481,000
2013	149,000
2014	407,000

Potential tax benefits of the income tax pools and loss carry forwards have not been recognized in the accounts.

10- INCOME TAXES (CONTINUED)

The provision for income taxes differs from the amount that would have been expected by applying the combined Federal and Provincial tax rates to the loss before income taxes. This difference results from the following items:

	December 31 2004	December 31 2003
Combined tax rate	39.2%	39.2%
Expected income tax recovery	$ (366,931)	$ (251,892)
Increase (decrease) resulting from:		
Differences in tax rates in foreign jurisdictions	(44,116)	106,980
Non-taxable foreign exchange (gains) losses	19,823	(629,477)
Share issue expenses	-	(169,831)
Tax losses expired	155,994	-
Tax assets identified as a result of tax audit and foreign exchange effects	1,904,613	(3,376,632)
Other	(27,673)	23,437
Valuation allowance	(1,641,710)	4,297,415
Income tax recovery	$ -	$ -

During the year additional tax information on capital expenditure pools and losses was made available as a result of audits conducted by independent Thai auditors on the financial results of the predecessor companies.

The significant components of future income tax assets are as follows:

	December 31 2004	December 31 2003
Loss carry-forwards expiring through 2014	$ 5,342,618	$ 4,946,223
Property, plant and equipment	906,290	2,930,067
Site restoration costs	-	42,000
Share issue expenses	197,503	169,831
	6,446,411	8,088,121
Valuation allowance	(6,446,411)	(8,088,121)
	$ Nil	$ Nil

11- FINANCIAL INSTRUMENTS

The Company's financial instruments are comprised of cash and term deposits, accounts receivable, deposits, accounts payable and accrued liabilities, and convertible debentures. The fair values of these financial instruments except convertible debentures approximate their carrying values due to the short-term nature of the instruments. The fair value of convertible debentures approximates its carrying value as it bears interest at a rate comparable to other similar instruments.

Credit risk

A substantial portion of the Company's accounts receivable are with a limited number of customers in the oil and gas industry in Thailand and are subject to normal industry credit risks. The Company does not expect any customers to fail to meet their obligations because the Company limits its transactions to customers of high credit quality.

Interest rate risk

The Company is exposed to interest rate risk on the convertible debentures as the debentures have a fixed rate and their value will fluctuate as a result of changes in market rates.

Foreign exchange risk

The Company operated in Canada, Thailand, Singapore and New Zealand, giving rise to exposure to market risks from changes in foreign exchange rates. The Company does not use derivative instruments to minimize its exposure to changes in foreign exchange rates.

12- SEGMENTED INFORMATION

The Company's primary operations are in oil and gas exploration, development and production. The following is information on the Company's geographical segments.

	Thailand	Canada	Other	Total
Year ended December 31, 2004				
Revenue net of royalties	$ 1,083,746	$ 9,020	$ 5,844	$ 1,098,610
Net loss	$ (31,080)	$ (802,189)	$ (102,856)	$ (936,125)
Property, plant and equipment	$ 4,732,698	$ 425	$ -	$ 4,733,123

	Thailand	Canada	Other	Total
Year ended December 31, 2003				
Revenue net of royalties	$ 1,557,804	$ 6,069	$ -	$ 1,564,243
Net earnings (loss)	$ 297,439	$ (854,569)	$ (303,119)	$ (860,249)
Property, plant and equipment	$ 3, 311,244	$ -	$ 74,531	$ 3,385,775

13- RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004 $42,290 (December 31, 2003 - $171,527) of consulting services were charged to the Company by directors and officers at exchange amounts which were agreed upon between the parties. At December 31, 2004 $NIL (December 31, 2003 - $18,441) was payable to directors and officers on account of these services and included in accounts payable and accrued liabilities.

14- COMMITMENTS

The Company rents its premises in Thailand under an annual lease contract. The total rent for 2005 is estimated to be $18,000.

The Company has entered into operating lease agreements for vehicles in Thailand. Total lease obligations under these agreements are $33,198 to be paid in 2005 and $2,766 in 2006.

15- SUPPLEMENTAL CASH FLOW INFORMATION

	December 31 2004	December 31 2003
Operating activities		
Decrease in current assets		
Accounts receivable	$ 79,435	$ 341,148
Deposits	77,636	135,782
Prepaid expenses	71,326	22,895
Decrease in current liabilities	(326,707)	(365,039)
Less: accounts payable related to capital expenditures and issue of common shares	386,845	(229,705)
	$ 288,535	$ (94,919)
Interest paid	$ 116,012	$ 105,196
Income taxes paid	$ -	$ -

16- SUBSEQUENT EVENTS

On March 4, 2005 the Company granted incentive stock options to certain directors, officers, employees and consultants. The stock options have been issued pursuant to the Company's Stock Option Plan dated June 2003. The options allow for the purchase of up to 1,300,000 shares of the Company at a purchase price of $0.18 per share for a five year period expiring March 4, 2010. The granting of the options is subject to TSX Venture Exchange approval. The granting of these options will result in a stock based compensation expense of $ 137,000 for the Company's quarterly financial statements ended March 31, 2005

On March 9, 2005 the Company successfully completed a non-brokered private placement of 2,400,000 common shares at $0.20 for gross proceeds $480,000. Finder's Fees of $36,000 were paid in relation to the financing and the net proceeds will be used for working capital purposes.

On April 27, 2005, the Company entered into an agreement with Pan Orient Energy Corp ("Pan Orient") pursuant to which Pan Orient has offered to acquire all of the Company's issued and outstanding shares and convertible debentures. Under the agreement shareholders of Tiger Petroleum Inc. will receive one common share of Pan Orient for every four and one quarter common shares owned and the debenture holders of Tiger Petroleum Inc. will receive at their option cash consideration equal to the principal amount and unpaid interest or 870 Pan Orient shares for each $1,000 of principal and interest outstanding. The offer is subject to Pan Orient's completion of satisfactory due diligence and shareholders, debenture holders and regulatory approvals. The Company is obligated to pay a break fee of $300,000 if certain conditions related to the closing of the transaction are not met by the Company.

17- LITIGATION

Joint operating agreement

On November 24, 2004 the Company was served with a court order to pay funds in the amount of $ 109,746 US that were deemed to be owing to a 40% interest holder, Strategic Exploration (Asia) Ltd, (SEAL) in the L44/43 license. The order also required the Company to pay costs in the amount of $ 22,578 CDN and ordered the Company to comply with various provisions of the joint operating agreement (JOA).

Subsequently SEAL filed claims against the Company and its officers for default of the JOA in respect of insufficient funding, contempt of the above court order and deficient spending for seismic purposes.

As a result of the above SEAL has applied for an order that the Company transfer to it all of the Company's interests in the L44/43 and L33/43 licenses and has claimed damages in the amount of $2.2 million.

The Company believes that the above claims are without merit. The outcome of these claims and the monetary consideration cannot be reasonably determined.

Wrongful terminations

The Company has been named as a defendant in a number of wrongful dismissal claims filed by former employees and officers. Management believes that these claims are without merit. The outcome of these claims and the monetary consideration cannot be reasonably determined.

Tiger Petroleum Inc.
(formerly Pacific Tiger Energy Inc.)
Notes to Consolidated Financial Statements
Years ended December 31, 2004 and 2003

Schedule

General and administrative expenses:

	December 31, 2004	December 31, 2003
Consulting, legal and professional fees	$ 576,580	489,542
Salaries and benefits	192,139	$ 492,634
Office expenses	133,686	111,695
Investor relations and communications	52,919	94,975
Insurance	39,466	61,853
Vehicles	32,596	31,630
Occupancy costs	28,869	44,583
Listing and filing fees	25,108	12,805
Travel	19,166	17,965
Overhead recoveries	(59,860)	(67,248)
	$ 1,040,668	$ 1,290,434

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company's consolidated financial statements and the overall quality of the Company's financial reporting are the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting princples and necessarily include estimates that are based on management's best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of financial statements.

Hudson and Company, LLP, an independent firm of chartered accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Board of Directors, has met with representatives of Hudson and Company, LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

William J Caughill
President and Chief Executive Officer

Lamont Gordon
Director

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company's consolidated financial statements and the overall quality of the Company's financial reporting are the responsibility of management. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include estimates that are based on management's best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of financial statements.

Hudson and Company, LLP, an independent firm of chartered accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Hudson and Company, LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.



Michael R. Cvetanovic
President & Chief Executive Officer



C. S. Tirmandi
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Pacific Tiger Energy Inc.

We have audited the consolidated balance sheets of Pacific Tiger Energy Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Hudson & Company LLP
Chartered Accountants

Calgary, Canada
April 26, 2004

December 31	2003	2002
ASSETS		
Current Assets		
Cash and term deposits	$2,579,418	$21,224
Accounts receivable	322,436	663,584
Deposits	135,361	271,143
Prepaid expenses	71,326	94,221
	3,108,541	1,050,172
Long-term deposits	-	21,940
Capital assets (Note 3)	3,320,765	2,464,602
	$6,429,306	$3,536,714
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$739,322	$1,104,361
Convertible debentures	-	494,000
	739,322	1,598,361
Convertible debentures (Note 4)	1,265,418	-
Provision for site restoration costs	84,000	69,000
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	13,670,557	10,864,970
Contributed surplus (Note 5)	308,207	-
Deficit	(9,638,198)	(8,995,617)
	4,340,566	1,869,353
	$6,429,306	$3,536,714

Approved by the Board:



David Powell
Director



Michael R. Cvetanovic
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31	2003	2002
REVENUE		
Oil and gas sales net of royalties	$1,557,278	$1,090,978
Interest and other	6,965	31,283
	1,564,243	1,122,261
EXPENSES		
Operating	658,638	480,095
General and administrative (Schedule I)	1,065,925	1,090,602
Interest on convertible debentures	94,906	33,159
Financing charges (Note 4)	127,707	-
Foreign exchange loss	69,159	5,594
Depletion, amortization and site restoration	190,489	154,498
Loss on disposal of capital assets	-	1,024
	2,206,824	1,764,972
LOSS FOR THE YEAR	(642,581)	(642,711)
Deficit, beginning of year	(8,995,617)	(8,352,906)
DEFICIT, END OF YEAR	$(9,638,198)	$(8,995,617)
BASIC AND DILUTED LOSS PER SHARE (Note 2)	$(0.02)	$(0.03)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	2003	2002
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Loss for the year	$(642,581)	$(642,711)
Items not involving cash		
Depletion, amortization and site restoration	190,489	154,498
Loss on disposal of capital assets	-	1,024
	(452,092)	(487,189)
Change in non-cash working capital (Note 11)	(94,919)	(206,732)
	(547,011)	(693,921)
INVESTING ACTIVITIES		
Additions to capital assets net of change in non-cash working capital related to investing activities	(902,929)	(831,396)
Proceeds from sale of capital assets	160,904	221,119
Decrease in long-term deposits	21,940	28,180
	(720,085)	(582,097)
FINANCING ACTIVITIES		
Common shares issued for cash	2,559,872	324,257
Convertible debentures	1,265,418	494,000
	3,825,290	818,257
INCREASE (DECREASE) IN CASH	2,558,194	(457,761)
Cash, beginning of year	21,224	478,985
CASH, END OF YEAR	$2,579,418	$21,224

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pacific Tiger Energy Inc. (the "Company") is an oil and gas company which carries on exploration, development and production activities in Thailand. The consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies.

BASIS OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries Pacific Tiger Energy Pte. Ltd., Pacific Tiger Energy (Thailand) Ltd., and Pacific Tiger Energy (New Zealand) Limited.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for future site restoration costs and the disclosure for future income taxes are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include instruments with a maturity of three months or less when purchased.

CAPITAL ASSETS

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country by country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

The capitalized costs, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proven reserves as determined by management or independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculation. These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion and amortization.

The capitalized costs less accumulated depletion and amortization, future income taxes and the provision for future site restoration costs in each cost centre are limited to an amount equal to the estimated future net revenue from proven reserves less estimated future site restoration costs plus the cost (net of impairment) of unproven properties.

The total capitalized costs less accumulated depletion and depreciation, future income taxes and the provision for future site restoration costs of all cost centres is further limited to an amount equal to the estimated future net revenue from proven reserves plus the cost (net of impairment) of unproven properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.
Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Substantially all of the Company's exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

Estimated future site restoration costs are provided for using the unit-of-production method and remaining proven reserves. Costs are estimated by the Company based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and amortization. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Furniture and computer equipment

Computer and office equipment are recorded at cost and amortized on the declining balance method at rates of 30% and 20% respectively.

FOREIGN CURRENCY

The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period, other than depletion and amortization which are translated at the same rates of exchange as the related assets. The net effect of the foreign currency translation gain or loss is included in current operations.

FUTURE INCOME TAXES

The Company uses the liability method for estimating future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized. Temporary differences arise when, for income tax purposes, the Company deducts exploration and development expenditures and capital cost allowances in amounts differing from those charged as depletion and amortization expense in the financial statements.

STOCK BASED COMPENSATION PLAN

The Company's stock-based compensation plan for employees does not involve the direct award of stock, or call for the settlement in cash or other assets. As a result the Company has the option to apply either the intrinsic value based method or the fair value based method of accounting for stock-based compensation awards granted to employees. For awards of stock options to non-employees, the Company is required to expense the fair value of each award.

The Company has elected to apply the intrinsic value based method for accounting for employee stock options and accordingly, no compensation costs have been recognized in the financial statements.

2. PER SHARE AMOUNTS

Loss per share was calculated based on the weighted average number of common shares outstanding during the period which were 27,764,504 for the year ended December 31, 2003 (December 31, 2002 - 22,227,304).

The Company uses the treasury stock method of calculating diluted loss per share. The treasury stock method assumes any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the year.

Since the Company is in a loss position, the effect of share purchase options, warrants and debt conversions is anti-dilutive. Therefore diluted and basic loss per share are the same for both 2003 and 2002.

3. CAPITAL ASSETS

	2003 Cost	2003 Accumulated depletion and amortization	2003 Net book value	2002 Cost	2002 Accumulated depletion and amortization	2002 Net book value
Oil and gas properties	$9,664,231	$6,397,307	$3,266,924	$8,650,972	$6,240,307	$2,410,665
Furniture and computer equipment	118,730	64,889	53,841	107,108	53,171	53,937
	$9,782,961	$6,462,196	$3,320,765	$8,758,080	$6,293,478	$2,464,602

(a) The Company estimated the liability for site restoration costs in Thailand as $175,000. The provision of $15,000 for the current year was calculated using the unit of production method and remaining proven reserves.

(b) The Company's reserves were evaluated by independent petroleum engineers whose report was prepared as of December 31, 2003. The Company performed a ceiling test as at December 31, 2003 using the oil price of US $23.14 per barrel being the oil price at the balance sheet date and determined that no write-down of oil and gas properties was required.

(c) Costs of $73,975 (December 31, 2002 - $227,181) related to equipment in New Zealand were excluded from the depletion and depreciation calculation.

4. CONVERTIBLE DEBENTURES

In April 2003, the Company issued 120,516 units for $10.50 per unit for gross proceeds of $1,265,418. Each unit is comprised of 10% convertible debentures due March 30, 2006 and fifteen warrants exercisable on or before March 30, 2005 at $0.35 per share. Convertible debentures are convertible into common shares at $0.35 per share prior to March 30, 2005 and at $0.39 thereafter.

The total amount of proceeds has been allocated as a liability as in management's opinion this amount represents the fair value of the liability portion of the units.Financing charges of $127,707 associated with the issuance of convertible debentures were charged to operations.

5. SHARE CAPITAL

Authorized:

An unlimited number of common and preferred shares without par value

Issued

	Number of shares	Consideration
Balance at December 31, 2001	21,169,531	$10,540,713
Issued pursuant to a private placement	1,375,000	220,000
Issued on exercise of warrants	937,500	187,500
Issued on exercise of stock options	50,000	5,000
Share issue expenses	-	(88,243)
Balance at December 31, 2002	23,532,031	10,864,970
Issued on conversion of debentures	3,087,500	494,000
Issued pursuant to a private placement (see contributed surplus below)	8,333,300	2,191,783
Issued on exercise of warrants	2,437,500	493,125
Issued for settlement of debt	199,739	59,922
Share issue expenses	-	(433,243)
Balance at December 31, 2003	37,590,070	$13,670,557

Contributed surplus

In November 2003, the Company issued 8,333,300 units at $0.30 per unit for gross proceeds of $2,499,990 ($2,066,747 after commissions and share issue expenses). Each unit consisted of one common share and a half warrant. Each full warrant is exercisable into one common share at a price of $0.40 until November 19, 2004. Contributed surplus of $308,207 represents the fair value attributed to the warrants based on the net issue proceeds. The allocation of the issue proceeds between share capital and contributed surplus was determined by the relative value method.

Share purchase options

The Company has a stock option plan which allows the purchase of shares at specific prices for a period of time. The maximum number of shares issuable pursuant to options granted under the plan are limited to 10% of the issued and outstanding common shares. The option price under the plan will not be less than the market price of the common shares on the date of grant. The expiry date for each option will be set by the Board of Directors at the time of issue of the option but in any event will not be more than ten years after the grant date.

No amount has been recorded in respect of employee options because the options were issued at nil intrinsic value. The fair value of the unrecorded compensation of options granted to employees in the current year is $224,509. This amount was calculated using a risk free interest rate of 5%, volatility of 98% and an option term of five years. Pro forma loss and loss per share are disclosed below:

	2003	2002
Loss for the year	$(642,581)	$(642,711)
Employee stock option expense	224,509	15,250
Pro forma loss	$(867,090)	$(657,961)
Pro forma loss per share	$(0.03)	$(0.03)

A summary of the status of the Company's stock option plan as of December 31, 2003 and 2002 and changes during the periods ending on those dates is presented below:

	2003 Number of shares	2003 Weighted average exercise price	2002 Number of shares	2002 Weighted average exercise price
Outstanding at beginning of year	2,459,000	$0.30	2,259,000	$0.31
Granted during the year	940,000	$0.31	250,000	$0.16
Exercised	-	-	(50,000)	$0.10
Forfeited	(874,000)	$0.31	-	-
Outstanding at end of year	2,525,000	$0.30	2,459,000	$0.30

The following table summarizes information about stock options outstanding at December 31, 2003

Number of shares	Option Price	Expiry Date	Remaining contractual life	Exercisable portion
175,000	$0.15	August 30, 2009	5.7 years	175,000
825,000	$0.39	December 15, 2005	2.0 years	825,000
335,000	$0.20	December 15, 2005	2.0 years	335,000
250,000	$0.16	June 2, 2007	3.5 years	83,333
200,000	$0.33	August 4, 2008	4.6 years	200,000
740,000	$0.31	September 11, 2008	4.7 years	740,000
2,525,000				2,358,333

Share purchase warrants
The following share purchase warrants were outstanding at December 31, 2003:

Number of warrants	Warrant Price	Expiry Date
1,770,240	$0.35	March 30, 2005
199,739	$0.40(1)	April 4, 2005
4,166,650	$0.40	November 19, 2004

(1) Exercise price increases to $0.50 after April 4, 2004.

6. INCOME TAXES

The Company has approximately $10,901,000 in accumulated losses for tax purposes in Canada and Thailand and $9,106,000 in exploration and development expenses to reduce taxable income in future years. The losses expire as follows:

2004	$398,000
2005	460,000
2006	3,052,000
2007	1,605,000
2008	729,000
2009	1,914,000
2010	2,347,000
2011	396,000

Potential tax benefits of the income tax pools and loss carry forwards have not been recognized in the accounts.

The provision for income taxes differs from the amount that would have been expected by applying the combined Federal and Provincial tax rates to the loss before income taxes. This difference results from the following items:

December 31	2003	2002
Combined tax rate	39.2%	39.2%
Expected income tax recovery	$(251,892)	$(251,943)
Increase (decrease) resulting from:		
Differences in tax rates in foreign jurisdictions	106,980	22,579
Non-taxable foreign exchange gains	(629,477)	(29,592)
Other	23,437	25,116
Share issue expenses	(169,831)	-
Additional tax assets identified as a result of tax audit	(3,376,632)	-
Increase in valuation allowance	4,297,415	233,840
Income tax expense (recovery)	$ -	$ -

During the year additional tax information on capital expenditure pools and losses was made available as a result of audits conducted by independent Thai auditors on the financial results of the predecessor companies.

The significant components of future income tax assets are as follows:

December 31	2003	2002
Loss carry-forwards expiring through 2011	$4,946,223	$1,087,549
Capital assets	2,930,067	2,668,657
Site restoration costs	42,000	34,500
Share issue expenses	169,831	-
	8,088,121	3,790,706
Valuation allowance	(8,088,121)	(3,790,706)
	$ -	$ -

7. FINANCIAL INSTRUMENTS

The Company's financial instruments are comprised of cash, accounts receivable, refundable deposits, accounts payable and convertible debentures. The fair values of these financial instruments except convertible debentures approximate their carrying values due to the short-term nature of the instruments. The fair value of convertible debentures approximates its carrying value as it bears interest at a rate comparable to other similar instruments.

Credit risk
A substantial portion of the Company's accounts receivable are with a limited number of customers in the oil and gas industry in Thailand and are subject to normal industry credit risks. The Company does not expect any customers to fail to meet their obligations because the Company limits its transactions to customers of high credit quality.

Interest rate risk
The Company is exposed to interest rate risk on the convertible debentures as the debentures have a fixed rate and their value will fluctuate as a result of changes in market rates.

Foreign exchange risk
The Company operates in Canada, Thailand, Singapore and New Zealand, giving rise to exposure to market risks from changes in foreign exchange rates. The Company does not use derivative instruments to minimize its exposure to changes in foreign exchange rates.

8. SEGMENTED INFORMATION

The Company's primary operations are in oil and gas exploration, development and production. The following is information on the Company's geographical segments.

	Thailand	Canada	Total
Year ended December 31, 2003			
Revenue net of royalties	$1,557,278	$ -	$1,557,278
Capital assets	$3,320,765	$ -	$3,320,765
Year ended December 31, 2002			
Revenue net of royalties	$1,090,978	$ -	$1,090,978
Capital assets	$2,464,602	$ -	$2,464,602

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2003, $107,867 (December 31, 2002 - $308,126) of consulting services were charged to the Company by directors and officers at exchange amounts which were agreed upon between the parties. At December 31, 2003 $18,441 (December 31, 2002 - $84,162) was payable to directors and officers on account of these services and included in accounts payable and accrued liabilities.

10. COMMITMENTS

The Company rents its premises in Thailand under an annual lease contract. The total rent for 2004 is estimated to be $30,000.

The Company has entered into operating lease agreements for certain vehicles in Thailand. Total lease obligations under these agreements are $90,159 of which $47,995 will be paid in 2004, $38,959 will be paid in 2005 and the balance of $3,205 in 2006.

11. SUPPLEMENTAL CASH FLOW INFORMATION

Year ended December 31	2003	2002
Operating activities		
Decrease (increase) in current assets		
Accounts receivable	$341,148	$(362,783)
Deposits	135,782	(207,870)
Prepaid expenses	22,895	(23,872)
Increase (decrease) in current liabilities		
Accounts payable	(365,039)	485,012
Less: accounts payable related to capital expenditures and issue of common shares	(229,705)	(97,219)
	$(94,919)	$(206,732)
Interest paid	$105,196	$ -
Income taxes paid	$ -	$ -

Schedule I

General and administrative expenses:

	2003	2002
Salaries and benefits	$492,634	$437,609
Consulting, legal and professional fees	265,033	301,730
Office expenses	111,695	142,446
Investor relations and communications	94,975	90,058
Insurance	61,853	63,258
Occupancy costs	44,583	43,280
Vehicles	31,630	33,898
Travel	17,965	46,473
Listing and filing fees	12,805	7,224
Overhead recoveries	(67,248)	(75,374)
	$1,065,925	$1,090,602

The Depository for the Offer is:

Olympia Trust Company

Telephone: (403) 261-0900
Toll Free: 1-888-353-3138

E-Mail: cssinquiries@olympiatrust.com

By Mail, Registered Mail, Hand or Courier

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6

The Dealer Manager for the Offer is:

Research Capital Corporation
1330, 140 – 4th Avenue SW
Calgary, Alberta T2P 3N3

Telephone: (403) 265-7400
Toll Free: 1-800-387-8181

Any questions and requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Dealer Manager or the Depository at their respective telephone numbers and addresses set forth above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE OFFER BY PAN ORIENT ENERGY CORP. DATED AUGUST 26, 2005 FOR ALL OF THE OUTSTANDING COMMON SHARES OF TIGER PETROLEUM INC.

The Depository (see the back page of this document for addresses and telephone numbers) or your investment dealer, broker, bank manager, lawyer or other professional advisor will assist you in completing this Letter of Transmittal

LETTER OF TRANSMITTAL

to accompany certificates for common shares of

TIGER PETROLEUM INC.

to be deposited pursuant to the Offer dated August 26, 2005 of

PAN ORIENT ENERGY CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON SEPTEMBER 30, 2005 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates representing common shares (the "**Tiger Shares**") of Tiger Petroleum Inc. ("**Tiger**") deposited pursuant to the offer (the "**Offer**") dated August 26, 2005 made by Pan Orient Energy Corp. (the "**Offeror**" or "**Pan Orient**") to holders of Tiger Shares (the "**Shareholders**"). Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depository (as defined herein) at or prior to the Expiry Time may deposit such Tiger Shares according to the "Procedure for Guaranteed Delivery" set forth in section 3 of the Offer, "Manner of Acceptance". The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal shall have the same meanings herein as given to them in the Offer and Circular dated August 26, 2005.

Please read the instructions set out herein carefully before completing this Letter of Transmittal.

TO: PAN ORIENT ENERGY CORP.
AND TO: OLYMPIA TRUST COMPANY (the "Depository"), at the office set out herein.

The undersigned delivers to you the enclosed certificate(s) for Tiger Shares, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Tiger Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

(Please see instructions 1, 6 and 9)

Certificate Number(s) *	Name(s) in which Registered	Number of Tiger Shares Represented by Certificate	Number of Tiger Shares Deposited*
	TOTAL		

* Unless otherwise indicated, all Tiger Shares evidenced by any certificate(s) submitted to the Depository will be deemed to have been deposited under the Offer. See instruction 6, "Partial Tenders".

(If space is insufficient, please attach a signed list to this Letter of Transmittal in the above form.)

The undersigned hereby:

1. acknowledges receipt of the Offer and Circular dated August 26, 2005;

2. delivers to you the enclosed certificate(s) representing Tiger Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Tiger Shares represented by such certificate(s) (the "**Deposited Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Securities and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities, or any of them, on or after August 26, 2005 (collectively, the "**Distributions**") effective on and after the date that the Offeror takes up and pays for the Deposited Securities (the "**Effective Date**");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities (and any Distributions) being deposited;

   (b) the Deposited Securities (and any Distributions) have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any of such Deposited Securities (and any Distributions) to any other person;

   (c) the undersigned or the person on whose behalf the Deposited Securities (and any Distributions) are being deposited has good title to and owns the Deposited Securities (and any Distributions) being deposited within the meaning of applicable securities laws;

   (d) when the Deposited Securities (and any Distributions) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever; and

   (e) the deposit of the Deposited Securities (and any Distributions) complies with applicable securities laws;

4. irrevocably constitutes and appoints the Depository and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Securities (and any Distributions), effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney, being coupled with an interest, being irrevocable):

   (a) to register or record, transfer and enter the transfer of Deposited Securities and/or any Distributions on the appropriate register of holders maintained by Tiger; and

   (b) to exercise any and all rights of the holder of the Deposited Securities and/or Distributions, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents, as applicable, in respect of all or any of the Deposited Securities and/or Distributions, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Deposited Securities and/or such Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Tiger, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of the Deposited Securities and/or Distributions, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Securities and/or Distributions;

5. as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities or Distributions and agrees that, except as provided herein, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities or Distributions by or on behalf of the undersigned;

6. agrees, effective on and after the Effective Date, not to vote any of the Deposited Securities and/or Distributions at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Tiger and not to exercise any or all of the other rights or privileges attached to the Deposited Securities and/or Distributions, and agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of the Deposited Securities and/or Distributions and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Deposited Securities and/or Distributions;

7. directs the Depository:

   (a) to issue or cause to be issued certificate(s) representing common shares of Pan Orient ("**Pan Orient Shares**"), if any, to which the undersigned is entitled in respect of the Deposited Securities pursuant to the Offer, in the name indicated below, and to send such certificates, to the address, or hold the same for pickup, as indicated below (and if no name, address or delivery instructions are indicated, in the name of and to the registered owner of such Tiger Shares at the address of such registered owner as it appears on the applicable security register of Tiger); and

   (b) to return any certificates for Tiger Shares not purchased in the name and to the address indicated below (and if no name, address or delivery instructions are indicated, in the name of and to the registered owner of such Tiger Shares at the address of such registered owner as it appears on the applicable security register of Tiger);

8. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Securities or Distributions deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (a) the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any jurisdiction, (b) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Securities or any Distributions or any accompanying documents, and (c) there shall be no duty or obligation on the Offeror, the Depository, the Dealer Manager, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

9. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and/or Distributions to the Offeror;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned and that, except as stated in the Offer, the deposit of Tiger Shares pursuant to this Letter of Transmittal is irrevocable;

11. to the extent permitted by law, waives any right to receive notice of purchase of the Deposited Securities;

12. agrees that, if at any time on or after August 26, 2005, Tiger should declare or pay any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Tiger Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Tiger of such Tiger Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the undersigned for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depository for the account of the Offeror, accompanied by appropriate documentation of transfer and, pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

13. declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction; and

14. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Pan Orient and the Depository that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec Welwyn et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

Are you a non-resident of Canada within the meaning of the *Income Tax Act* (Canada)?

☐ Yes ☐ No

By checking "No" above, the undersigned represents and warrants that such person is not a "non-resident" within the meaning of the *Income Tax Act* (Canada) nor is such person acting as the agent or trustee for anyone with an interest in the Tiger Shares deposited hereunder who is a non-resident within the meaning of the *Income Tax Act* (Canada).

Signature guaranteed by (if required under instruction 4): Dated: ____________________, 2005

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see instructions 3 and 4)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)
	Daytime Telephone Number of Shareholder or Authorized Representative
	Daytime Facsimile Number of Shareholder or Authorized Representative

BLOCK A

ISSUE CERTIFICATE(S) FOR PAN ORIENT SHARES IN NAME OF (please print or type):

☐ Registered owner of Deposited Securities or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

BLOCK B

To be completed only if Block C is not checked.

SEND CERTIFICATE(S) FOR PAN ORIENT SHARES TO (please print or type):

☐ same address as Block A or to:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

BLOCK C

☐ HOLD CERTIFICATE(S) FOR PAN ORIENT SHARES FOR PICK UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITORY TO WHICH TIGER SHARES WERE TENDERED.

BLOCK D

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(see instruction 2)

☐ CHECK HERE IF TIGER SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY OFFICE OF THE DEPOSITORY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

BLOCK E

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
The person signing this Letter of Transmittal represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

______________ (Firm)   ______________ (Telephone Number)   ______________ (Fax Number)

______________ (FIN Number)

______________ Registered Representative   ______________ Address

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
☐ CHECK HERE IF DISKETTE TO FOLLOW

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

   (a) This Letter of Transmittal, properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the Deposited Securities and all other documents required by the terms of the Offer and this Letter of Transmittal, must be received by the Depository at its office specified on the back page of this document at or prior to the Expiry Time, being 5:00 p.m. (Calgary time) on September 30, 2005, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in instruction 2 below are employed.

   (b) The method used to deliver this Letter of Transmittal, certificates representing Tiger Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depository. The Offeror recommends that such documents be hand delivered to the Depository at its office specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, the Offeror recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained. **Shareholders whose Tiger Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing those Tiger Shares.**

2. **Procedures for Guaranteed Delivery**. If a Shareholder wishes to deposit Tiger Shares pursuant to the Offer and (i) the certificate(s) representing such Tiger Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Tiger Shares and all other required documents to the Depository at or prior to the Expiry Time, then such Tiger Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

   (a) such a deposit is made by or through an Eligible Institution (as defined below);

   (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form (printed on green paper) accompanying this Letter of Transmittal is received by the Depository at its Calgary office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail), together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

   (c) the certificate(s) representing the Deposited Securities, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal covering the Deposited Securities, and all other documents required by this Letter of Transmittal, are received by the Depository at its Calgary office as set forth in the Notice of Guaranteed Delivery at or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depository at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying Tiger Share certificates to any office other than such office of the Depository does not constitute delivery for purposes of satisfying a guaranteed delivery.**

   An "**Eligible Institution**" means a Schedule I Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3. **Signatures**. This Letter of Transmittal must be completed and signed by the registered holder of Tiger Shares accepting the Offer or by such holder's duly authorized representative (in accordance with instruction 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a certificate(s) representing Pan Orient Shares is to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as described in instruction 4 below.

4. **Guarantee of Signatures.** If:

(a) this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Securities; or

(b) the certificate(s) for Pan Orient Shares is to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Tiger; or

(c) Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Tiger,

then such signature in this Letter of Transmittal (and on any endorsement or power of attorney as described in instruction 3 above) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depository (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depository, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders.** If less than the total number of Tiger Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Tiger Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, a new certificate(s) for the number of Tiger Shares not deposited will be sent to the registered owner, as soon as practicable following the Expiry Time. The total number of Tiger Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Solicitation.** Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Block E on this Letter of Transmittal and present a list of beneficial holders, if applicable.

8. **Miscellaneous.**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Securities are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted and no fractional shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Deposited Securities for payment, except as required by applicable law.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein and the holder of the Deposited Securities and Distributions covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained on request and without charge from the Depository at its office at the addresses listed on the back page of this document.

9. **Commissions.** No brokerage fees or commissions will be payable by Shareholders if the Offer is accepted by depositing Tiger Shares directly with the Depository or if the services of the Dealer Manager or Soliciting Dealer Group are used to accept the Offer. If a Shareholder owns Tiger Shares through a broker or other nominee and such broker or nominee deposits Tiger Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service.

10. **Lost Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Calgary office of the Depository. The Depository will forward such letter to Tiger's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depository so that the Depository and/or Tiger's transfer agent may contact you.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES FOR TIGER SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITORY NO LATER THAN THE EXPIRY TIME, BEING 5:00 P.M. (CALGARY TIME) ON SEPTEMBER 30, 2005 (UNLESS THE OFFER IS EXTENDED).

The Depository for the Offer is:

OLYMPIA TRUST COMPANY

Telephone: (403) 261-0900
Toll Free: 1-888-353-3138
E-Mail: cssinquiries@olympiatrust.com

By Mail, Registered Mail, Hand or Courier

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6

Any questions and requests for assistance may be directed by Shareholders to the Depository at its telephone number and location set out above.

1328345_3

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE OFFER BY PAN ORIENT ENERGY CORP. DATED AUGUST 26, 2005 FOR ALL OF THE OUTSTANDING CONVERTIBLE DEBENTURES OF TIGER PETROLEUM INC.

The Depository (see the back page of this document for addresses and telephone numbers) or your investment dealer, broker, bank manager, lawyer or other professional advisor will assist you in completing this Letter of Transmittal

LETTER OF TRANSMITTAL

to accompany certificates for convertible debentures of

TIGER PETROLEUM INC.

to be deposited pursuant to the Offer dated August 26, 2005 of

PAN ORIENT ENERGY CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON SEPTEMBER 30, 2005 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates representing convertible debentures (the "**Debentures**") of Tiger Petroleum Inc. ("**Tiger**") deposited pursuant to the offer (the "**Offer**") dated August 26, 2005 made by Pan Orient Energy Corp. (the "**Offeror**" or "**Pan Orient**") to holders of Debentures (the "**Debenture Holders**"). Debenture Holders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depository (as defined herein) at or prior to the Expiry Time may deposit such Debentures according to the "Procedure for Guaranteed Delivery" set forth in section 3 of the Offer, "Manner of Acceptance". The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal shall have the same meanings herein as given to them in the Offer and Circular dated August 26, 2005.

Please read the instructions set out herein carefully before completing this Letter of Transmittal.

TO: PAN ORIENT ENERGY CORP.
AND TO: OLYMPIA TRUST COMPANY (the "Depository"), at its office set out herein.

The undersigned delivers to you the enclosed certificate(s) for Debentures, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Debentures upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

(Please see instructions 1, 6 and 9)

Certificate Number(s) *	Name(s) in which Registered	Aggregate Principal Amount of, and accrued and unpaid interest on, Debentures Represented by Certificate	Aggregate Principal Amount of, and accrued and unpaid interest on, Debentures Deposited*
	TOTAL		

* Unless otherwise indicated, all of the aggregate principal amount of, and accrued and unpaid interest on, any Debenture evidenced by any certificate(s) submitted to the Depository will be deemed to have been deposited under the Offer. See instruction 6, "Partial Tenders".

(If space is insufficient, please attach a signed list to this Letter of Transmittal in the above form.)

ELECTION OF FORM OF CONSIDERATION

Pursuant to the Offer, the undersigned Debenture Holder hereby elects to receive for each $1.00 of aggregate principal amount of, and accrued and unpaid interest on, each Debenture **(please check only one of the following options)**:

☐ **Option A** - $1.00 (Canadian) in cash (the "**Cash Election**").

OR

☐ **Option B** – 0.87 Pan Orient Shares (the "**Share Election**").

OR

☐ **Option C** – accrued

(a) $1.00 (Canadian) in cash for each $1.00 of $__________ principle amount of, and on unpaid interest on, each Debenture; and

(b) 0.87 Pan Orient Shares for each $1.00 of $__________ principle amount of, and accrued and unpaid interest on, each Debenture.

Where no election is made or where the election is not properly made, the depositing Debenture Holder will be deemed to have made the Share Election. The election may have material income tax consequences and, as a result, Debenture Holders are urged to consult their tax advisor as to their election.

The undersigned hereby:

1. acknowledges receipt of the Offer and Circular dated August 26, 2005;

2. delivers to you the enclosed certificate(s) representing Debenture(s) and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Debentures represented by such certificate(s) (the "**Deposited Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Securities, including without limitation, any interest or other payments made pursuant to and in accordance with the terms and provisions of the Debentures and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities, or any of them, on or after August 26, 2005 (collectively, the "**Distributions**") effective on and after the date that the Offeror takes up and pays for the Deposited Securities (the "**Effective Date**");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities (and any Distributions) being deposited;

   (b) the Deposited Securities (and any Distributions) have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any of such Deposited Securities (and any Distributions) to any other person;

   (c) the undersigned or the person on whose behalf the Deposited Securities (and any Distributions) are being deposited has good title to and owns the Deposited Securities (and any Distributions) being deposited within the meaning of applicable securities laws;

   (d) when the Deposited Securities (and any Distributions) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever; and

   (e) the deposit of the Deposited Securities (and any Distributions) complies with applicable securities laws;

4. irrevocably constitutes and appoints the Depository and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Securities (and any Distributions), effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

    (a) to register or record, transfer and enter the transfer of Deposited Securities and/or any Distributions on the appropriate register of holders maintained by Tiger; and

    (b) to exercise any and all rights of the holder of the Deposited Securities and/or Distributions, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Deposited Securities and/or Distributions, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Deposited Securities and/or such Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Tiger, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of the Deposited Securities and/or Distributions, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Securities and/or Distributions;

5. as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities or Distributions and agrees that, except as provided herein, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities or Distributions by or on behalf of the undersigned;

6. agrees, effective on and after the Effective Date, not to vote any of the Deposited Securities and/or Distributions at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Tiger and not to exercise any or all of the other rights or privileges attached to the Deposited Securities and/or Distributions, and agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of the Deposited Securities and/or Distributions and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Deposited Securities and/or Distributions;

7. directs the Depository:

    (a) to issue or cause to be issued a cheque or cheques in the full amount of the consideration per Debenture payable pursuant to the Offer and/or certificate(s) for Pan Orient Shares to which the undersigned is entitled in respect of the Deposited Securities pursuant to the Offer, in the name indicated below, and to send such cheque(s) and/or certificate(s) for Pan Orient Shares, to the address, or hold the same for pickup, as indicated below (and if no name, address or delivery instructions are indicated, in the name of and to the registered owner of such Debentures at the address of such registered owner as it appears on the applicable security register of Tiger); and

    (b) to return any certificates for Debentures not purchased in the name and to the address indicated below (and if no name, address or delivery instructions are indicated, in the name of and to the registered owner of such Debentures at the address of such registered owner as it appears on the applicable security register of Tiger);

8. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Securities or Distributions deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (a) the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any jurisdiction, (b) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Securities or any Distributions or any accompanying documents, and (c) there shall be no duty or obligation on the Offeror, the Depository, the Dealer Manager, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

9. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and/or Distributions to the Offeror;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned and that, except as stated in the Offer, the deposit of Debentures pursuant to this Letter of Transmittal is irrevocable;

11. to the extent permitted by law, waives any right to receive notice of purchase of the Deposited Securities;

12. agrees that, if at any time on or after August 26, 2005, Tiger should declare or pay any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Debentures which is or are payable or distributable to the Debenture Holders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Tiger of such Debentures, then the whole of any such dividend, distribution or right will be received and held by the undersigned for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depository for the account of the Offeror, accompanied by appropriate documentation of transfer and, pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

13. declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction; and

14. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Pan Orient and the Depository that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec Welwyn et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

Are you a non-resident of Canada within the meaning of the *Income Tax Act* (Canada)?

☐ Yes ☐ No

By checking "No" above, the undersigned represents and warrants that such person is not a "non-resident" within the meaning of the *Income Tax Act* (Canada) nor is such person acting as the agent or trustee for anyone with an interest in the Debentures deposited hereunder who is a non-resident within the meaning of the *Income Tax Act* (Canada).

Signature guaranteed by (if required under instruction 4):

Authorized Signature of Guarantor

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Dated: ____________________, 2005

Signature of Debenture holder or Authorized Representative (see instructions 3 and 4)

Name of Debenture holder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime Telephone Number of Debenture holder or Authorized Representative

Daytime Facsimile Number of Debenture holder or Authorized Representative

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

BLOCK A	BLOCK B
ISSUE CHEQUE AND/OR CERTIFICATE FOR PAN ORIENT SHARES IN NAME OF (please print or type):	*To be completed only if Block C is not checked.*
☐ Registered owner of Deposited Securities or:	SEND CHEQUE AND/OR CERTIFICATE FOR PAN ORIENT SHARES TO (please print or type):
(Name)	☐ same address as Block A or to:
(Street Address and Number)	(Name)
(City and Province or State)	(Street Address and Number)
(Country and Postal or Zip Code)	(City and Province or State)
(Social Insurance Number or U.S. Resident Taxpayer Identification Number)	(Country and Postal or Zip Code)

BLOCK C

☐ HOLD CHEQUE AND/OR CERTIFICATE FOR PAN ORIENT SHARES FOR PICK UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITORY TO WHICH DEBENTURES WERE TENDERED.

BLOCK D

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(see instruction 2)

☐ CHECK HERE IF DEBENTURES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY OFFICE OF THE DEPOSITORY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________

Date of Execution of Notice of Guaranteed Delivery: ______________________

Name of Institution which Guaranteed Delivery: ______________________

BLOCK E

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The person signing this Letter of Transmittal represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

(Firm) (Telephone Number) (Fax Number)

(FIN Number)

Registered Representative Address

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

   (a) This Letter of Transmittal, properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the Deposited Securities and all other documents required by the terms of the Offer and this Letter of Transmittal, must be received by the Depository at its office specified on the back page of this document at or prior to the Expiry Time, being 5:00 p.m. (Calgary time) on September 30, 2005, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in instruction 2 below are employed.

   (b) The method used to deliver this Letter of Transmittal, certificates representing Debentures and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depository. The Offeror recommends that such documents be hand delivered to the Depository at its office specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, the Offeror recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained. **Debenture Holders whose Debentures are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing those Debentures.**

2. **Procedures for Guaranteed Delivery**. If a Debenture Holder wishes to deposit Debentures pursuant to the Offer and (i) the certificate(s) representing such Debentures are not immediately available, or (ii) such Debenture Holder cannot deliver the certificate(s) representing such Debentures and all other required documents to the Depository at or prior to the Expiry Time, then such Debentures may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

   (a) such a deposit is made by or through an Eligible Institution (as defined below);

   (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form (printed on green paper) accompanying this Letter of Transmittal is received by the Depository at its Calgary office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail), together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

   (c) the certificate(s) representing the Deposited Securities, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal covering the Deposited Securities, and all other documents required by this Letter of Transmittal, are received by the Depository at its Calgary office as set forth in the Notice of Guaranteed Delivery at or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depository at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying Debenture certificates to any office other than such office of the Depository does not constitute delivery for purposes of satisfying a guaranteed delivery.**

   An "**Eligible Institution**" means a Schedule I Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3. **Signatures**. This Letter of Transmittal must be completed and signed by the registered holder of Debentures accepting the Offer or by such holder's duly authorized representative (in accordance with instruction 5 below).

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque(s) and/or certificate(s) representing Pan Orient Shares is to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as described in instruction 4 below.

4. **Guarantee of Signatures**. If:

(a) this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Securities; or

(b) the cheque(s) and/or certificates are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Debenture Holders maintained by Tiger; or

(c) Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Debenture Holders maintained by Tiger,

then such signature in this Letter of Transmittal (and on any endorsement or power of attorney as described in instruction 3 above) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depository (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**. Where this Letter of Transmittal or any certificate or transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depository, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**. If less than the total principle amount of, and accrued and unpaid interest on, Debentures evidenced by any certificate submitted is to be deposited under the Offer, fill in the principle amount of, and accrued and unpaid interest on, Debentures to be deposited in the appropriate space on this Letter of Transmittal. In such case, a new certificate(s) for the remaining principle amount of Debentures not deposited will be sent to the registered owner, as soon as practicable following the Expiry Time. The total principle amount of Debentures evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Solicitation**. Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Block E on this Letter of Transmittal and present a list of beneficial holders, if applicable.

8. **Miscellaneous**.

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Securities are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Debenture Holders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Deposited Securities for payment, except as required by applicable law.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein and the holder of the Deposited Securities and Distributions covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained on request and without charge from the Depository at its office at the addresses listed on the back page of this document.

9. **Commissions.** No brokerage fees or commissions will be payable by Debenture Holders if the Offer is accepted by depositing Debentures directly with the Depository or if the services of the Dealer Manager or Soliciting Dealer Group are used to accept the Offer. If a Debenture Holder owns Debentures through a broker or other nominee and such broker or nominee deposits Debentures on the Debenture Holder's behalf, the broker or nominee may charge a fee for performing this service.

10. **Lost Certificates.** If a certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Calgary office of the Depository. The Depository will forward such letter to Tiger's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depository so that the Depository and/or Tiger's transfer agent may contact you.

11. **Non-Residents of Canada**. If the Debenture Holder is a non-resident of Canada, and subject to applicable law, then:

(a) the Offeror may, if required by applicable law, withhold ¼ of the purchase price; and

(b) if the Offeror withholds ¼ of the purchase price pursuant to subparagraph (a) above, the Debenture Holder shall have 30 days from the end of the month in which the Offeror purchases Debentures to obtain a clearance certificate from Revenue Canada and deliver such clearance certificate to the Depository and:

(i) if a clearance certificate is delivered within the time specified, the withheld amount will be released to the Debenture Holder; or

(ii) if a clearance certificate is not so delivered, the withheld amount will be remitted to Revenue Canada.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES FOR DEBENTURES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITORY NO LATER THAN THE EXPIRY TIME, BEING 5:00 P.M. (CALGARY TIME) ON SEPTEMBER 30, 2005 (UNLESS THE OFFER IS EXTENDED).

The Depository for the Offer is:

OLYMPIA TRUST COMPANY

Telephone: (403) 261-0900
Toll Free: 1-888-353-3138
E-Mail: cssinquiries@olympiatrust.com

By Mail, Registered Mail, Hand or Courier

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6

Any questions and requests for assistance may be directed by Debenture Holders to the Depository at its telephone number and location set out above.

1354699_3

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares and Convertible Debentures of

TIGER PETROLEUM INC.

to be deposited pursuant to the Offer dated August 26, 2005 of

PAN ORIENT ENERGY CORP.

This Notice of Guaranteed Delivery must be used to accept the offer dated August 26, 2005 (the "**Offer**") made by Pan Orient Energy Corp. ("**Pan Orient**") for all of the outstanding common shares (the "**Tiger Shares**") and Convertible Debentures ("**Debentures**") of Tiger Petroleum Inc. ("**Tiger**") if (i) certificates for the Tiger Shares or Debentures are not immediately available, or (ii) time will not permit all required documents to reach the Depository (as defined herein) prior to the Expiry Time of the Offer, being 5:00 p.m. (Calgary time) on September 30, 2005, unless extended or withdrawn. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Calgary office of the Depository.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated August 26, 2005 shall have the respective meanings set out in the Offer and Circular.

To: **OLYMPIA TRUST COMPANY** (the "**Depository**")

By Mail, Registered Mail, Hand or Courier

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6

By Facsimile Transmission

(403) 265-1455

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits to Pan Orient, upon the terms and subject to the conditions set forth in the Offer and Circular and related Letter of Transmittal, receipt of which is hereby acknowledged, the Tiger Shares and/or Debentures listed below, pursuant to the guaranteed delivery procedures set forth in section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Number of Tiger Shares or principal amount of, and accrued and unpaid interest on, Debenture Deposited	Name & Address of Shareholder or Debenture Holder (please print)

TOTAL SHARES OR PRINCIPAL AMOUNT OF, AND ACCRUED AND UNPAID INTEREST ON, DEBENTURE	

Dated:	Telephone (Business Hours) ( )	Signature of Shareholder or Debenture Holder

GUARANTEE

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an "**Eligible Institution**") guarantees delivery to the Depository of the certificates representing the Tiger Shares or Debentures, as applicable, deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith, and all other documents required by the Letter of Transmittal, all at or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

Name of Firm:	____________________	Authorized Signature:	____________________
Address of Firm:	____________________	Name:	____________________
	____________________	Title:	____________________
Telephone Number:	____________________	Dated:	____________________

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Pan Orient Energy Corp. concurrently with this Form CB.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

A. Name of issuer or person filing ("Filer"):

B. This is [check one]

[X] an original filing for the Filer

[ ] an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant: **Pan Orient Energy Corp.**

Form type: **Form CB**

File Number (if known):

Filed by:

Date Filed
(if filed concurrently, so indicate): **September 1, 2005**
(concurrently with Form CB)

D. The Filer is incorporated or organized under the laws of **Alberta, Canada** and has its principal place of business at **#650, 101-6th Avenue S.W, Calgary, Alberta, Canada T2P 3P4**

E. The Filer designates and appoints CT Corporation System ("Agent"), located at:

CT Corporation System
111 Eighth Avenue
New York, NY 10011

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made with respect to which the Filer has filed the Form CB with the Commission. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the latest amendment to the Filer's Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alberta, Province of Alberta, Country of Canada, on this 31st day of August, 2005.

Filer: Pan Orient Energy Corp.

By: 

Jason Bednar
Vice President Finance and Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System
As Agent for Service of Process for
Pan Orient Energy Corp.



By: Melissa Fox
Title: Department Manager

Date: September 1, 2005

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAN ORIENT ENERGY CORP.

Dated: August 31, 2005



Name: Jason Bednar
Title: Vice President Finance and Chief Financial Officer